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The information in this Offer and Circular may change. We may not complete the Offer and issue the securities issuable hereunder until the registration statement filed with the United States Securities and Exchange Commission is effective. This Offer and Circular is not an offer to sell the securities issuable hereunder and we are not soliciting an offer to buy these securities in any jursidiction where the Offer is not permitted.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, lawyer or other professional advisor. No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of, the Offer contained in this document, the securities offered pursuant to such Offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

THE SECURITIES OFFERED PURSUANT TO THIS OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

May 23, 2006

TECK COMINCO LIMITED

OFFER TO PURCHASE

all of the outstanding common shares of

INCO LIMITED

on the basis of, at the election of each holder,

(a)	Cdn.$78.50 in cash (the "Cash Alternative"), or
(b)	0.9776 of a Class B subordinate voting share of Teck Cominco Limited and Cdn.$0.05 in cash (the "Share Alternative"),

for each common share of Inco Limited subject, in each case, to pro ration as set out herein.

Teck Cominco Limited ("Teck" or the "Offeror") hereby offers (the "Offer") to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding common shares of Inco Limited ("Inco") together with associated rights issued and outstanding under the shareholder rights plan of Inco (together, the "Inco Shares"), other than any Inco Shares owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date (as defined in the Glossary below), and including any Inco Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Inco (other than Rights, as defined in the Glossary below) that are convertible into or exchangeable or exercisable for Inco Shares. The Offeror currently owns, directly or indirectly, 8,943,800 Inco Shares, 5,143,793 of which constitute the Pledged Inco Shares (as defined in the Glossary below).

Under the Offer, each holder of Inco Shares (each a "Shareholder" and collectively, the "Shareholders") may elect to receive either the Cash Alternative or the Share Alternative in respect of all of the Inco Shares deposited by such Shareholder under the Offer. The total amount of cash available under the Offer is limited to $6,366,482,332 and the total number of Class B subordinate voting shares of Teck ("Teck Subordinate Voting Shares") available for issuance under the Offer is limited to 143,082,936 Teck Subordinate Voting Shares (based on the number of Inco Shares outstanding on a fully diluted basis as of March 31, 2006, as publicly disclosed by Inco). See Section 1 of the Offer, "The Offer". In light of the total amount of cash available under the Offer relative to the size of the Offer, it is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Inco Shares.

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on July 24, 2006 unless accelerated, extended or withdrawn (the "Expiry Time").

For a discussion of risk factors you should consider in evaluating the Offer, see Section 6 of the Circular, "Business Combination Risks" and the risks described in Teck's Annual Information Form dated March 1, 2006 for the year ended December 31, 2005, incorporated by reference into this Offer and Circular.

The Offer is subject to certain conditions, including, without limitation, that Inco Shares representing, together with Inco Shares owned, directly or indirectly, by the Offeror and its affiliates (other than the Pledged Inco Shares), not less than 66 2/3% of the total outstanding Inco Shares (calculated on a fully diluted basis) will have been validly deposited under the Offer, that the support agreement between Inco and Falconbridge Limited ("Falconbridge") dated October 10, 2005, as amended, shall have been lawfully terminated in accordance with its terms, and Inco's take-over bid for Falconbridge shall have expired or shall have been lawfully withdrawn or terminated without any shares of Falconbridge having been purchased pursuant to such take-over bid, in all cases without breach by Inco. See Section 2 of the Offer, "Conditions of the Offer", for a complete description of the conditions of the Offer. Subject to applicable law, the Offeror reserves the right to withdraw the Offer and not take-up and pay for Inco Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror at or before the Expiry Time.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Inco Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Dealer Managers for the Offer are:

In Canada	In the United States
BMO Nesbitt Burns Inc. Merrill Lynch Canada Inc.	Harris Nesbitt Corp. Merrill Lynch & Co.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        Teck has filed with the United States Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-10, and expects to mail this Offer and Circular to Shareholders. TECK URGES SHAREHOLDERS TO READ THE REGISTRATION STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

        Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Teck will be available free of charge from Teck. You should direct requests for documents to Corporate Secretary, Teck Cominco Limited, Suite 600, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L9, telephone (604) 687-1117. To obtain timely delivery, such documents should be requested not later than July 17, 2006, five business days before the Expiry Date.

        This offering is made by a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Offer and Circular in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

        U.S. resident Shareholders should be aware that acceptance of the Offer by them as described herein may have tax consequences both in the United States and in Canada. See Sections 18 and 19 of the Circular, "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations". Such consequences may not be fully described herein and such holders are urged to consult their tax advisors.

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Teck is incorporated or organized under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Managers and some or all of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of Teck and such persons may be located outside the United States.

        APPLICATIONS TO REGISTER THE SECURITIES HAVE BEEN FILED WITH, BUT HAVE NOT YET BECOME EFFECTIVE IN, THE U.S. STATES OF ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, FLORIDA, GEORGIA, ILLINOIS, INDIANA, LOUISIANA, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, PENNSYLVANIA, TENNESSEE, TEXAS, UTAH, WEST VIRGINIA, WISCONSIN AND WYOMING, THE DISTRICT OF COLUMBIA AND THE COMMONWEALTH OF PUERTO RICO. THE SECURITIES ISSUABLE HEREUNDER MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED IN EACH OF THOSE U.S. JURISDICTIONS PRIOR TO THE TIME THE RESPECTIVE REGISTRATION STATEMENT BECOMES EFFECTIVE EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH U.S. JURISDICTIONS.

        The Offeror's intention to make the Offer was announced on May 8, 2006 before the opening of trading on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). The Teck Subordinate Voting Shares are listed on the TSX under the trading symbol "TEK.SV.B". The Inco Shares are listed on the TSX and the NYSE under the trading symbol "N".

        On May 5, 2006, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price on the TSX of the Teck Subordinate Voting Shares was Cdn.$80.25 and the closing price on the TSX of the Inco Shares was Cdn.$65.38. The volume-weighted average trading price of the Inco Shares on the TSX for the 30 trading days ended May 5, 2006 was Cdn.$61.38. The Offer price of Cdn.$78.50 per Inco Share represents a premium of approximately 27.8% and 20.1% over the 30 trading day volume-weighted average trading price and the closing price, respectively, of the Inco Shares on the TSX as at May 5, 2006.

        The Offeror has applied to the TSX to list the Teck Subordinate Voting Shares offered hereunder on the TSX and has applied to the NYSE to list all of the outstanding Teck Subordinate Voting Shares, including the Teck Subordinate Voting Shares offered hereunder, on the NYSE. Listing will be subject to Teck fulfilling all the listing requirements of such exchanges. Listing of the Teck Subordinate Voting Shares on the NYSE is not a condition of the Offer.

        Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on green paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Inco Shares and all other required documents, at one of the offices of CIBC Mellon Trust Company (the "Depositary") or Mellon Investor Services LLC (the "U.S. Forwarding Agent") in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Inco Shares described in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer"; or (2) accept the Offer where the certificates representing the Inco Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary or the U.S. Forwarding Agent before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery (printed on yellow paper) or a manually signed facsimile thereof. Shareholders whose Inco Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Inco Shares. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Inco Shares directly with the Depositary or the U.S. Forwarding Agent or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

        Questions and requests for assistance may be directed to the Dealer Managers, the Depositary, the U.S. Forwarding Agent or Innisfree M&A Incorporated (the "Information Agent") for the Offer. Contact details for such persons may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Dealer Managers, the Depositary, the U.S. Forwarding Agent or the Information Agent at their respective offices specified on the back page of this document. Additionally, copies of this document and related materials may be found at www.sedar.com and www.sec.gov.

NOTICE TO HOLDERS OF INCO OPTIONS, INCO WARRANTS, INCO CONVERTIBLE DEBENTURES AND TECK EXCHANGEABLE DEBENTURES

        The Offer is made only for Inco Shares and is not made for any options, warrants, convertible debentures, convertible notes, or other rights (other than Rights (as defined in the Glossary below)) to acquire Inco Shares. The Offer is not made to holders of Teck Exchangeable Debentures (as defined in the Glossary below). Any holder of options, warrants, convertible debentures, convertible notes, Teck Exchangeable Debentures or other rights to acquire Inco Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, convert or exchange such options, warrants, convertible debentures, convertible notes, Teck Exchangeable Debentures or other rights in order to obtain certificates representing Inco Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure the holder of such options, warrants, convertible debentures, convertible notes, Teck Exchangeable Debentures or other rights to acquire Inco Shares that the holder will have certificates representing the Inco Shares received on such exercise, conversion or exchange available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        If any holder of options to acquire Inco Shares ("Inco Options") under the Inco Option Plans (as defined in the Glossary below) does not exercise such Inco Options prior to the Expiry Time, such Inco Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction (each as defined in the Glossary below) an option to acquire Inco Shares will become an option or right to acquire a number of Teck Subordinate Voting Shares, as determined in accordance with the terms of the Inco Options. See Section 5 of the Circular, "Purpose of the Offer and Teck's Plans for Inco — Treatment of Inco Options, Inco Warrants, Inco Convertible Debentures and Teck Exchangeable Debentures".

        If any holder of warrants to acquire Inco Shares ("Inco Warrants") does not exercise such Inco Warrants prior to the Expiry Time, such Inco Warrants will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 5 of the Circular, "Purpose of the Offer and Teck's Plans for Inco — Treatment of Inco Options, Inco Warrants, Inco Convertible Debentures and Teck Exchangeable Debentures".

        If any holder of Inco Convertible Debentures (as defined in the Glossary below) does not convert such Inco Convertible Debentures prior to the Expiry Time, such Inco Convertible Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 5 of the Circular, "Purpose of the Offer and Teck's Plans for Inco — Treatment of Inco Options, Inco Warrants, Inco Convertible Debentures and Teck Exchangeable Debentures".

        If any holder of Teck Exchangeable Debentures does not exchange such Teck Exchangeable Debentures prior to the Expiry Time, such Teck Exchangeable Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 5 of the Circular, "Purpose of the Offer and Teck's Plans for Inco — Treatment of Inco Options, Inco Warrants, Inco Convertible Debentures and Teck Exchangeable Debentures".

        The tax consequences to holders of Inco Options, Inco Warrants, Inco Convertible Debentures or Teck Exchangeable Debentures of exercising or not exercising their Inco Options or Inco Warrants, converting or not converting their Inco Convertible Debentures or exchanging or not exchanging their Teck Exchangeable Debentures are not described in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations" or in Section 19 of the Circular, "Certain United States Federal Income Tax Considerations". Holders of Inco Options, Inco Warrants, Inco Convertible Debentures or Teck Exchangeable Debentures should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Inco Options or Inco Warrants or to convert or not convert their Inco Convertible Debentures or to exchange or not to exchange their Teck Exchangeable Debentures.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        This Offer and Circular, the pro forma consolidated financial statements of Teck and some of the material incorporated by reference into this Offer and Circular, contain certain "forward-looking statements", including within the meaning of the U.S. Exchange Act. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to: prices and price volatility for zinc, copper, coal, gold and other primary metals and minerals as well as oil, natural gas and petroleum products; the long-term demand for and supply of zinc, copper, coal, gold and other primary metals and minerals; premiums realized by Teck over London Metal Exchange cash and other benchmark prices and the sensitivity of Teck's financial results to changes in metals and minerals prices; treatment and refining charges; Teck's strategies and objectives; Teck's interest and other expenses; Teck's tax position and the tax rates applicable to Teck; political unrest or instability in countries such as Peru and its impact on Teck's foreign assets, including Teck's interest in the Antamina copper, zinc mine; the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of Teck's development and expansion projects, including, among others, the Fort Hills Project; the timing of commercial production at the Pogo gold mine; Teck's estimates of the quantity and quality of its mineral and oil reserves and resources; Teck's planned investments and capital expenditures and its estimates of reclamation and other costs related to environmental protection; Teck's future capital and production costs and production levels, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations; Teck's cost reduction and other financial and operating objectives; Teck's exploration, environmental, health and safety initiatives; the availability of qualified employees for Teck's operations, including its new developments; the resolution of labour disputes and the satisfactory negotiation of collective agreements with unionized employees, including at the Elkview mine, the Highland Valley mine and the Antamina mine; the outcome of legal proceedings and other disputes in which Teck is involved; general business and economic conditions; the outcome of Teck's coal price negotiations and negotiations with customers concerning treatment and refining charges, price adjustments and premiums; Teck's dividend policy; various actions to be taken or requirements to be met in connection with completing the Offer and integrating Teck and Inco after the completion of the Offer; and revenue, income and operations of Teck and Inco after the completion of the Offer.

        The following factors, among others, related to the business combination of Teck and Inco could cause actual results or developments to differ materially from the results or developments expressed or implied by forward-looking statements: the Teck Subordinate Voting Shares issued in connection with the Offer may have a market value lower than expected; the businesses of Teck and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the acquisition of Inco may not be fully realized by Teck or not realized within the expected time frame. See Sections 3 and 5 of the Circular, "Background to the Offer" and "Purpose of the Offer and Teck's Plans for Inco".

        Inherent in forward-looking statements are risks and uncertainties beyond Teck's ability to predict or control, including risks that may affect Teck's operating or capital plans including risks generally encountered in the development of mineral properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market place of Teck's principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserves and resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with Teck's dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

        Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in, or incorporated by reference into, this Offer and Circular. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck and Inco; the timing of the receipt of regulatory and governmental approvals for Teck's and Inco's development projects and other operations; the availability of financing for Teck's and Inco's development projects on reasonable terms; Teck's and Inco's respective costs of production and their respective production and productivity levels, as well as those of their competitors; power prices; Teck's and

v

Inco's ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in Canadian, U.S. and other foreign exchange rates on Teck's and Inco's costs and results; engineering and construction timetables and capital costs for Teck's and Inco's development and expansion projects; market competition; the accuracy of Teck's and Inco's reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; premiums realized over London Metal Exchange cash and other benchmark prices; tax benefits and tax rates; the outcome of Teck's coal price and refining and treatment charge negotiations with customers; the resolution of environmental and other proceedings or disputes; and Teck's and Inco's ongoing relations with their respective employees and with their respective business partners and joint venturers.

        You are cautioned that the foregoing important factors and assumptions are not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. You should also carefully consider the matters discussed in Section 6 of the Circular, "Business Combination Risks". Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in this Offer and Circular.

INFORMATION CONCERNING INCO

        Except as otherwise indicated, the information concerning Inco contained in this Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities, the SEC and other public sources. Although Teck has no knowledge that would indicate that any statements contained herein concerning Inco taken from or based upon such documents and records are untrue or incomplete, neither Teck nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Inco's financial statements, or for any failure by Inco to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Teck. Teck has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Inco's publicly available documents or records or whether there has been any failure by Inco to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

        Unless otherwise indicated, all references to "$", "dollars" or "Cdn.$" in this Offer and Circular refer to Canadian dollars and all references to "U.S.$" in this Offer and Circular refer to United States dollars. Teck's financial statements included herein and incorporated by reference are reported in Canadian dollars and are prepared in accordance with Canadian GAAP (as defined in the Glossary below). Certain of the financial information in these financial statements is reconciled to U.S. GAAP (as defined in the Glossary below). For a discussion of the material measurement differences between U.S. GAAP and Canadian GAAP in the context of Teck, see Note 24 to Teck's audited consolidated financial statements as at and for the year ended December 31, 2005. Inco's financial statements that are incorporated herein by reference are reported in United States dollars and are prepared in accordance with Canadian GAAP. For a discussion of the material measurement differences between Canadian GAAP and U.S. GAAP in the context of Inco, see Note 24 to Inco's audited consolidated financial statements as at and for the year ended December 31, 2005 and Note 15 to Inco's unaudited consolidated interim financial statements as at and for the three months ended March 31, 2006. Teck has no means of verifying the accuracy or completeness of Inco's financial statements.

EXCHANGE RATES

        The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Three Months Ended March 31		Year Ended December 31
	2006	2005	2005	2004	2003	2002	2001
High	1.1726	1.2566	1.2704	1.3968	1.5747	1.6132	1.6021
Low	1.1322	1.1987	1.1507	1.1774	1.2924	1.5110	1.4936
Rate at end of period	1.1671	1.2096	1.1659	1.2036	1.2924	1.5796	1.5926
Average rate for period	1.1549	1.2263	1.2116	1.3015	1.4015	1.5704	1.5484

        On May 5, 2006, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was $1.1072.

        On May 19, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was $1.1233.

SUMMARY TERM SHEET

        The following are some of the questions that you, as a Shareholder of Inco, may have and the answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. The information contained in this summary term sheet is qualified in its entirety by the more detailed descriptions and information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully prior to making any decision regarding whether or not to tender your Inco Shares. We have included cross-references in this summary term sheet to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary below.

Who is offering to buy my Inco Shares?

        We are Teck, a company engaged primarily in the exploration for and the development and production of natural resources, with interests in mining and processing operations in Canada, the United States and South America. We are the world's largest zinc miner and an important producer of copper and gold. We also hold a 40% interest in, and are the managing partner of, the Elk Valley Coal Partnership, which is the world's second largest producer of seaborne hard coking coal. Our principal products are zinc concentrate, metallurgical coal, copper concentrate, molybdenum concentrate, lead concentrate and refined metals, including zinc, lead, gold, silver, indium and germanium. We also sell electrical power that is surplus to our requirements at our Trail metallurgical operations. Our Teck Subordinate Voting Shares are listed on the TSX under the symbol "TEK.SV.B". See Section 1 of the Circular, "Teck".

What is Teck proposing?

        We are offering to purchase all of the issued and outstanding Inco Shares that we do not own, subject to the terms and conditions set forth in the following Offer and Circular. See Section 1 of the Offer, "The Offer".

What would I receive in exchange for each of my Inco Shares?

        For each Inco Share held by you we are offering:

  (i)
  $78.50 in cash under the Cash Alternative, or

  (ii)
  0.9776 of a Teck Subordinate Voting Share and $0.05 in cash under the Share Alternative,

in each case, as elected by you in the applicable Letter of Transmittal or Notice of Guaranteed Delivery, and subject to pro ration as more fully described in Section 1 of the Offer, "The Offer". The total amount of cash available under the Offer is limited to $6,366,482,332 and the total number of Teck Subordinate Voting Shares available for issuance under the Offer is limited to 143,082,936 Teck Subordinate Voting Shares. In light of the total amount of cash available under the Offer relative to the size of the Offer, it is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Inco Shares. Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive $28.00 in cash and 0.6293 of a Teck Subordinate Voting Share for each Inco Share tendered, subject to adjustment for fractional shares.

        All cash payable under the Offer, including the cash consideration under the Cash Alternative, the cash portion of the consideration under the Share Alternative and the cash payable in lieu of fractional Teck Subordinate Voting Shares otherwise issuable under the Share Alternative, will be denominated in Canadian dollars. However, Shareholders can also elect to receive their cash consideration in U.S. dollars based upon the Bank of Canada noon buying rate of exchange for U.S. dollars on the applicable Take-Up Date. See Section 1 of the Offer, "The Offer".

What are some of the significant conditions of the Offer?

        The Offer is subject to several conditions, some of the most important of which are as follows:

  •
  Inco Shares representing, together with Inco Shares owned, directly or indirectly, by us and our affiliates (other than the Pledged Inco Shares), not less than 66 2/3% of the total outstanding Inco Shares (calculated on a fully diluted basis) shall have been validly deposited under the Offer and not withdrawn at the Expiry Time, and prior to the Expiry Time more than 50% of the Inco Shares held by Independent Shareholders (as defined in the Rights Plan Agreement) shall have been deposited or tendered pursuant to the Offer and not withdrawn;

  •
  the Inco/Falconbridge Support Agreement shall have been lawfully terminated in accordance with its terms, and Inco's take-over bid for Falconbridge shall have expired or shall have been lawfully withdrawn or terminated without any shares of Falconbridge having been purchased by Inco pursuant to such take-over bid, in all cases without breach by Inco; and

  •
  Inco's Rights Plan shall have been terminated or some action shall have been taken by the Inco board of directors or by a securities commission or court of competent jurisdiction to remove the effect of the Rights Plan and permit the Offer to proceed.

        See Section 2 of the Offer, "Conditions of the Offer" for additional conditions of the Offer. A detailed summary of the Rights Plan can be found in Section 7 of the Offer, "Shareholder Rights Plan". Furthermore, a detailed summary of the principal regulatory approvals required in connection with the Offer can be found in Section 17 of the Circular, "Regulatory Matters".

Why is Teck buying Inco?

        We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Inco. If we complete the Offer but do not then own 100% of the Inco Shares, we currently intend to acquire any Inco Shares not deposited on the Offer in a second-step transaction. This transaction would likely take the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction. See Section 3 of the Circular, "Background to the Offer" and Section 7 of the Circular, "Acquisition of Inco Shares Not Deposited".

What are the classes of securities sought in the Offer?

        We are offering to purchase all of the outstanding common shares of Inco and the associated rights under Inco's Rights Plan. This includes Inco Shares that may become outstanding after the date of this Offer, but prior to the expiration of the Offer, upon the conversion or exercise of any Inco Options, Inco Warrants or Inco Convertible Debentures that are convertible into, or exercisable for, Inco Shares. See Section 1 of the Offer, "The Offer".

How many Teck Subordinate Voting Shares could be issued pursuant to the Offer?

        We will issue an additional 143,082,936 Teck Subordinate Voting Shares, based on the number of Inco Shares outstanding on a fully diluted basis as of March 31, 2006, as publicly disclosed by Inco, and assuming that all of the Inco Shares outstanding as of March 31, 2006 (other than Inco Shares owned, directly or indirectly, by us and our affiliates, which for this purpose excludes the Pledged Inco Shares) are tendered to the Offer, that all of the Inco Shares issuable upon exercise or conversion, as applicable, of Inco Options, Inco Warrants and Inco Convertible Debentures that were outstanding in each case as at March 31, 2006, are tendered to the Offer, and that we take up and pay for such Inco Shares under the Offer. See Section 1 of the Offer, "The Offer".

How long do I have to decide whether to tender in the Offer?

        The Offer is open for acceptance until 8:00 p.m. (Toronto time) on July 24, 2006, or until such other time and date as set out in a notice of variation of the Offer as we determine, issued at any time and from time to time at our discretion. See Section 4 of the Offer, "Time for Acceptance".

Can the Expiry Time for the Offer be accelerated or extended?

        Yes. We may, in our sole discretion, elect to accelerate or extend the Expiry Time of the Offer from the time referenced in the answer to the previous question. Under certain circumstances, we may be required to extend the Expiry Time for the Offer under United States or Canadian securities laws. If we elect to accelerate or extend, or are required to extend, the Expiry Time for the Offer, we will publicly announce the variation, and, if required by applicable law, mail you a copy of the notice of variation. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

How do I tender my Inco Shares?

        If you hold Inco Shares in your own name, you may accept this Offer by depositing certificates representing your Inco Shares, together with a duly completed and signed Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal. If your Inco Shares are registered in the name of a nominee (commonly referred to as "in street name" or "street form"), you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in tendering your Inco Shares to the Offer. You should request your nominee to effect the transaction.

        You may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have your Inco Shares tendered by your nominee through CDS or DTC, as applicable. Shareholders are invited to contact the Information Agent for further information regarding how to accept the Offer. See Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

What if I have lost my Inco Shares but want to tender them to the Offer?

        You should complete your Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will advise you of replacement requirements which must be completed and returned before the expiry of the Offer. See Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Who are the Depositary and U.S. Forwarding Agent under the Offer?

        CIBC Mellon Trust Company is acting as Depositary and Mellon Investor Services LLC is acting as U.S. Forwarding Agent under the Offer. The Depositary and U.S. Forwarding Agent will be responsible for receiving certificates representing deposited Inco Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Inco Shares purchased by us under the terms of the Offer. The Depositary will also facilitate book-entry transfers of Inco Shares. See Section 20 of the Circular, "Depositary and U.S. Forwarding Agent".

Will I be able to withdraw previously tendered Inco Shares?

        Yes. You may withdraw Inco Shares previously tendered by you at any time: (i) before Inco Shares deposited under the Offer are taken up by us under the Offer, (ii) if your Inco Shares have not been paid for by us within three business days after having been taken up, and (iii) in certain other circumstances. See Section 9 of the Offer, "Right to Withdraw Deposited Inco Shares".

How do I withdraw previously tendered Inco Shares?

        You must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 9 of the Offer, "Right to Withdraw Deposited Inco Shares", and the notice must contain specific information outlined therein.

Will I have to pay any fees or commissions?

        If you are the registered owner of your Inco Shares and you tender your Inco Shares directly to the Depositary, or if you use the services of a Dealer Manager or a member of the Soliciting Dealer Group, you will not have to pay brokerage fees or incur similar expenses. If you own your Inco Shares through a broker or other nominee who is not a member of the Soliciting Dealer Group, and your broker tenders the Inco Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See Section 21 of the Circular, "Dealer Managers and Soliciting Dealer Group".

What will happen if the Offer lapses or is withdrawn?

        If the Offer lapses or we withdraw the Offer prior to the satisfaction or waiver of all of the conditions of the Offer, all of your Inco Shares that were deposited will be returned to you with no payment.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

        A Canadian resident Shareholder who holds Inco Shares as capital property and who sells such shares pursuant to the Offer will generally realize a capital gain or capital loss under the Tax Act, except that an Eligible Holder who disposes of Inco Shares and receives Teck Subordinate Voting Shares as partial consideration therefor may obtain a full or partial tax deferral by entering into a joint tax election with us.

        A non-resident of Canada will not be subject to tax under the Tax Act unless Inco Shares are "taxable Canadian property" to the non-resident.

        See Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations".

How will U.S. taxpayers be taxed for United States federal income tax purposes?

        That depends on whether the Offer is treated as part of a "reorganization" for U.S. federal income tax purposes. If it is so treated, a U.S. resident Shareholder who receives Teck Subordinate Voting Shares and cash in exchange for its Inco Shares pursuant to the Offer will recognize gain, but only to the extent of U.S. or Canadian currency received, but will not recognize loss. If the Offer is not treated as part of a "reorganization", a U.S. resident Shareholder who receives Teck Subordinate Voting Shares and cash for its Inco Shares pursuant to the Offer will generally recognize gain or loss for U.S. federal income tax purposes. A U.S. resident Shareholder who receives solely U.S. or Canadian currency will be treated in the same manner whether or not the Offer is treated as part of the "reorganization". If Inco amalgamates with us or a subsidiary of ours in accordance with the provisions of the CBCA and certain other requirements are met, then although there is limited authority and thus substantial uncertainty, the Offer should be treated as part of a reorganization. If Inco does not amalgamate with us or a subsidiary of ours, the Offer will not be so treated. You should review the more detailed information under Section 19 of the Circular, "Certain United States Federal Income Tax Considerations".

Will I be able to trade the Teck Subordinate Voting Shares I receive?

        You will be able to trade the Teck Subordinate Voting Shares that you will receive under the Offer. Statutory exemptions allow such trading in Canada and upon our registration statement on Form F-10 becoming effective in the United States, non-affiliates of Teck will be able to trade their Teck Subordinate Voting Shares received under the Offer in the United States. In connection with the Offer, we have applied to list the Teck Subordinate Voting Shares offered hereunder on the TSX and we have applied to list our Teck Subordinate Voting Shares, including the Teck Subordinate Voting Shares offered hereunder, on the NYSE, although listing on the NYSE is not a condition of the Offer.

Is Teck's financial condition relevant to my decision to tender my Inco Shares in the Offer?

        Yes. Teck Subordinate Voting Shares will be issued to Shareholders who tender their Inco Shares and select the Share Alternative and may be issued to Shareholders who select the Cash Alternative due to pro ration under the Cash Alternative, so you should consider our financial condition before you decide to tender your Inco Shares to the Offer. In considering our financial condition, you should review the documents included and incorporated by reference in the Offer and Circular because they contain detailed business, financial and other information about us.

If I decide not to tender, how will my Inco Shares be affected?

        If we take up and pay for the Inco Shares validly tendered, we currently intend to take such action as is necessary, including effecting a Compulsory Acquisition or Subsequent Acquisition Transaction, to acquire any Inco Shares not tendered. It is our current intention that the consideration to be offered for Inco Shares under such Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered under the Offer. In connection with such a transaction, you may have dissenters' rights. We reserve the right not to complete a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 7 of the Circular, "Acquisition of Inco Shares Not Deposited".

Do I have dissenters' rights under the Offer?

        No. Shareholders will not have dissenters' or appraisal rights in connection with the Offer. However, holders of Inco Shares who do not tender their Inco Shares to the Offer may have rights of dissent in the event we elect to acquire such Inco Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 7 of the Circular, "Acquisition of Inco Shares Not Deposited".

Will Inco continue as a public company?

        If, as a result of the Offer and any subsequent transaction, the number of holders of Inco Shares is sufficiently reduced, Inco may cease to be a reporting issuer or the Inco Shares may become eligible for termination of registration. The rules and the regulations of the NYSE and the TSX could also, upon the consummation of the Offer and/or a subsequent transaction, lead to the delisting of the Inco Shares from these exchanges. To the extent permitted by applicable law, we intend to delist the Inco Shares from the NYSE and the TSX and, where applicable and to the extent permitted by the terms of the Inco Warrants to cause Inco to cease to be a public company. See Section 5 of the Circular, "Purpose of the Offer and Teck's Plans for Inco".

What is the market value of my Inco Shares as of a recent date?

        On May 5, 2006, which is the last trading day prior to the date on which we announced our intention to make the Offer, the closing price of the Inco Shares listed on the TSX was $65.38 and the closing price of the Inco Shares listed on the NYSE was U.S.$59.08. We urge you to obtain a recent quotation for the Inco Shares before deciding whether or not to tender your Inco Shares.

        See Section 2 of the Circular, "Inco — Price Range and Trading Volume of Inco Shares".

Who can I call with questions about the Offer or for more information?

        You can call our Information Agent, Innisfree M&A Incorporated, if you have questions or requests for additional copies of the Offer and Circular. Questions and requests should be directed to the following telephone numbers:

North American Toll Free Telephone:
(877) 825-8631 (English)
(877) 825-8777 (French)
 U.S. Banks and Brokers Call Collect:
(212) 750-5833

GLOSSARY

        In the Offer and Circular, unless the context otherwise requires, the following terms have the meanings set forth below.

"2024 Debentures" has the meaning given to it in Section 1 of the Circular, "Teck — Recent Developments".

"affiliate" has the meaning given to it in the Securities Act (Ontario), as amended.

"Agent's Message" has the meaning given to it Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer".

"AMF" means Autorité des marchés financiers (Québec).

"associate" has the meaning given to it in the Securities Act (Ontario), as amended.

"Antitrust Division" means the Antitrust Division of the U.S. Department of Justice.

"Average Market Price" means the volume weighted average trading price of a Teck Subordinate Voting Share on the TSX for the five trading days ending on the third business day prior to the Take-Up Date.

"Book-Entry Confirmation" means confirmation of a book-entry transfer of a Shareholder's Inco Shares into the Depositary's account at CDS or DTC, as applicable.

"business day" means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario, Canada or Vancouver, British Columbia, Canada.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"Cash Alternative" has the meaning given to it on the face page of this document.

"CBCA" means the Canada Business Corporations Act, as amended.

"CDS" means the Canadian Depository for Securities Limited.

"CDSX" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected.

"Circular" means the take-over bid circular accompanying the Offer, including the Annexes attached thereto.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Commissioner" means the Commissioner of Competition under the Competition Act.

"Commitment Letter" has the meaning given to it in Section 9 of the Circular, "Source of Offered Consideration".

"Competition Act" means the Competition Act (Canada), as amended.

"Compulsory Acquisition" has the meaning given to it in Section 7 of the Circular, "Acquisition of Inco Shares Not Deposited".

"Dealer Managers" means BMO Nesbitt Burns Inc. and Merrill Lynch Canada Inc. in Canada and Harris Nesbitt Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated in the United States and "Dealer Manager" means any one of them.

"Depositary" means CIBC Mellon Trust Company.

"Deposited Shares" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Dividends and Distributions".

"Distributions" has the meaning given to it in Section 5 of the Offer, "Manner of Acceptance — Dividends and Distributions".

"DTC" means the Depository Trust Company.

"EC" means the European Commission.

"EC Merger Regulation" means Council Regulation 139/2004/EC.

"Eligible Holder" means a Shareholder who is (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act, or (ii) a partnership if one or more of the partners would be an Eligible Holder.

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

"Elk Valley Coal Partnership" means the partnership between certain affiliates of Fording Canadian Coal Trust and Teck, respectively.

"EU" means the European Union.

"Exchanges" means the NYSE and the TSX, and "Exchange" means either one of them, as applicable.

"Expiry Date" means July 24, 2006 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Inco Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

"Expiry Time" means 8:00 p.m. (Toronto time) on the Expiry Date or such other time as is set out in a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

"Falconbridge" means Falconbridge Limited, a corporation existing under the Business Corporations Act (Ontario).

"Fort Hills Partnership" means the Fort Hills Energy Limited Partnership among Teck, UTS Energy Corporation and Petro-Canada.

"Fort Hills Project" means the Fort Hills oil sands project to mine bitumen in certain oil sand deposits located in Alberta, Canada, owned by the Fort Hills Partnership.

"FTC" means the United States Federal Trade Commission.

"fully diluted basis" means, with respect to the Inco Shares, that number of Inco Shares which would be outstanding if all outstanding rights to acquire Inco Shares (whether or not vested or subject to conditions) were exercised, other than those which are not, and cannot in accordance with their terms become, exercisable within 120 days following the Expiry Time, but including without limitation for the purposes of this calculation, all Inco Shares issuable upon the exercise of Inco Options (whether vested or unvested), Inco Warrants and Inco Convertible Debentures, but excluding Inco Shares issuable upon the separation and/or exercise of Rights.

"Governmental Entity" means (a) any Canadian, foreign, multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative agency, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority or any of the Exchanges; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Inco" means Inco Limited, a corporation existing under the CBCA, and, where the context requires, includes its subsidiaries.

"Inco 2023 Convertible Debentures" has the meaning set out in Section 2 of the Circular, "Inco — Share Capital of Inco".

"Inco 2052 Subordinated Convertible Debentures" has the meaning set out in Section 2 of the Circular, "Inco — Share Capital of Inco".

"Inco Convertible Debentures" means, collectively, the Inco 2023 Convertible Debentures, the Inco 2052 Subordinated Convertible Debentures and the Inco LYON Notes.

"Inco/Falconbridge Support Agreement" means the support agreement dated October 10, 2005 between Inco and Falconbridge, as amended on January 12, 2006, February 20, 2006, March 21, 2006 and May 13, 2006.

"Inco LYON Notes" has the meaning set out in Section 2 of the Circular, "Inco — Share Capital of Inco".

"Inco Option" means an option to purchase Inco Shares granted under the Inco Option Plans.

"Inco Option Plans" means the stock option or incentive plans for directors, officers and employees of Inco and other eligible persons (as applicable).

"Inco Share" means a common share in the capital of Inco and shall include, for the purposes of the Offer, the associated Rights.

"Inco Shares To Which The Bid Relates" means the total number of Inco Shares, calculated on a fully diluted basis as of the date of the Offer, less Inco Shares owned, directly or indirectly, by the Offeror and its affiliates other than the Pledged Inco Shares. Based on the number of Inco Shares outstanding on a fully diluted basis as of March 31, 2006, as disclosed by Inco, the number of Inco Shares To Which The Bid Relates is 227,374,369 Inco Shares.

"Inco Warrant" means a warrant to purchase Inco Shares issued pursuant to a warrant indenture dated as of December 1, 2000 between Inco and CIBC Mellon Trust Company and ChaseMellon Shareholder Services L.L.C., as warrant agents.

"Information Agent" means Innisfree M&A Incorporated.

"Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, policies, orders, ordinances, decisions, declarations, rulings, directives, judgments, decrees or other requirements of any Governmental Entity and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term "applicable" with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

"Letter of Transmittal" means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on green paper).

"Material Adverse Effect" means, when used in connection with a Person, any change or effect that is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, prospects or results of operations of that Person, its subsidiaries and its material joint ventures taken as a whole, other than any effect (i) relating to the Canadian and United States economies, political conditions or securities markets in general; (ii) affecting the mining industry in general; (iii) relating to a change in the market trading price of shares of that Person primarily resulting from either (A) the Offer or the announcement thereof, or (B) a change, effect, event or occurrence excluded from the definition of Material Adverse Effect under clauses (i), (ii), (iv) or (v) hereof; (iv) relating to any of the principal markets served by that Person's business generally or shortages or price changes with respect to raw materials, metals or business generally or shortages or price changes with respect to raw materials, metals or other products used or sold by that Person; or (v) relating to any generally applicable change in applicable Laws or regulations (other than orders, decisions, declarations, rulings, directives, judgments or decrees against that Person, any of its subsidiaries or any of its material joint ventures) or in Canadian GAAP; provided, however, that for the purposes of clauses (i), (ii), (iv) and (v), such effect does not primarily relate only to (or have the effect of primarily relating only to) that Person, its subsidiaries and its material joint ventures, taken as a whole, or disproportionately adversely affect that Person, its subsidiaries and its material joint ventures, taken as a whole, compared to other companies of similar size operating in the industry in which that Person, its subsidiaries and its material joint ventures operate.

"Maximum Cash Consideration" means $28.00 multiplied by the number of Inco Shares To Which The Bid Relates. Based on the number of Inco Shares outstanding on a fully diluted basis as of March 31, 2006, the Maximum Cash Consideration is $6,366,482,332.

"Maximum Share Consideration" means 0.6293 multiplied by the number of Inco Shares To Which The Bid Relates. Based on the number of Inco Shares outstanding on a fully diluted basis as of March 31, 2006, the Maximum Share Consideration is 143,082,936 Teck Subordinate Voting Shares.

"Maximum Take-Up Date Cash Consideration" means, in respect of a Take-Up Date, the product obtained by multiplying (i) the Maximum Cash Consideration by (ii) the quotient resulting when the aggregate number of Inco Shares to be taken up on such Take-Up Date is divided by the number of Inco Shares To Which The Bid Relates.

"Maximum Take-Up Date Share Consideration" means, in respect of a Take-Up Date, the number of Teck Subordinate Voting Shares equal to the product obtained by multiplying (i) the Maximum Share Consideration by (ii) the quotient resulting when the aggregate number of Inco Shares to be taken up on such Take-Up Date is divided by the number of Inco Shares To Which The Bid Relates.

"Minimum Tender Condition" means that (a) there will have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Inco Shares which, together with any Inco Shares, directly or indirectly, owned by the Offeror and its affiliates (other than the Pledged Inco Shares), constitutes at least 66 2/3% of the Inco Shares (calculated on a fully diluted basis) and, (b) prior to the Expiry Time more than 50% of the Inco Shares held by Independent Shareholders (as defined in the Rights Plan Agreement) shall have been deposited or tendered pursuant to the Offer and not withdrawn.

"Notice of Guaranteed Delivery" means the accompanying notice of guaranteed delivery (printed on yellow paper) in the form accompanying the Offer and Circular.

"NYSE" means the New York Stock Exchange.

"Offer" means Teck's offer made hereby to purchase the Inco Shares, the terms and conditions of which are set forth in the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

"Offer and Circular" means the Offer and the Circular, collectively.

"Offered Consideration" means the consideration to be paid by Teck for the Inco Shares taken up under the Offer.

"Offeror" means Teck.

"OSA" means the Securities Act (Ontario), as amended.

"OSC" means the Ontario Securities Commission.

"Person" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"Pledged Inco Shares" means 5,143,793 Inco Shares owned by Teck that have been pledged as security for Teck's obligations under the Teck Exchangeable Debentures.

"Policy Q-27" means Policy No. Q-27 of the AMF entitled "Protection of Minority Securityholders in the Course of Certain Transactions".

"PT Inco" means PT International Nickel Indonesia Tbk.

"Restricted Event" means, with respect to Inco and its subsidiaries, any of the following:

  (i)
  the issuance, sale or authorization of any additional Inco Shares, shares of any other class or series of capital of Inco, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (except upon the exercise of Inco Options or Inco Warrants or the conversion of Inco Convertible Debentures, in each case in accordance with their terms, which were outstanding as of March 31, 2006 and except for the grant of additional Inco Options subsequent to such date under existing Inco Option Plans consistent with past practice), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares in Inco's capital;

  (ii)
  declaring, paying, authorizing or making any distribution, payment or dividend on any of Inco's securities, except for the required payment of principal or interest on Inco's debt securities outstanding on the date hereof in accordance with their terms reflected in Inco's financial statements as at and for the period ended March 31, 2006 and except for the payment of a quarterly dividend on the Inco Shares on June 1, 2006 in the amount of U.S.$0.125 per share in accordance with Inco's current publicly disclosed dividend policy reinstated on April 19, 2005 and amended on February 7, 2006;

  (iii)
  acquiring or disposing of any assets or securities (except in the ordinary course of business consistent with past practice or in accordance with plans publicly disclosed by Inco prior to May 8, 2006), including any purchase of common shares of Falconbridge under Inco's take-over bid for common shares of Falconbridge dated October 24, 2005, as amended;

  (iv)
  making any capital expenditures (except in the ordinary course of business consistent with past practice or in accordance with plans publicly disclosed by Inco prior to May 8, 2006);

  (v)
  adopting, amending, varying, modifying or taking any other action with respect to any bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits except for awards under such plans for officers, directors and employees currently in existence and publicly disclosed, which are made in the ordinary course of business consistent with past practice;

  (vi)
  (A) incurring or committing to incur any indebtedness for borrowed money or issuing any debt securities, except for borrowings in the ordinary course of business consistent with past practice under existing credit facilities, (B) incurring or committing to incur, or guaranteeing, endorsing or otherwise becoming responsible for, any other material liability, obligation or indemnity or the obligation of any other Person, or (C) making any loans or advances to Persons other than wholly-owned subsidiaries, except in the ordinary course of business consistent with past practice;

  (vii)
  paying, discharging or satisfying any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice in accordance with their terms, of claims, liabilities or obligations reflected or reserved against in Inco's financial statements as at and for the period ended March 31, 2006 or incurred in the ordinary course of business consistent with past practice;

  (viii)
  waiving, releasing, granting, transferring, exercising or amending any rights of material value or modifying or changing in any material respect (A) any existing material contractual rights in respect of any material joint ventures or material mineral properties, projects or rights of any kind, or (B) any other material licence, lease, permit, authorization, concession, contract or other document other than in the ordinary course of business consistent with past practice, and only if so doing would not have a Material Adverse Effect on Inco;

  (ix)
  any default, termination, acceleration or other event under any material instrument or agreement to which Inco or any of its subsidiaries is a party or by which any of their respective properties or assets are bound (other than the lawful termination of the Inco/Falconbridge Support Agreement in accordance with its terms without breach by Inco) which would have a Material Adverse Effect on Inco whether such event occurred as a result of the Offeror making the Offer, the taking up and paying for the Inco Shares under the Offer, the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction or otherwise;

  (x)
  entering into or completing any material transaction not in the ordinary course of business or in accordance with plans publicly disclosed by Inco prior to May 8, 2006, provided that, notwithstanding that it was announced by Inco prior to May 8, 2006, the taking up of any common shares of Falconbridge by Inco under Inco's take-over bid for such common shares shall constitute a "Restricted Event";

  (xi)
  the authorization by the board of directors of Inco or the Shareholders of any of the foregoing; and

  (xii)
  the entering into of any agreement to do any of the foregoing.

"Rights" means the rights issued or issuable pursuant to the Rights Plan.

"Rights Agent" means CIBC Mellon Trust Company in its capacity as rights agent under the Rights Plan.

"Rights Certificate" means a certificate evidencing Rights issued or issuable pursuant to the Rights Plan.

"Rights Plan" means the shareholder rights plan of Inco evidenced by the Rights Plan Agreement.

"Rights Plan Agreement" has the meaning ascribed thereto in Section 7 of the Offer, "Shareholder Rights Plan".

"Rule 61-501" means OSC Rule 61-501 entitled "Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions".

"SEC" means the United States Securities and Exchange Commission.

"Separation Time" has the meaning given to it in the Rights Plan Agreement.

"Share Alternative" has the meaning given to it on the face page of this document.

"Shareholder" means a holder of Inco Shares.

"Soliciting Dealer Group" means the group of Soliciting Dealers.

"Soliciting Dealers" has the meaning given to it in Section 21 of the Circular, "Dealer Managers and Soliciting Dealer Group".

"Subsequent Acquisition Transaction" has the meaning given to it in Section 7 of the Circular, "Acquisition of Inco Shares Not Deposited".

"subsidiary" means, with respect to a Person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such Person and will include any body corporate, partnership, trust, joint venture or other entity over which such Person exercises direction or control or which is in a like relation to a subsidiary.

"Take-Up Date" means a date upon which Teck takes up or acquires Inco Shares pursuant to the Offer.

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended.

"TCML" means Teck Cominco Metals Ltd., a corporation existing under the CBCA and formerly known as Cominco Ltd.

"Teck" means Teck Cominco Limited, a corporation existing under the CBCA.

"Teck Class A Share" means a Class A multiple voting share in the capital of Teck.

"Teck Exchangeable Debentures" means the 3% Exchangeable Debentures due September 30, 2021 issued by Teck which are exchangeable for up to 5,143,793 Inco Shares owned by Teck.

"Teck Subordinate Voting Share" means a Class B subordinate voting share in the capital of Teck.

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"U.S. Forwarding Agent" means Mellon Investor Services LLC.

"U.S. GAAP" means U.S. generally accepted accounting principles.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

SUMMARY OF THE OFFER

        This summary highlights information more fully discussed elsewhere in the Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in those documents. Shareholders are urged to read the more detailed information about Teck, the Offer and the Teck Subordinate Voting Shares provided elsewhere in the Offer and Circular and in the documents incorporated by reference, including the consolidated pro forma financial statements and notes. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled "Glossary" above.

The Offer

        The Offeror is offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Inco Shares, other than any Inco Shares owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date, and including any Inco Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Inco (other than Rights) that are convertible into or exchangeable or exercisable for Inco Shares, on the basis of, at the election of the Shareholder:

  (a)
  $78.50 in cash for each Inco Share, or

  (b)
  0.9776 of a Teck Subordinate Voting Share and $0.05 for each Inco Share,

in each case, as elected by the Shareholder in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable, and subject to pro ration as more fully described in Section 1 of the Offer, "The Offer".

        The maximum amount of cash consideration available under the Offer is $6,366,482,332 and the maximum number of Teck Subordinate Voting Shares issuable under the Offer is 143,082,936 Teck Subordinate Voting Shares (based on the number of Inco Shares To Which The Bid Relates). Applicable U.S. securities laws do not permit the Offeror to have more than one Take-Up Date as a result of pro rating the Offered Consideration. The Offeror currently intends to seek such relief as may be available to permit the Offeror to take up Inco Shares on more than one Take-Up Date, although there can be no assurances that the Offeror will be granted such relief. The consideration payable under the Offer will be pro rated as necessary on each Take-Up Date to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Inco Shares acquired on a Take-Up Date in proportion to the number of Inco Shares To Which The Bid Relates.

        In light of the total amount of cash available under the Offer relative to the size of the Offer, it is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Inco Shares. Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, after the effect of pro ration each Shareholder would be entitled to receive $28.00 in cash and 0.6293 of a Teck Subordinate Voting Share for each Inco Share tendered, subject to adjustment for fractional shares.

        Any Shareholder who fails to elect the Cash Alternative or who does not properly elect either the Cash Alternative or the Share Alternative with respect to the Inco Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Share Alternative.

        On May 5, 2006, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price on the TSX of the Teck Subordinate Voting Shares was Cdn.$80.25 and the closing price on the TSX of the Inco Shares was Cdn.$65.38. The volume-weighted average trading price of the Inco Shares on the TSX for the 30 trading days ended May 5, 2006 was Cdn.$61.38. The Offer price of Cdn.$78.50 per Inco Share represents a premium of approximately 27.8% and 20.1% over the 30 trading day volume-weighted average trading price and the closing price, respectively, of the Inco Shares on the TSX as at May 5, 2006.

        See Section 1 of the Offer, "The Offer".

Teck

        Teck is engaged primarily in the exploration for and the development and production of natural resources, with interests in mining and processing operations in Canada, the United States and South America. Teck is the world's largest zinc miner and an important producer of copper and gold. Teck also holds a 40% interest in, and is the managing partner of, the Elk Valley Coal Partnership, which is the world's second largest producer of seaborne hard coking coal. Teck's principal products are zinc concentrate, metallurgical coal, copper concentrate, molybdenum concentrate, lead concentrate and refined metals, including zinc, lead, gold, silver, indium and germanium. Teck also sells electrical power that is surplus to its requirements at the Trail metallurgical operations.

        The Teck Subordinate Voting Shares are listed and posted for trading on the TSX under the symbol "TEK.SV.B". Teck has applied to list the Teck Subordinate Voting Shares offered hereunder on the TSX. Although it is not a condition of the Offer, Teck has applied to list the Teck Subordinate Voting Shares, including those Teck Subordinate Voting Shares offered hereunder, on the NYSE.

        Teck was continued under the CBCA in 1978. Teck's head and registered office is located at Suite 600, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L9.

        Teck is a reporting issuer or the equivalent in all provinces and territories of Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities. Such documents are available at www.sedar.com. Teck is also a "voluntary filer" of certain documents with the SEC. Such documents are available at www.sec.gov and will be mandatorily filed with or furnished to the SEC if Teck's Subordinate Voting Shares are listed on the NYSE.

        See Section 1 of the Circular, "Teck".

Inco

        Inco is engaged primarily in the exploration for and the development of natural resources and is a leading producer of nickel. Inco is also a producer of copper, precious metals, cobalt and value-added specialty nickel products. Inco's principal mines and processing operations are located in the Sudbury area of Ontario, Canada, the Thompson area of Manitoba, Canada, Voisey's Bay in Newfoundland and Labrador, Canada and, through PT Inco, a subsidiary in which Inco has an equity interest of approximately 61%, on the island of Sulawesi, Indonesia. Inco also has a major development project ("Goro") in the French overseas territorial community (collectivité territoriale) of New Caledonia in which Inco currently holds an approximate 72% interest.

        The Inco Shares are listed and posted for trading on the NYSE and on the TSX under the symbol "N".

        Inco was continued under the CBCA in 1979. Inco's executive offices are located at 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7.

        Inco is a reporting issuer or the equivalent in all provinces and territories of Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities and the SEC. Such documents are available at www.sedar.com and www.sec.gov, respectively.

        See Section 2 of the Circular, "Inco".

Purpose of the Offer

        The purpose of the Offer is to enable Teck to acquire all of the outstanding Inco Shares.

Strategic Rationale for the Proposed Combination

        Teck believes that the successful completion of the Offer and subsequent combination of Teck and Inco will create significant benefits that will allow the combined company to better serve its customers and provide it with enhanced financial and other resources to better compete in the global metals and mining industry than either Teck or Inco could separately. These benefits include:

  •
  Creation of a World-Class Canadian Metals and Mining Company — The combination of Teck and Inco will create the largest North American diversified metals and mining company and one of the world's largest diversified metals and mining companies, with an enterprise value in excess of $30 billion. The combined company will enjoy industry-leading positions, in terms of mine production, in nickel, zinc and metallurgical coal, and will be a significant producer of copper, gold, silver, cobalt, platinum group metals, indium, molybdenum and various specialty metals.

  •
  Value Creation for all Shareholders — Teck believes the transaction will create value for shareholders of both Teck and Inco. From an Inco shareholder perspective, as of the date of the announcement of the Offer, the Offer represents a premium of 27.8% over the volume-weighted average trading price of the Inco Shares on the TSX for the 30 trading days ended May 5, 2006. From a Teck shareholder perspective, based on Teck management's estimates, the acquisition of Inco is expected to be accretive to cash flow and earnings of the combined company. Earnings accretion is more difficult to assess than cash flow accretion, as it will depend on the purchase accounting applicable to the combination, which Teck cannot fully assess based on publicly available information. Based on Teck's current dividend policy, which Teck expects to maintain for the combined company, Inco shareholders will receive higher dividends than the dividends they currently receive on their Inco Shares.

  •
  Diversification of Metals — The combined company should feature enhanced production. If the combination of Teck and Inco had occurred on January 1, 2006, Teck's revenue on a pro-forma basis for the three months ended March 31, 2006 would have been derived approximately 38% from nickel, 19% from copper, 14% from zinc, 12% from coal and 17% from all other commodities. On a stand-alone basis, Teck's revenues for the same time period were derived approximately 27% from zinc, 26% from copper, 23% from coal, and 24% from all other commodities.

  •
  Enhanced Platform and Flexibility for Future Growth — Due to its increased size and diversification, the combined company should have greater flexibility and financial resources to pursue future growth opportunities than either Teck or Inco would have alone. In particular, the increased size of the combined company and its larger number of material operations should reduce overall enterprise exposure to certain risks, including operating, geopolitical and financial risks, inherent from any specific operation or development project (both so-called brownfield and greenfield) and/or jurisdiction (such as developing economies). In addition, the combined company should be better positioned to compete for acquisition opportunities, which has become increasingly important as the global metals and mining industry continues to consolidate.

  •
  Growth Projects — The combined company will have significant growth projects available for future investment and development including Inco's nickel-cobalt project at Goro in New Caledonia, Teck's Fort Hills oil sands project in Alberta and Inco's nickel project at Bahodopi on the island of Sulawesi, Indonesia. The combined company will have an extensive portfolio of long-life, low-cost assets, a well-sequenced growth profile and substantial capacity to fund large-scale growth projects internally from its cash generation potential.

  •
  Synergies — As a result of the combination of Teck and Inco, Teck expects to realize a number of opportunities to improve efficiencies and reduce costs of the combined entity. Teck has set an initial target for synergies of at least $150 million per year. Teck believes that significant synergies can be realized through reductions in general and administrative costs. The portfolio of Canadian assets of the combined entity should also create opportunities for tax synergies. Teck believes that it can achieve a significant portion of Inco's estimate of potential savings in Sudbury, Ontario by extending Teck's long history of successfully partnering with Falconbridge. Although discussions with Falconbridge have not occurred, following the combination of Teck and Inco, Teck anticipates being able to settle acceptable arrangements with Falconbridge to realize, of the initial target for synergies referenced above, at least $75 million of annual savings early on, and more over time, at Sudbury, Ontario.

  •
  Use of Teck's CESL Technology on Inco's Nickel Properties — Teck may be able to use its patented hydrometallurgical nickel and copper refining technology, known as the CESL process, at Inco's operations in Voisey's Bay, Newfoundland and Labrador, and Thompson, Manitoba. Teck has produced cathode nickel with the CESL process using Voisey's Bay ore. In addition, the CESL technology has the potential to address anticipated air emissions limitations at Thompson. Teck believes that potential cost savings in the several hundreds of millions of dollars may be realized from the application of the CESL technology at Inco's properties.

        See Section 4 of the Circular, "Strategic Rationale for the Proposed Combination".

Treatment of Inco Options, Inco Warrants and Inco Convertible Debentures and Teck Exchangeable Debentures in the Offer

        The Offer is made only for Inco Shares and is not made for any Inco Options, Inco Warrants, Inco Convertible Debentures, Teck Exchangeable Debentures or other rights (other than Rights) to acquire Inco Shares. Any holder of such Inco Options, Inco Warrants, Inco Convertible Debentures or Teck Exchangeable Debentures who wishes to accept the Offer should, to the extent permitted by their terms and applicable Law, fully exercise, convert or exchange their Inco Options, Inco Warrants, Inco Convertible Debentures or Teck Exchangeable Debentures in order to obtain certificates representing Inco Shares that may be deposited in accordance with the terms of the Offer.

        If any holder of Inco Options does not exercise such Inco Options prior to the Expiry Time, such Inco Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, an option to acquire Inco Shares will become an option or right to acquire a number of Teck Subordinate Voting Shares, as determined in accordance with the terms of the Inco Options.

        If any holder of Inco Warrants does not exercise such Inco Warrants prior to the Expiry Time, such Inco Warrants will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction.

        If any holder of Inco Convertible Debentures does not convert such Inco Convertible Debentures prior to the Expiry Time, such Inco Convertible Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction.

        If any holder of Teck Exchangeable Debentures does not exchange such Teck Exchangeable Debentures prior to the Expiry Time, such Teck Exchangeable Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction.

        See Section 5 of the Circular, "Purpose of the Offer and Teck's Plans for Inco — Treatment of Inco Options, Inco Warrants, Inco Convertible Debentures and Teck Exchangeable Debentures" and Section 7 of the Circular "Acquisition of Inco Shares Not Deposited".

        The tax consequences to holders of Inco Options, Inco Warrants, Inco Convertible Debentures or Teck Exchangeable Debentures of exercising or not exercising their Inco Options or Inco Warrants, converting or not converting their Inco Convertible Debentures or exchanging or not exchanging their Teck Exchangeable Debentures are not described in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations" or Section 19 of the Circular, "Certain United States Federal Income Tax Considerations". Holders of Inco Options, Inco Warrants, Inco Convertible Debentures or Teck Exchangeable Debentures should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Inco Options or Inco Warrants or to convert or not convert their Inco Convertible Debentures or to exchange or not to exchange their Teck Exchangeable Debentures.

        Subject to Section 16 of the Circular, "Effect of the Offer on the Market for and Listing of Inco Shares", after completion of the Offer, Teck intends to use its reasonable efforts to maintain the listing of Inco Warrants that are currently listed on the TSX and NYSE until August 10, 2006, when the Inco Warrants expire.

Treatment of Fractional Shares

        Fractional Teck Subordinate Voting Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Shareholder is to receive Teck Subordinate Voting Shares as consideration under the Offer and the aggregate number of Teck Subordinate Voting Shares to be issued to such Shareholder would result in a fraction of a Teck Subordinate Voting Share being issuable, the number of Teck Subordinate Voting Shares to be received by such Shareholder will be rounded down and in lieu of a fractional Teck Subordinate Voting Share, the Shareholder will receive a cash payment determined on the basis of an amount equal to the Average Market Price multiplied by the fractional share amount. See Section 1 of the Offer, "The Offer".

Conditions of the Offer

        The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for any Inco Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer are satisfied or, where permitted, waived at or prior to the Expiry Time. These conditions include, among others, the conditions that:

  •
  Inco Shares representing, together with Inco Shares owned, directly or indirectly, by the Offeror and its affiliates (other than the Pledged Inco Shares), not less than 66 2/3% of the total outstanding Inco Shares (calculated on a fully diluted basis) shall have been validly deposited under the Offer and not withdrawn at the Expiry Time, and prior to the Expiry Time more than 50% of the Inco Shares held by Independent Shareholders (as defined in the Rights Plan Agreement) shall have been deposited or tendered pursuant to the Offer and not withdrawn;

  •
  the Inco/Falconbridge Support Agreement shall have been lawfully terminated in accordance with its terms, and Inco's take-over bid for Falconbridge shall have expired or shall have been lawfully withdrawn or terminated without any shares of Falconbridge having been purchased by Inco pursuant to such take-over bid, in all cases without breach by Inco; and

  •
  the Inco Rights Plan shall have been terminated or some action shall have been taken by the Inco board of directors or by a securities commission or court of competent jurisdiction to remove the effect of the Rights Plan and permit the Offer to proceed.

        See Section 2 of the Offer, "Conditions of the Offer" for all of the conditions of the Offer. A detailed summary of the Rights Plan can be found in Section 7 of the Offer, "Shareholder Rights Plan". Furthermore, a detailed summary of the principal regulatory approvals required in connection with the Offer can be found in Section 17 of the Circular, "Regulatory Matters".

Time for Acceptance

        The Offer is open for acceptance until 8:00 p.m. (Toronto time) on July 24, 2006 or until such earlier or later time and date to which the Offeror may accelerate or extend Expiry Time of the Offer at its discretion, unless the Offeror withdraws the Offer earlier. See Section 4 of the Offer, "Time for Acceptance".

Manner of Acceptance

        The Offer may be accepted by Shareholders by depositing certificates representing Inco Shares that are being deposited, together with a duly completed and signed Letter of Transmittal in the form accompanying the Offer and Circular (printed on green paper) at the offices of the Depositary of the U.S. Forwarding Agent specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. Shareholders whose Inco Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Inco Shares to the Offer.

        Shareholders whose certificates for Inco Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery accompanying this Offer and Circular (printed on yellow paper).

Shareholders whose Inco Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

        Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time, or by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message in respect thereof, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent's Message are received by the Depositary. Such documents or Agent's Message should not be sent to the U.S. Forwarding Agent.

        If a Shareholder wishes to accept the Offer and either the certificate(s) representing the Inco Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary or the U.S. Forwarding Agent before the Expiry Time, those Inco Shares may nevertheless be deposited pursuant to the Offer, provided that (1) such deposit is made by or through an Eligible Institution, (2) a properly completed and duly executed Notice of Guaranteed Delivery (printed on yellow paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof) is received by the Depositary before the Expiry Time at its Toronto, Ontario office listed on the Notice of Guaranteed Delivery, (3) the certificate(s) representing all deposited Inco Shares, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) relating to the Inco Shares, with signatures guaranteed if so required, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date, and (4) in certain circumstances, Rights Certificate(s), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) relating to the Rights, with signatures guaranteed if so required, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Rights Certificates are distributed to Shareholders.

        See Section 5 of the Offer, "Manner of Acceptance".

Payment for Deposited Shares

        If all of the conditions of the Offer have been satisfied or, where permitted, waived by the Offeror, at the Expiry Time the Offeror will take-up and pay for Inco Shares validly deposited under, and not withdrawn from, the Offer not later than 10 days after the Expiry Time. The Offeror will pay for the Inco Shares so taken up as soon as possible, but in any event not later than the earlier of (a) the tenth day after the Expiry Time and (b) three business days after taking up such Inco Shares. Any Inco Shares deposited under the Offer after the first date on which Inco Shares have been taken up by the Offeror but before the Expiry Date will be taken up and paid for within 10 days of that deposit. See Section 3 of the Offer, "Take-up and Payment for Deposited Inco Shares".

Right to Withdraw Deposited Shares

        Inco Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Inco Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 9 of the Offer, "Right to Withdraw Deposited Inco Shares".

Acquisition of Inco Shares Not Deposited on the Offer

        If, within 120 days after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the issued and outstanding Inco Shares (calculated on a fully diluted basis), other than Inco Shares held by or on behalf of the Offeror or an affiliate or associate of the Offeror (as defined in the CBCA), the Offeror may acquire, pursuant to a Compulsory Acquisition, the remaining Inco Shares from Shareholders who did not accept the Offer. If the Offeror takes up and pays for the Inco Shares validly deposited under the Offer and a Compulsory Acquisition is not available or the Offeror elects not to proceed with a Compulsory Acquisition, the Offeror currently intends to take such action as is necessary, including causing a meeting of Shareholders to be held to consider a Subsequent Acquisition Transaction involving Inco and the Offeror or an affiliate of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Inco Shares not acquired pursuant to the Offer.

        The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Inco will necessarily depend on a variety of factors, including the number of Inco Shares acquired pursuant to the Offer. Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Inco Shares acquired under the Offer, delays in the Offeror's ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Inco, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned.

        See Section 5 of the Circular, "Purpose of the Offer and Teck's Plans for Inco" and Section 7 of the Circular, "Acquisition of Inco Shares Not Deposited".

Certain Canadian Federal Income Tax Considerations

        A Shareholder who is resident in Canada, who holds Inco Shares as capital property and who disposes of such shares to Teck under the Offer (subject to entering into a joint tax election with Teck to obtain a full or partial tax deferral when available as described in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations"), will realize a capital gain (or capital loss) equal to the amount by which the sum of the fair market value, on the date of disposition, of the Teck Subordinate Voting Shares and any cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Inco Shares.

        An Eligible Holder who disposes of Inco Shares pursuant to the Share Alternative (or who disposes of Inco Shares pursuant to the Cash Alternative but who receives Teck Subordinate Voting Shares because the pro ration provisions of the Offer apply) may, depending upon the circumstances, obtain a full or partial tax deferral in respect of a disposition of Inco Shares by entering into a joint tax election with Teck under Section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial tax legislation).

        Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of Inco Shares to Teck under the Offer unless those shares constitute "taxable Canadian property" (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

        Shareholders should review the more detailed information under Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations" and consult with their own tax advisors regarding their particular circumstances.

United States Federal Income Tax Considerations

        Unless Inco amalgamates into a subsidiary of Teck in accordance with the provisions of the CBCA and certain other requirements are met, the exchange pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, and a U.S. resident Shareholder will recognize gain or loss on the exchange in an amount equal to the difference between (i) the sum of the fair market value of the Teck Subordinate Voting Shares, the fair market value of Canadian currency and the amount of U.S. dollars received and (ii) its adjusted tax basis in the Inco Shares surrendered. If Inco amalgamates with a subsidiary of Teck in accordance with the provisions of the CBCA and certain other requirements are met, then, although there is limited authority and thus substantial uncertainty, the exchange of Inco Shares pursuant to the Offer should qualify as a part of a tax-deferred reorganization under section 368(a) of the Code (as defined in the Glossary), in which event a U.S. resident Shareholder (other than a Shareholder that receives only cash) would only recognize gain to the extent of U.S. or Canadian currency received but would not recognize any loss. Shareholders should review the more detailed information under Section 19 of the

Circular, "Certain United States Federal Income Tax Considerations" and consult with their own tax advisors regarding their particular circumstances.

Business Combination Risks

        An investment in Teck Subordinate Voting Shares is subject to certain risks. Shareholders should carefully review the risk factors set out in the Offer and Circular before depositing Inco Shares pursuant to the Offer. See Section 6 of the Circular, "Business Combination Risks" and the other information contained in, or incorporated by reference into, the Offer and Circular. Additional risks and uncertainties, including those with respect to the proposed combination of Teck and Inco upon successful completion of the Offer (including a Compulsory Acquisition or a Subsequent Acquisition Transaction), may also adversely affect Teck's business.

Depositary and U.S. Forwarding Agent

        Teck has engaged CIBC Mellon Trust Company to act as Depositary and Mellon Investor Services LLC to act as U.S. Forwarding Agent for the receipt of certificates in respect of Inco Shares and related Letters of Transmittal deposited under the Offer and for the payment for Inco Shares purchased by Teck pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Inco Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Inco Shares. The Depositary and the U.S. Forwarding Agent will each receive reasonable and customary compensation from Teck for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Teck has also agreed to indemnify the Depositary and the U.S. Forwarding Agent for certain liabilities, including liabilities under securities laws, and expenses in connection with the Offer.

Dealer Managers, Soliciting Dealer Group and Information Agent

        Teck has engaged the services of BMO Nesbitt Burns Inc. and Merrill Lynch Canada Inc. as Dealer Managers in Canada and Harris Nesbitt Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Dealer Managers in the United States to solicit acceptances of the Offer. BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., Harris Nesbitt Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated intend to form a soliciting dealer group (the "Soliciting Dealer Group") comprised of members of the Investment Dealers Association of Canada and members of the TSX, the TSX Venture Exchange and the National Association of Securities Dealers to solicit acceptances of the Offer.

        Teck has retained Innisfree M&A Incorporated to act as Information Agent in connection with the Offer to provide a resource for information for Shareholders. The Information Agent will receive reasonable and customary compensation from Teck for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Inco Shares directly with the Depositary or the U.S. Forwarding Agent or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer. Shareholders should contact the Dealer Managers, the Depositary, the U.S. Forwarding Agent or a broker or dealer for assistance in accepting the Offer and in depositing their Inco Shares with the Depositary or the U.S. Forwarding Agent. Teck has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal a fee of Cdn.$0.30 for each Inco Share deposited and taken up by Teck under the Offer other than Inco Shares held by members of the Soliciting Dealer Group for their own account. Teck may require the Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit.

SUMMARY OF TECK AND INCO
HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

        The following tables present a summary of certain historical audited consolidated financial information in respect of each of Teck and Inco as at and for the years ended December 31, 2005 and 2004 and certain historical unaudited consolidated financial information of Teck and Inco as at and for the three months ended March 31, 2006 and 2005. Teck's financial statements as at and for such periods are incorporated by reference in this Offer and Circular. Copies of Teck's financial statements and related notes incorporated herein by reference can be found at www.sedar.com and www.sec.gov.

        The historical information presented for Inco is derived from the audited consolidated financial statements of Inco as at and for the years ended December 31, 2005 and 2004, which statements are incorporated by reference in this Offer and Circular, and from the unaudited consolidated financial statements of Inco as at and for the three months ended March 31, 2006 and 2005. Copies of Inco's financial statements and related notes incorporated by reference herein can be found at www.sedar.com and www.sec.gov.

        The tables also present Teck's pro forma consolidated financial information as at and for the three months ended March 31, 2006 and for the year ended December 31, 2005 after giving effect to Teck's acquisition of all of the Inco Shares pursuant to the Offer. This information is derived from and should be read in conjunction with the financial statements of each of Teck and Inco and the related notes to those financial statements incorporated by reference herein and in conjunction with the unaudited consolidated financial statements of Inco as at and for the three months ended March 31, 2006 and 2005. The summary pro forma consolidated financial information set forth below should also be read in conjunction with Teck's unaudited pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of PricewaterhouseCoopers LLP thereon included in this Offer and Circular. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of each of Teck and Inco as at March 31, 2006 and gives pro forma effect to the acquisition of Inco by Teck as if the transaction occurred on March 31, 2006. The pro forma consolidated statements of earnings for the three month period ended March 31, 2006 and for the year ended December 31, 2005 have been prepared from the unaudited statements of earnings of each of Teck and Inco for the three months ended March 31, 2006 and from the audited statements of earnings of each of Teck and Inco for the year ended December 31, 2005 and gives pro forma effect to the acquisition of Inco by Teck as if the transaction occurred on January 1, 2005.

        In preparing the unaudited pro forma consolidated financial statement information, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. As Teck only has access to Inco's publicly available information, no attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Teck and Inco.

Teck Summary of Financial Information and Pro Forma Financial Information
(in millions of Cdn.$)

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	Pro Forma 2005	2005	2006	Pro Forma 2006
Statement of Earnings Data
Revenues	$3,428	$4,415	$9,889	$928	$1,273	$2,672
Operating profit	1,108	1,962	3,827	319	624	1,075
Minority interest	(9)	(15)	(103)	(3)	(6)	(27)
Earnings from continuing operations	594	1,345	2,164	205	448	620
Net earnings	617	1,345	2,164	205	448	620
Ratio of earnings to fixed charges(1)	15.74	28.41	9.59	25.08	26.22	10.54
	December 31,		March 31,
	2004	2005	2005	2006	Pro Forma 2006
Balance Sheet Data
Cash and cash equivalents	$875	$2,098	$849	$1,390	$244
Temporary investments	32	986	298	1,775	—
Other current assets	920	1,199	914	1,221	3,846
Property, plant and equipment and other non-current assets	4,232	4,526	4,232	4,542	29,779

	$6,059	$8,809	$6,293	$8,928	$33,869

Current liabilities excluding current portion of long-term debt	$422	$902	$434	$800	$2,121
Total debt	665	1,721	623	1,526	5,670
Other non-current liabilities	1,741	1,785	1,784	1,739	9,409
Minority interest	10	18	8	23	919
Total shareholders' equity	3,221	4,383	3,444	4,840	15,750

	$6,059	$8,809	$6,293	$8,928	$33,869

Note:

(1)
For the purposes of calculating the ratio of earnings to fixed charges, earnings represent earnings from continuing operations before provision for income and resource taxes and minority interests plus fixed charges less interest capitalized and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed and capitalized plus amortization of debt discount.

Inco Summary of Financial Information
(in millions of U.S.$)

	Year Ended December 31,		Three Months Ended March 31,
	2004	2005	2005	2006
Statement of Earnings Data
Revenues	$4,278	$4,518	$1,121	$1,211
Operating profit	1,682	1,629	457	410
Minority interest	(105)	(73)	3	(18)
Earnings from continuing operations	619	836	317	202
Net earnings	619	836	317	202

	December 31, 2004	December 31, 2005	March 31, 2006
Balance Sheet Data
Cash and cash equivalents	$1,076	$958	$751
Other current assets	1,477	1,737	1,925
Property, plant and equipment and other non-current assets	8,163	9,315	9,575

	$10,716	$12,010	$12,251

Current liabilities excluding current portion of long-term debt	$1,217	$1,043	$1,132
Total debt	1,868	1,974	1,915
Other non-current liabilities	2,791	3,049	3,053
Minority interest	470	761	768
Total shareholders' equity	4,370	5,183	5,383

	$10,716	$12,010	$12,251

Comparative Per Share Information

        The following table sets forth, for the periods indicated, the basic earnings, book value and cash dividends declared per Teck share and Inco Share, respectively, on a historical basis and per Teck Subordinate Voting Share on a pro forma consolidated basis. The conversion ratio is 0.6293 of a Teck Subordinate Voting Share for each Inco Share assuming full pro ration.

	Year Ended December 31, 2005			Three Months Ended March 31, 2006
	Inco U.S.$/share	Teck Cdn.$/share	Pro Forma Teck Cdn.$/share	Inco U.S.$/share	Teck Cdn.$/share	Pro Forma Teck Cdn.$/share
Per Share Data
Basic earnings per share from continuing operations	$4.41	$6.62	$6.25	$1.05	$2.19	$1.79
Basic earnings per share	$4.41	$6.62	$6.25	$1.05	$2.19	$1.79
Diluted earnings per share from continuing operations	$3.75	$6.22	$6.03	$0.91	$2.06	$1.72
Diluted earnings per share	$3.75	$6.22	$6.03	$0.91	$2.06	$1.72
Book value per share(1)	$24.76	$21.02	N/A	$25.70	$23.22	$44.79
Dividends declared per share	$0.30	$0.80	$0.80	$0.125	—	—

Note:

(1)
Book value per share is shareholders' equity less the 2024 Debentures divided by the sum of Teck Class A Shares and Teck Subordinate Voting Shares outstanding at period end.

Per Share Market Information

        Teck Subordinate Voting Shares are currently traded on the TSX under the symbol "TEK.SV.B". Inco Shares are currently traded on the NYSE and on the TSX under the symbol "N". The following table sets forth the closing prices per Teck Subordinate Voting Share and Inco Share as reported on the TSX and the NYSE on (1) May 5, 2006, the last business day before the public announcement of the Offeror's intention to make this Offer to acquire all the issued and outstanding Inco Shares, and (2) May 19, 2006, the most recent trading day on the TSX practicable before the date of this Offer and Circular:

	TSX		NYSE
	Teck	Inco	Inco
May 5, 2006	$80.25	$65.38	U.S.$	59.08
May 19, 2006	$65.69	$70.18	U.S.$	62.70

OFFER

TO: THE HOLDERS OF COMMON SHARES OF INCO

        The accompanying Circular which is incorporated into and forms part of the Offer contains important information and should be read carefully before making a decision with respect to the Offer. This Offer and the Circular constitute the take-over bid circular required under applicable Canadian securities laws. Capitalized terms used in the Offer but not otherwise defined herein are defined in the section entitled "Glossary".

1.     The Offer

        Subject to the terms and conditions set forth in Section 2 of this Offer, "Conditions of the Offer" and in the Letter of Transmittal and the Notice of Guaranteed Delivery, the Offeror hereby offers to purchase all of the issued and outstanding Inco Shares, other than any Inco Shares owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date, and including any Inco Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Inco (other than Rights) that are convertible into or exchangeable or exercisable for Inco Shares, on the basis of, at the election of the Shareholder:

  (a)
  $78.50 in cash in respect of each Inco Share, or

  (b)
  0.9776 of a Teck Subordinate Voting Share and $0.05 in cash in respect of each Inco Share,

in each case, as elected by the Shareholder in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable, and subject to pro ration as set out below.

        Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, after the effect of pro ration, each Shareholder would be entitled to receive $28.00 in cash and 0.6293 of a Teck Subordinate Voting Share for each Inco Share tendered, subject to adjustment for fractional shares. In light of the total amount of cash available under the Offer relative to the size of the Offer, it is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Inco Shares.

        Any Shareholder who fails to complete the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery, electing the Cash Alternative or who does not properly elect in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery, either the Cash Alternative or the Share Alternative with respect to any Inco Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Share Alternative.

        On May 5, 2006, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price on the TSX of the Teck Subordinate Voting Shares was Cdn.$80.25 and the closing price on the TSX of the Inco Shares was Cdn.$65.38. The volume-weighted average trading price of the Inco Shares on the TSX for the 30 trading days ended May 5, 2006 was Cdn.$61.38. The Offer price of Cdn.$78.50 per Inco Share represents a premium of approximately 27.8% and 20.1% over the 30 trading day volume-weighted average trading price and the closing price, respectively, of the Inco Shares on the TSX as at May 5, 2006.

        The Offer is made only for Inco Shares and is not made for any options, warrants, convertible debentures, convertible notes or other rights (other than Rights) to acquire Inco Shares. The Offer is not made to holders of Teck Exchangeable Debentures. Shareholders who deposit their Inco Shares will be deemed to have deposited the Rights associated with such Inco Shares. No additional payment will be made for the Rights and no amount of the consideration to be paid by the Offeror for the Inco Shares will be allocated to the Rights. Any holder of such options, warrants, convertible debentures, convertible notes, Teck Exchangeable Debentures or other rights to acquire Inco Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, convert or exchange the options, warrants, convertible debentures, convertible notes, Teck Exchangeable Debentures or other rights in order to obtain certificates representing Inco Shares that may be deposited in accordance with the terms of the Offer. Any such exercise must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Inco Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 5 of this Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        If any holder of Inco Options does not exercise such Inco Options prior to the Expiry Time, then such Inco Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, an option to acquire Inco Shares will become an option or right to acquire a number of Teck Subordinate Voting Shares, as determined in accordance with the terms of the Inco Options.

        If any holder of Inco Warrants does not exercise such Inco Warrants prior to the Expiry Time, such Inco Warrants will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction.

        If any holder of Inco Convertible Debentures does not convert such Inco Convertible Debentures prior to the Expiry Time, such Inco Convertible Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction.

        If any holder of Teck Exchangeable Debentures does not exchange such Teck Exchangeable Debentures prior to the Expiry Time, such Teck Exchangeable Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction.

        See Section 5 of the Circular, "Purpose of the Offer and Teck's Plans for Inco — Treatment of Inco Options, Inco Warrants, Inco Convertible Debentures and Teck Exchangeable Debentures" and Section 7 of the Circular, "Acquisition of Inco Shares Not Deposited".

        The maximum amount of cash consideration available under the Offer shall not exceed the Maximum Cash Consideration. The maximum number of Teck Subordinate Voting Shares issuable by the Offeror pursuant to the Offer shall not exceed the Maximum Share Consideration. Applicable U.S. securities laws do not permit the Offeror to have more than one Take-Up Date as a result of pro rating the Offered Consideration. The Offeror currently intends to seek such relief as may be available to permit the Offeror to take up Inco Shares on more than one Take-Up Date, although there can be no assurances that the Offeror will be granted such relief.

        The consideration payable under the Offer will be pro rated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Inco Shares acquired in proportion to the number of Inco Shares To Which The Bid Relates. The actual consideration to be received by a Shareholder will be determined in accordance with the following:

  (a)
  the aggregate amount of cash (including the aggregate of $0.05 in cash per Inco Share of cash consideration that will be paid to Shareholders who elect (or who are deemed to elect) the Share Alternative) that the Offeror will pay as consideration for all Inco Shares acquired on any Take-Up Date shall not exceed the Maximum Take-Up Date Cash Consideration;

  (b)
  the aggregate number of Teck Subordinate Voting Shares that the Offeror will issue as consideration for all Inco Shares acquired in respect of the Share Alternative on any Take-Up Date shall not exceed the Maximum Take-Up Date Share Consideration;

  (c)
  if on any Take-Up Date the aggregate cash consideration that would otherwise be payable by the Offeror to Shareholders who elect to receive cash under the Cash Alternative in respect of their Inco Shares to be taken up on such Take-Up Date, together with the aggregate of $0.05 in cash per Inco Share to be paid by the Offeror along with Teck Subordinate Voting Shares to Shareholders who elect (or who are deemed to elect) the Share Alternative in respect of their Inco Shares to be taken up on such Take-Up Date, exceeds the Maximum Take-Up Date Cash Consideration, then the amount of consideration to be paid to a Shareholder that elects the Cash Alternative shall be such Shareholder's pro rata share (determined as a fraction of all Inco Shares tendered by Shareholders who elect to receive cash under the Cash Alternative on such Take-Up Date) of:

    (i)
    cash equal to the difference between (x) the Maximum Take-Up Date Cash Consideration and (y) the aggregate of the $0.05 per share cash consideration to be paid to Shareholders in respect of Inco Shares taken up on such Take-Up Date who elect (or who are deemed to elect) the Share Alternative; and

    (ii)
    Teck Subordinate Voting Shares equal to the difference between (x) the Maximum Take-Up Date Share Consideration and (y) the number of Teck Subordinate Voting Shares issued on such Take-Up Date to Shareholders who have elected (or who are deemed to have elected) the Share Alternative; and

  (d)
  if, on any Take-Up Date, the number of Teck Subordinate Voting Shares that would otherwise be issuable to Shareholders who elect (or who are deemed to elect) the Share Alternative in respect of their Inco Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, then the amount of consideration to be paid to a Shareholder that elects the Share Alternative shall be $0.05 per Inco Share tendered plus such Shareholder's pro rata share (determined as a fraction of all Inco Shares tendered by Shareholders who elect (or who are deemed to elect) the Share Alternative on such Take-Up Date) of:

  (i)
  the Maximum Take-Up Date Share Consideration; and

  (ii)
  cash equal to the difference between (x) the Maximum Take-Up Date Cash Consideration and (y) the aggregate of (A) all cash to be paid to Shareholders who elect to receive cash under the Cash Alternative, and (B) the aggregate of $0.05 per share cash consideration to be paid to Shareholders in respect of Inco Shares taken up on such Take-Up Date who elect (or who are deemed to elect) the Share Alternative.

        For greater certainty, unless a Shareholder receives only cash in consideration for Inco Shares tendered by such Shareholder, in all circumstances, including those described in paragraphs (c) and (d) above, a Shareholder will receive a proportionate amount of cash and Teck Subordinate Voting Shares as consideration for each whole Inco Share deposited by such Shareholder under the Offer.

        Shareholders who are Eligible Holders who receive share consideration in exchange for their Inco Shares and who wish to make a joint tax election with the Offeror to obtain a full or partial tax-deferred exchange for Canadian federal income tax purposes must check the box for the Tax Deferral Election in the Letter of Transmittal. See Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations". While Section 18 of the Circular applies only to Holders as defined therein, the description of the process for making a Tax Election in Section 18 is generally applicable to all Eligible Holders, subject to meeting all relevant requirements of the Tax Act (which is the responsibility of Eligible Holders). All Eligible Holders are advised to consult with their own tax advisors in this regard.

        Fractional Teck Subordinate Voting Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Shareholder is to receive Teck Subordinate Voting Shares as consideration under the Offer and the aggregate number of Teck Subordinate Voting Shares to be issued to such Shareholder would result in a fraction of a Teck Subordinate Voting Share being issuable, the number of Teck Subordinate Voting Shares to be received by such Shareholder will be rounded down and in lieu of a fractional Teck Subordinate Voting Share, the Shareholder will receive a cash payment determined on the basis of an amount equal to the Average Market Price multiplied by the fractional share amount.

        All cash payable under the Offer, including the cash consideration under the Cash Alternative, the cash portion of the consideration under the Share Alternative and the cash payable in lieu of fractional Teck Subordinate Voting Shares otherwise issuable under the Share Alternative, will be denominated in Canadian dollars. However, Shareholders can also elect to receive their cash consideration in U.S. dollars based upon the Bank of Canada noon buying rate of exchange for U.S. dollars on the applicable Take-Up Date.

        The accompanying Circular, which is incorporated into and forms part of the Offer, and the Letter of Transmittal and the Notice of Guaranteed Delivery contain important information that should be read carefully before making a decision with respect to the Offer.

2.     Conditions of the Offer

        The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for, and will have the right to accelerate or extend the period of time during which the Offer is open and postpone taking up and paying for, any Inco Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

  (a)
  the Minimum Tender Condition;

  (b)
  the Inco/Falconbridge Support Agreement shall have been lawfully terminated in accordance with its terms, and Inco's take-over bid for Falconbridge shall have expired or shall have been lawfully withdrawn or terminated without any shares of Falconbridge having been purchased by Inco pursuant to such take-over bid, in all cases without breach by Inco;

  (c)
  the Offeror shall have determined in its reasonable judgment that there does not exist and there shall not have occurred since the date of the Offeror's announcement of its intention to make the Offer (or, if there does exist or shall have occurred prior to such date, there shall not have been disclosed generally) any change or effect (or condition, event or development involving a prospective change or effect), including as a result of the termination of the Inco/Falconbridge Support Agreement, which, when considered either individually or in the aggregate, would have a Material Adverse Effect on Inco or which, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, would have a Material Adverse Effect on the Offeror or Inco;

  (d)
  the Offeror shall have determined in its reasonable judgment that there shall not have occurred a Restricted Event;

  (e)
  the Offeror shall have determined in its reasonable judgment that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever that materially adversely affects or would reasonably be expected to materially adversely affect the financial, banking or capital markets generally;

  (f)
  with respect to the Rights Plan: (i) the board of directors of Inco shall have redeemed all outstanding Rights or waived the application of the Rights Plan to the purchase of Inco Shares by the Offeror under the Offer, a Compulsory Acquisition and a Subsequent Acquisition Transaction; or (ii) the Offeror shall have determined in its reasonable judgment that the Rights Plan does not and will not materially adversely affect the Offer or have a Material Adverse Effect on the Offeror either before, or upon consummation of, the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction; or (iii) a cease trading order or an injunction shall have been issued by the applicable regulatory authorities that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Inco Shares upon the exercise of the Rights in relation to the Offer, a Compulsory Acquisition and a Subsequent Acquisition Transaction, which cease trading order or injunction shall be in full force and effect; or (iv) a court of competent jurisdiction shall have made a final and non-appealable order that the Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction;

  (g)
  (i)(A) the Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act in respect of the purchase of the Inco Shares by the Offeror, or (B) the waiting period under Part IX of the Competition Act shall have expired or have been waived in accordance with the Competition Act and the Commissioner shall have advised the Offeror in writing (which advice shall not have been rescinded or amended) to the satisfaction of the Offeror acting reasonably that she has determined not to make an application under Part VIII of the Competition Act in respect of the purchase of the Inco Shares by the Offeror; (ii) the applicable waiting periods (and any extension thereof) under the HSR Act shall have expired or been terminated; (iii) the applicable waiting periods instituted by the European Commission and/or the EU member states agencies shall have expired or been terminated; and (iv) all requisite approvals, notifications, authorizations, consents or clearances for the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction under any corresponding requirements of the EU member states or competition regulatory authorities in other jurisdictions where the assets, revenues or operations of either or both the Offeror or Inco in the particular jurisdiction are material, or the Offeror or Inco or any director, officer, or employee of the Offeror or Inco would be subject to criminal penalties for failure to obtain such consent or clearance from such other Governmental Entity, shall have been obtained;

  (h)
  all other government or regulatory approvals, orders, authorizations and consents (including, without limitation, those of any U.S. states, stock exchanges or other securities regulatory authorities but excluding any conditions or approvals relating to listing the Teck Subordinate Voting Shares on the NYSE) that in the Offeror's reasonable judgment are necessary or desirable to complete the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably, and a registration statement relating to the Teck Subordinate Voting Shares to be issued pursuant to the Offer shall have become effective under the U.S. Securities Act and no stop order relating to such registration statement shall be in effect;

  (i)
  the Offeror shall have determined, acting reasonably, that (i) no act, action, suit or proceeding shall have been threatened in writing or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or by any other Person in Canada, the United States or elsewhere, whether or not having the force of Law and (ii) no Law, regulation or policy shall have been proposed, enacted, promulgated or applied, in either case:

  (A)
  to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Inco Shares, the right of the Offeror to own or exercise full rights of ownership of the Inco Shares, the issue of Teck Subordinate Voting Shares pursuant to the Offer, or the consummation of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (B)
  which, if the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated, would have a Material Adverse Effect with respect to Inco, the Offeror or the combined company; or

  (C)
  which would materially and adversely affect the ability of the Offeror to effect the Offer, the purchase of Inco Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction; and

  (j)
  the Offeror will not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Inco with any securities regulatory authority in Canada, the United States or elsewhere which has or may have a Material Adverse Effect on Inco or which, if the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated, would have a Material Adverse Effect on the Offeror or Inco.

        The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion (other than any intentional action or inaction by the Offeror). Each of the foregoing conditions is independent of and in addition to each other.

The Offeror may, in its sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time on or before the Expiry Time, without prejudice to any other rights which the Offeror may have; provided, however, that the Offeror may not waive the Minimum Tender Condition in order to acquire Inco Shares representing less than 50% of the Inco Shares outstanding held by Independent Shareholders (as defined in the Rights Plan Agreement). The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right will be deemed to be an ongoing right which may be asserted at any time and from time to time. The Offeror reserves the right to withdraw the Offer on or prior to the Expiry Time if any condition to the Offer remains unsatisfied or has not been waived. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding on all parties.

        Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its office in Vancouver, British Columbia. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by Law, as soon as practicable thereafter to notify Shareholders in the manner set forth below in Section 12 of this Offer, "Notice and Delivery" and will provide a copy of such notice to the NYSE and the TSX. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Vancouver, British Columbia. In the event of any waiver, all Inco Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer. If the Offer is withdrawn, the Offeror will not be obligated to take-up or pay for any Inco Shares deposited under the Offer and the Depositary will promptly return all Inco Shares to the parties by whom they were deposited in acceptance of the Offer. See Section 10 of this Offer, "Return of Inco Shares".

3.     Take-Up and Payment for Deposited Inco Shares

        The take-up and payment for Inco Shares tendered or deposited pursuant to the Offer is subject to the irrevocable and unqualified provision that no Inco Shares will be taken up and paid for pursuant to the Offer (a) prior to the Expiry Time; and (b) unless at such time all conditions of the Offer shall have been fulfilled or waived as described above. Subject to the foregoing, if all of the conditions referred to above in Section 2 of this Offer, "Conditions of the Offer" have been fulfilled or, where permitted, waived at or prior to the Expiry Time, the Offeror will become obligated to take up and pay for the Inco Shares validly deposited under the Offer and not validly withdrawn, promptly and in no event later than 10 days after the Expiry Date.

        Subject to applicable Law, including Rule 14e-1(c) under the U.S. Exchange Act, which requires that the Offeror pay the consideration offered or return the deposited Inco Shares promptly after the termination of the Offer or withdrawal of Inco Shares, the Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any Inco Shares or to terminate the Offer and not take up or pay for any Inco Shares if any condition specified in Section 2 of this Offer, "Conditions of the Offer" is not satisfied or, where permitted, waived by the Offeror by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its office in Vancouver, British Columbia. Subject to compliance with Rule 14e-1(c) under the U.S. Exchange Act, the Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Inco Shares in order to comply, in whole or in part, with any applicable approvals or consents of any Governmental Entity. The Offeror will not, however, take-up and pay for any Inco Shares deposited under the Offer unless it simultaneously takes up and pays for all Inco Shares then validly deposited under the Offer and not validly withdrawn.

        The Offeror will be deemed to have taken up and accepted for payment Inco Shares validly deposited and not validly withdrawn under the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary to that effect.

        The Offeror will pay for Inco Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for Teck Subordinate

Voting Shares and sufficient funds for transmittal to Persons who have deposited Inco Shares under the Offer. Under no circumstances will interest accrue or be paid on the Offered Consideration by the Offeror or the Depositary to such Persons, regardless of any delay in making such payment.

        The Depositary will act as the agent of the Persons who have deposited Inco Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such Persons. Receipt of the share certificates and cash representing the Offered Consideration by the Depositary will be deemed to constitute receipt of payment by Persons depositing Inco Shares.

        Settlement with each Shareholder who has deposited and not validly withdrawn Inco Shares under the Offer will be made by the Depositary forwarding a certificate for the Teck Subordinate Voting Shares, if any, to which such Shareholder is entitled under the Offer, and a cheque in Canadian dollars (or U.S. dollars if the Shareholder has so elected) in payment of the cash component, if any, of the Offered Consideration and, if applicable, in payment for the cash equivalent of any fractional Teck Subordinate Voting Share determined in accordance with the Offer, that is payable to such Shareholder. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates, if any, and cheque will be issued in the name of the registered Shareholder of the Inco Shares so deposited. Unless the Person depositing the Inco Shares instructs the Depositary to hold the certificate representing the Teck Subordinate Voting Shares, if any, and cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate, if any, and cheque will be forwarded by first class insured mail to such Person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate and cheque will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of Inco. Certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Inco Shares directly with the Depositary or the U.S. Forwarding Agent or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

4.     Time for Acceptance

        The Offer is open for acceptance, unless accelerated, extended or withdrawn at the sole discretion of the Offeror, until 8:00 p.m. (Toronto time), on July 24, 2006 (see Section 6 of this Offer, "Extensions, Variations and Changes to the Offer"). No Inco Shares will be taken up and paid for pursuant to the Offer prior to the Expiry Time.

        Subject to applicable Laws, if, at the Expiry Time, more than 50% of the Inco Shares held by Independent Shareholders (as defined in the Rights Plan Agreement) shall have been deposited or tendered pursuant to the Offer and not withdrawn, the Offeror will make a public announcement of that fact and the Offer will remain open for deposits and tenders of Inco Shares for not less than 10 "business days" from the date of such announcement, unless the Offer is withdrawn. For the purposes of the preceding sentence, "business day" shall have the meaning given to such term in the Rights Plan Agreement, namely any day other than a Saturday, Sunday or a day on which banking institutions in Toronto are authorized or obligated by law to close.

        Applicable U.S. Securities laws do not permit the Offeror to have more than one Take-Up Date as a result of pro rating the Offered Consideration. The Offeror currently intends to seek such relief as may be available to permit the Offeror to take-up Inco Shares on more than one Take-Up Date, although there can be no assurances that the Offeror will be granted such relief.

5.     Manner of Acceptance

Letter of Transmittal

        The Offer may be accepted by Shareholders by depositing the following documents with the Depositary or the U.S. Forwarding Agent at any of the offices specified in the Letter of Transmittal no later than the Expiry Time:

  (a)
  the certificate or certificates representing the Inco Shares in respect of which the Offer is being accepted;

  (b)
  a properly completed and duly signed copy of the Letter of Transmittal (or a manually signed facsimile copy), with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal; and

  (c)
  any other relevant document required by the instructions set forth on the Letter of Transmittal.

        Participants in CDS or DTC should contact the Depositary with respect to the deposit of their Inco Shares under the Offer. CDS and DTC will each be issuing instructions to its participants as to the method of depositing such Inco Shares under the Offer. No fee or commission will be payable by Shareholders who deposit their Inco Shares pursuant to the Offer directly to the Depositary or the U.S. Forwarding Agent or who make use of the facilities of a member of the Soliciting Dealer Group to accept the Offer.

        The Offer will be deemed to be accepted only if the Depositary or the U.S. Forwarding Agent actually has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Transmittal.

        Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for Inco Shares may deposit certificates representing Inco Shares pursuant to the procedure for guaranteed delivery described below.

        Eligible Holders who elect the Share Alternative, or who elect the Cash Alternative but receive Teck Subordinate Voting Shares as a result of pro ration, may make a joint tax election with the Offeror for the purpose of achieving a full or partial tax-deferred exchange for Canadian federal income tax purposes. See Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations". While Section 18 of the Circular applies only to Holders as defined therein, the description of the process for making a Tax Election in Section 18 is generally applicable to all Eligible Holders, subject to meeting all relevant requirements of the Tax Act (which is the responsibility of Eligible Holders). All Eligible Holders are advised to consult with their own tax advisors in this regard.

        Eligible Holders should note that, because of the possibility of pro ration, Shareholders who elect the Share Alternative may receive cash consideration in excess of $0.05 per Teck Subordinate Voting Share. Consequently, Eligible Holders may not be able to determine the extent to which the transfer of their Inco Shares may be made on a tax-deferred basis until they are advised of the application of the pro ration requirements. A Shareholder could, as a result of pro ration, receive more cash consideration than the Shareholder otherwise desires. Depending upon the circumstances of the particular Eligible Holder, the receipt of this cash could give rise to a capital gain.

        Unless waived by the Offeror, holders of Inco Shares are required to deposit one Right for each Inco Share in order to effect a valid deposit of such Inco Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur before the Expiry Time, a deposit of Inco Shares will also constitute a deposit of the Rights associated with such Inco Shares. If the Separation Time occurs before the Expiry Time and Rights are distributed by Inco to Shareholders prior to the time that the Shareholder's Inco Shares are deposited pursuant to the Offer, in order for the Inco Shares to be validly deposited, Rights equal in number to the number of Inco Shares deposited must be delivered to the Depositary or the U.S. Forwarding Agent, as applicable. If the Separation Time occurs before the Expiry Time and Rights are not distributed by the time that a Shareholder deposits its Inco Shares pursuant to the Offer, the Shareholder may deposit its Rights before receiving them by using the guaranteed delivery procedure described below. In any case, a deposit of Inco Shares constitutes an agreement by the signatory to deliver Rights equal in number to the number of Inco Shares deposited pursuant to the Offer to the Depositary or the U.S. Forwarding Agent, as applicable, on or before the third trading day on the TSX after the date, if any, that Rights are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary or the U.S. Forwarding Agent receive, prior to taking up the Inco Shares for payment pursuant to the Offer, Rights from a Shareholder equal in number to the Inco Shares deposited by such Shareholder.

Currency of Payment

        The cash payable under the Offer, including all cash consideration under the Cash Alternative, the cash portion of the consideration under the Share Alternative and the cash payable in lieu of fractional Teck Subordinate Voting Shares otherwise issuable under the Share Alternative, will be denominated in Canadian dollars. However, Shareholders can also elect to receive their cash consideration in U.S. dollars based upon the Bank of Canada noon buying rate of exchange for U.S. dollars on the applicable Take-Up Date. If a Shareholder wishes to receive the cash payable in U.S. dollars, the box captioned "Currency of Payment" in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery must be completed. Otherwise, cash payment will be received in Canadian dollars.

Signature Guarantees

        No signature guarantee is required on the Letter of Transmittal if:

  (a)
  the Letter of Transmittal is signed by the registered owner of the Inco Shares exactly as the name of the registered holder appears on the Inco Share certificate deposited therewith, and the cash payable and/or the certificates for Teck Subordinate Voting Shares issuable, in each case under the Offer, are to be delivered directly to such registered holder; or

  (b)
  Inco Shares are deposited for the account of an Eligible Institution.

        In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Inco Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the cash payable and/or certificates for the Teck Subordinate Voting Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Method of Delivery

        The method of delivery of Inco Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates for Inco Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary or the U.S. Forwarding Agent on or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Inco Shares by the Depositary or the U.S. Forwarding Agent.

        A Shareholder who wishes to deposit Inco Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Inco Shares under the Offer.

Procedure for Guaranteed Delivery

        If a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder's Inco Shares are not immediately available or (ii) such Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary by the Expiry Time, those Inco Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

  (a)
  such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time;

  (c)
  the certificate or certificates representing the deposited Inco Shares, in proper form for transfer, and, if the Separation Time has occurred before the Expiry Time and Rights have been distributed to Shareholders before the Expiry Time, the Rights, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and all other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date; and

  (d)
  in the case of Rights where the Separation Time has occurred before the Expiry Time but Rights have not been distributed to Shareholders before the Expiry Time, the Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required thereby are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights are distributed to Shareholders.

        The Notice of Guaranteed Delivery may be delivered by hand, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

        If a Shareholder delivers a Notice of Guaranteed Delivery in respect of Inco Shares deposited with a subsequent Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received will take precedence over any election made in such subsequent Letter of Transmittal.

Acceptance by Book-Entry Transfer

        Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Inco Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Inco Shares to the Depositary by means of a book-based transfer will constitute a valid tender under the Offer.

        Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-based transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

        Shareholders may accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message in respect thereof, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC's systems may cause DTC to make a book-entry transfer of a Shareholder's Inco Shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, as noted above, although delivery of Inco Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

        The term "Agent's Message" means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Inco Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

Determination of Validity

        All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Inco Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Inco Shares determined by it not to be in proper form, or the issue of Teck Subordinate Voting Shares and/or payment of cash in respect of which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer, provided, however, that the Offeror may not waive the Minimum Tender Condition in order to acquire less than 50% of the Inco Shares outstanding held by Independent Shareholders (as defined in the Rights Plan Agreement), or (ii) any defect or irregularity in any deposit of Inco Shares. No deposit of Inco Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

        Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Inco Shares or in making payments for Inco Shares or in lieu of fractional Teck Subordinate Voting Shares to any person on account of Inco Shares accepted for exchange or payment pursuant to the Offer.

Dividends and Distributions

        Except as provided below, subject to the terms and conditions of the Offer, including in particular Section 8 of this Offer, "Changes in Capitalization of Inco; Liens", and subject, in particular, to Inco Shares being validly withdrawn by or on behalf of a depositing Shareholder, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Inco Shares covered by the Letter of Transmittal delivered to the Depositary or the U.S. Forwarding Agent (the "Deposited Shares") and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends (other than the payment of a quarterly cash dividend on the Inco Shares on June 1, 2006 in the amount of U.S.$0.125 per share in accordance with Inco's current publicly disclosed dividend policy as established on April 19, 2005 and amended on February 7, 2006), distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

Power of Attorney

        An executed Letter of Transmittal (or, in the case of shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints, effective on and after the date that the

Offeror takes up and pays for the Deposited Shares covered by the Letter of Transmittal or book-entry transfer (which shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities"), certain officers of the Offeror and any other person designated by the Offeror in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Shareholder with respect to the Purchased Securities. The Letter of Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Inco; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Inco; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

        A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Inco and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

        A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement

        The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the Offeror taking up Inco Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited to the Offer, (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

6.     Extensions, Variations and Changes to the Offer

        The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until the Expiry Time, unless the Offer is accelerated, extended or withdrawn by the Offeror.

        The Offeror may, at any time and from time to time while the Offer is open for acceptance, vary the terms of the Offer (other than those stated to be irrevocable and unqualified) or accelerate or extend the Expiry Time by giving notice in writing to the Depositary at its office in Vancouver, British Columbia. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Teck Subordinate Voting Shares), the Offeror will give written notice of such change to the Depositary at its office in Vancouver, British Columbia. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable Law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of Inco. In addition, the Offeror will provide a copy of such notice to the TSX, the NYSE and the applicable regulatory authorities. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Vancouver, British Columbia. During any extension of the Offer, all Inco Shares previously deposited and not withdrawn will remain subject to the Offer and to the right of Shareholders to withdraw such shares and, subject to applicable Laws, may be accepted for purchase by the Offeror in accordance with the terms of the Offer.

        An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offeror of any of its rights under Section 2 of this Offer, "Conditions of the Offer".

        Under applicable Canadian provincial securities Laws, if there is a variation in the terms of the Offer, the period during which Inco Shares may be deposited under the Offer will not expire before 10 days after the notice of variation has been delivered. In addition, notwithstanding the foregoing, if the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will disseminate additional offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the U.S. Exchange Act. Under the U.S. Exchange Act, the minimum period during which an offer must remain open following material changes in the terms of such offer, other than a change in consideration offered, percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. Generally, in the SEC's view, an offer should remain open for a minimum of five U.S. business days from the date the material change is first published, sent or given to shareholders and, if material changes are made with respect to information that approaches the significance of the consideration offered, percentage of securities sought or a dealer's soliciting fee, a minimum of ten U.S. business days is required to allow for adequate dissemination of information to shareholders and investor response. Accordingly, if prior to the Expiry Time the Offeror decreases the number of Inco Shares being sought, increases or decreases the consideration offered pursuant to the Offer or increases or decreases a dealer's soliciting fee, and if the Offer is scheduled to expire at any time earlier than the tenth U.S. business day from the date that notice of such increase or decrease is first published, sent or given to Shareholders, the Offer will be extended at least until the expiration of such tenth U.S. business day. The requirement to extend the Offer will not apply to the extent that the number of U.S. business days remaining between the occurrence of the change and the then-scheduled Expiry Time equals or exceeds the minimum extension period that would be required because of such amendment.

        If, before the Expiry Time, the Offeror in its sole discretion elects to increase the Offered Consideration, such increase will be applicable to all holders whose Inco Shares are taken up under the Offer.

7.     Shareholder Rights Plan

        The following is only a summary of the material provisions of the shareholder rights plan ("Rights Plan") of Inco and is qualified in its entirety by the provisions of the shareholder rights plan agreement ("Rights Plan Agreement") between Inco and CIBC Mellon Trust Company, as rights agent, as amended and restated as of April 20, 2005. In this Section 7, capitalized terms not otherwise defined have the meaning ascribed to them in the Rights Plan Agreement.

        The Rights issued under the Rights Plan will attach to and trade with the Inco Shares and no separate certificates will be issued unless an event triggering these Rights occurs. Certificates evidencing Inco Shares will be legended to reflect that they evidence the Rights until the Separation Time. The Rights will separate from the Inco Shares and be transferable, trade separately from the Inco Shares and become exercisable only when a person, including any party acting jointly or in concert with such person, acquires or announces its intention to acquire, beneficial ownership of 20% or more of (i) the then outstanding Voting Shares (as defined in the Rights Plan Agreement) of Inco, or (ii) the then outstanding Inco Shares alone, in either case without complying with the "permitted bid" provisions of the plan (as summarized below), or without the approval of the board of directors of Inco. Should such an acquisition or announcement occur, each Right would entitle its holder, other than the acquiring person or persons related to or acting jointly or in concert with such person, to purchase additional Inco Shares at a 50% discount to the then current market price. The acquisition by any person (an "Acquiring Person") of 20% or more of the Inco Shares or Voting Shares of Inco, other than by way of a permitted bid, is referred to as a "Flip-in-Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in-Event. A "permitted bid" is a take-over bid made by an offeror by means of a take-over bid circular and which also complies with the following additional provisions:

    (i)
    the bid is made to all holders of Voting Shares (as defined in the Rights Plan) as registered on the books of Inco, other than the party making the bid;

    (ii)
    the bid contains, and the take-up and payment for securities tendered or deposited to the bid is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up and paid for pursuant to the bid (A) prior to the close of business on a date which is not less than 60 days following the date of the bid and (B) unless at such date more than 50% of the common shares of Inco held by shareholders of Inco other than the party making the bid and certain related persons shall have been deposited or tendered pursuant to the bid and not withdrawn;

    (iii)
    unless the bid is withdrawn, the bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such bid at any time during the period described in clause (ii)(A) above and that any Voting Shares deposited pursuant to the bid may be withdrawn until taken up and paid for; and

    (iv)
    unless the bid is withdrawn, the bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in clause (ii)(B) is satisfied, the party making the bid will make a public announcement of that fact and the bid will remain open for deposits and tenders of Voting Shares for not less than 10 business days (as defined in the Rights Plan Agreement) from the date of such public announcement.

        If, at the end of the 60-day period referred to in clause (ii)(A), above, more than 50% of the then outstanding Inco Shares, other than those owned by the party making the bid and certain related persons, have been tendered, such party may take-up and pay for the Inco Shares but must extend the bid for a further 10 business days (as defined in the Rights Plan Agreement) to allow other Shareholders to tender, as described in paragraph (iv), above. According to Inco, this provides Shareholders who had not tendered to the bid with enough time to tender to the bid once it is clear that a majority of Inco Shares have been tendered.

        Under the Rights Plan, the board of directors of Inco has the discretion prior to the occurrence of a Flip-in Event that would occur by reason of a take-over bid made by means of a take-over bid circular sent to all holders of record of Voting Shares, to waive the application of the plan to such Flip-in Event, provided that such waiver shall automatically constitute a waiver of the application of such provisions to any other Flip-in Event made by means of a take-over bid circular to all holders of record of Voting Shares. The board of directors of Inco also has the right, with the prior consent of the holders of Voting Shares or Rights, at any time prior to the occurrence of a Flip-in Event, to redeem all (but not less than all) of the Rights at a redemption price of $0.0001 per Right, subject to certain adjustments.

        It is a condition of the Offer that with respect to the Rights Plan: (i) the board of directors of Inco shall have redeemed all outstanding Rights or waived the application of the Rights Plan to the purchase of Inco Shares by the Offeror under the Offer, a Compulsory Acquisition and a Subsequent Acquisition Transaction; or (ii) the Offeror shall have determined in its reasonable judgment that the Rights Plan does not and will not materially adversely affect the Offer or have a Material Adverse Effect on the Offeror either before, or upon consummation of, the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction; or (iii) a cease trading order or an injunction shall have been issued by the applicable regulatory authorities that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Inco Shares upon the exercise of the Rights in relation to the Offer, a Compulsory Acquisition and a Subsequent Acquisition Transaction, which cease trading order or injunction shall be in full force and effect; or (iv) a court of competent jurisdiction shall have made a final and non-appealable order that the Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. See Section 2 of this Offer, "Conditions of the Offer".

Application to the Offer

        The Offeror is offering to purchase, upon the terms and subject to the conditions described in the Offer, all the Rights associated with the outstanding Inco Shares, including Inco Shares which may become outstanding on the exercise of Inco Options, Inco Warrants or the conversion of Inco Convertible Debentures and other rights to acquire Inco Shares (other than Rights). Unless waived by the Offeror, Shareholders will be required to deposit, and will be deemed to have deposited, for each Inco Share deposited under the Offer, all Rights associated with such Inco Share, in order to effect a valid deposit of such Inco Share under the Offer in accordance with the procedures set forth in Section 5 of this Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        The Offer is not a "permitted bid" for the purposes of the Rights Plan because under applicable U.S. securities laws the Offeror is not permitted to have more than one Take-Up Date as a result of pro rating the Offered Consideration. The Offeror currently intends to seek such relief as may be available to permit the Offeror to take up Inco Shares on more than one Take-Up Date, although there can be no assurances that the Offeror will be granted such relief. The Offer is being made on the condition, among others, that the Rights are unexercisable or unenforceable in respect of the Offer or that the Offeror is otherwise satisfied that the Rights will not adversely affect the Offeror upon consummation of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 2 of this Offer, "Conditions of the Offer". Prior to the expiration of the Offer, the Offeror may seek a declaratory order from a court or courts of competent jurisdiction or a cease trade order from one or more competent regulatory authorities that has the effect of declaring the Offer to be a "permitted bid", declaring that the Rights are not, and will not as a result of the Offer or consummation of the Offer by the Offeror become, exercisable, or preventing the exercise of the Rights or the issue of Inco Shares upon the exercise of the Rights in relation to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

        The Offeror believes that by the Expiry Time, Inco and its board of directors and Shareholders will have had adequate time to consider fully the Offer and any available alternative transaction and that the Shareholders will have had adequate time to determine whether to deposit their Inco Shares pursuant to the Offer.

8.     Changes in Capitalization of Inco; Liens

        If, on or after the date of the Offer, Inco should divide, combine, reclassify, consolidate, convert or otherwise change any of the Inco Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of this Offer, "Conditions of the Offer," make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor).

        Inco Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends (other than regular quarterly dividends declared by Inco in accordance with its current dividend policy as established on April 19, 2005 and amended on February 7, 2006), distributions, payments, securities, rights (including Rights), assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after date of Offer on or in respect of the Inco Shares, whether or not separated from the Inco Shares, but subject to any Inco Shares being validly withdrawn by or on behalf of a depositing Shareholder. If, on or after the date of the Offer, Inco should declare or pay any dividend (other than the payment of a quarterly cash dividend on the Inco Shares on June 1, 2006, in the amount of U.S.$0.125 per share in accordance with Inco's current publicly disclosed dividend policy as established on April 19, 2005 and amended on February 7, 2006) or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Inco Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Inco in respect of Inco Shares, then (a) in the case of any such cash dividend, distribution or payment that does not exceed the cash consideration per Inco Share, the cash consideration payable per Inco Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividend, distribution or payment that exceeds the cash consideration per Inco Share, or in the case of any other dividend, distribution, payment, right or other interest, the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may withhold the entire amount of cash and share consideration payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations".

9.     Right to Withdraw Deposited Inco Shares

        Except as otherwise provided in this Section 9, all deposits of Inco Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable Laws, any Inco Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before the Inco Shares have been taken up and paid for by the Offeror pursuant to the Offer;

  (b)
  if the Inco Shares have not been paid for by the Offeror within three business days after having been taken up;

  (c)
  at any time before the expiration of 10 days from the date upon which either:

  (i)
  a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Teck Subordinate Voting Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Inco Shares where the Expiry Time is not extended for more than 10 days);

    is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice; or

  (d)
  at any time after 60 days from the commencement of the Offer, provided that the Deposited Shares have not been taken up by the Offeror prior to receipt by the Depository of the notice of withdrawal with respect to such Deposited Shares.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary or the U.S. Forwarding Agent at the place of deposit of the relevant Inco Shares. Any such notice of withdrawal must (i) be made by a method, including a manually signed facsimile transmission, that provides the Depositary or the U.S. Forwarding Agent, as applicable, with a written or printed copy; (ii) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Inco Shares to be withdrawn, and (iii) specify the number of Inco Shares to be withdrawn, the name of the registered holder and the certificate number shown on the share certificate(s) representing each Inco Share to be withdrawn. No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered holder of the Inco Shares exactly as the name of the registered holder appears on the certificate representing Inco Shares deposited with the Letter of Transmittal or if the Inco Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of Inco Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

        Alternatively, if Inco Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 5 of this Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer" any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Inco Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

        All questions as to form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

        Withdrawals may not be rescinded and any Inco Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Inco Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 5 of this Offer, "Manner of Acceptance".

        If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for or exchanging the Inco Shares or is unable to take-up or pay for or exchange Inco Shares for any reason, then, without prejudice to the Offeror's other rights under the Offer, the Depositary may, subject to applicable Laws, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Inco Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section or pursuant to applicable Laws.

10.   Return of Inco Shares

        If any deposited Inco Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Inco Shares than are deposited, certificates for unpurchased Inco Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by either (i) sending new certificates representing Inco Shares not purchased or by returning the deposited certificates (and other relevant documents) or (ii) in the case of Inco Shares deposited by book-entry transfer of such Inco Shares pursuant to the procedures set forth in Section 5 of this Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", such Inco Shares will be credited to the depositing Shareholder's account maintained with CDS or DTC, as applicable. Certificates (and other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Inco or its transfer agent, as soon as practicable after the termination of the Offer.

11.   Mail Service Interruption

        Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. A person entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Inco Shares were delivered, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 12 of this Offer, "Notice and Delivery", the deposit of cheques, share certificates and any other relevant documents with the Depositary in such circumstance will constitute delivery to the persons entitled thereto and the Inco Shares will be deemed to have been paid for immediately upon such deposit. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with Section 12 of this Offer, "Notice and Delivery".

12.   Notice and Delivery

        Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if it is mailed by prepaid, first class mail to the registered holders of such securities at their respective addresses appearing in the appropriate registers maintained by Inco and will be deemed, unless otherwise specified by applicable Laws, to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada or the United States following mailing. In the event of any interruption of mail service in Canada or the United States, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if (i) it is given to the TSX and the NYSE for dissemination through their facilities, (ii) if it is published once in the National Edition of The Globe and Mail or the National Post, together with the Wall

Street Journal or the New York Times, and La Presse, or (iii) it is given to the Canada News Wire Service and the Dow Jones News Wire Service for dissemination through their facilities.

        Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders. In addition, the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of Inco Shares when such list or listing is received. Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been received at one of the offices of the Depositary specified in the Letter of Transmittal.

        Wherever the Offer calls for documents to be delivered to the Depositary or the U.S. Forwarding Agent, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary or the U.S. Forwarding Agent in the Letter of Transmittal or at the address of the Depositary in Toronto, Ontario listed in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary or the U.S. Forwarding Agent, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

13.   Market Purchases

        Neither the Offeror nor its affiliates will bid for or make purchases of Inco Shares during the Offer other than Inco Shares deposited to the Offer.

        Although the Offeror has no current intention to do so, subject to compliance with applicable securities Laws, the Offeror reserves the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Inco Shares taken up and paid for under the Offer.

14.   Other Terms of the Offer

        No broker, dealer or other Person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror other than as contained in the Offer and Circular and as set forth on the registration statement on Form F-10 filed by the Offeror in connection with the Offer, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

        The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

        The Offeror reserves the right to transfer or assign to one or more of its affiliates the right to purchase all or any portion of the Inco Shares deposited pursuant to the Offer. Any such transfer will not relieve the Offeror of its obligations under the Offer and will not prejudice the rights of Shareholders depositing Inco Shares to receive payment for Inco Shares validly deposited and taken up pursuant to the Offer.

        The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Inco Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

        The Offer, together with the documents forming part of the Offer, constitute the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer. The Offeror, in its sole discretion, shall be entitled to make a final and binding determination on all questions relating to the Offer, the Circular, the Letters of Transmittal, the Notices of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of the withdrawal of any Inco Shares.

        The Offeror has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the U.S. Exchange Act, together with exhibits furnishing additional information with respect to the Offer, and may file amendments thereto. In addition, Inco is required to file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14d-9, setting forth the position of Inco's board of directors with respect to the Offer and the reasons for such position and furnishing additional related information within 10 business days of the date of the Offer and Circular. Shareholders will be able to obtain copies of such documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by the Offeror will be available free of charge from the Offeror. You should direct requests for documents to the Information Agent, Innisfree M&A Incorporated.

Dated: May 23, 2006

TECK COMINCO LIMITED Donald R. Lindsay President and Chief Executive Officer

CIRCULAR

        This Circular is supplied by Teck with respect to the accompanying Offer. The terms and provisions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular and Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Annex A (Pro Forma Consolidated Financial Statements of Teck Cominco Limited) and Annex B (Certain Information Regarding the Directors and Executive Officers of Teck) also form part of this Circular. Capitalized words and terms used in this Circular but not defined herein will have the meanings given to them above under the heading "Glossary" immediately following the "Summary Term Sheet" section of this Offer and Circular.

1.     Teck

        Teck is engaged primarily in the exploration for and the development and production of natural resources, with interests in mining and processing operations in Canada, the United States and South America. Teck is the world's largest zinc miner and an important producer of copper and gold. Teck also holds a 40% interest in, and is the managing partner of, the Elk Valley Coal Partnership which is the world's second largest producer of seaborne hard coking coal. Teck's principal products are zinc concentrate, metallurgical coal, copper concentrate, molybdenum concentrate, lead concentrate and refined metals, including zinc, lead, gold, silver, indium and germanium. Teck also sells electrical power that is surplus to its requirements at the Trail metallurgical operations. Teck has interests in the following principal mining and processing operations as at the date hereof:

Operation	Ownership Interest	Commodity	Jurisdiction
Red Dog	100%	Zinc/Lead	Alaska, USA
Pend Oreille	100%	Zinc/Lead	Washington, USA
Trail	100%	Zinc/Lead Refinery	British Columbia, Canada
Elkview	38%	Coal	British Columbia, Canada
Fording River	40%	Coal	British Columbia, Canada
Greenhills	32%	Coal	British Columbia, Canada
Coal Mountain	40%	Coal	British Columbia, Canada
Line Creek	40%	Coal	British Columbia, Canada
Cardinal River	40%	Coal	Alberta, Canada
Antamina	22.5%	Copper/Zinc	Peru
Highland Valley	97.5%	Copper/Molybdenum	British Columbia, Canada
David Bell/Williams	50%	Gold	Ontario, Canada
Pogo	40%	Gold	Alaska, USA

        For the fiscal year ended December 31, 2005, Teck had revenues of $4,415 million and net earnings of $1,345 million. For the three months ended March 31, 2006, Teck had revenues of $1,273 million and net earnings of $448 million.

        In the past five years, Teck has not been convicted in a criminal proceeding and has not been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Teck from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

        Certain information concerning the directors and executive officers of Teck is attached as Annex B to this Circular.

        Teck is a reporting issuer or the equivalent in all provinces and territories of Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities. Such documents are available at www.sedar.com. Teck is also a "voluntary filer" of certain documents with the SEC. Such documents are available at www.sec.gov and will be mandatorily filed with or furnished to the SEC if Teck's Subordinate Voting Shares are listed on the NYSE.

        Teck is the continuing company resulting from the merger in 1963 of three companies, The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., incorporated in 1913, 1937 and 1951, respectively. Teck was continued under the CBCA in 1978 and since that time has undergone several other reorganizations. Teck's head and registered office is located at Suite 600, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L9.

Authorized and Outstanding Share Capital

        Teck is authorized to issue an unlimited number of Class A multiple voting shares ("Teck Class A Shares"), an unlimited number of Teck Subordinate Voting Shares and an unlimited number of preference shares, issuable in series. As at May 11, 2006, there were outstanding 4,673,453 Teck Class A Shares, 199,507,713 Teck Subordinate Voting Shares (calculated on a fully diluted basis, excluding the conversion rights of holders of Teck Class A Shares) and no preference shares.

        Teck Class A Shares carry the right to 100 votes per share. Teck Subordinate Voting Shares carry the right to one vote per share. Each Teck Class A Share is convertible, at the option of the holder, into one Teck Subordinate Voting Share. The Teck Class A Shares and the Teck Subordinate Voting Shares rank equally, including in respect of dividends and the right to receive the remaining property of Teck upon dissolution. No dividends may be paid on the Teck Class A Shares or the Teck Subordinate Voting Shares unless all dividends on any preferred shares outstanding have been paid. Subject to the rights, privileges, restrictions and conditions attaching to any preference shares, the holders of Teck Class A Shares and Teck Subordinate Voting Shares are entitled to such dividends as may be declared by the board of directors in its discretion out of funds legally available therefor. Dividends of $0.20 per share were paid semi-annually in 2002 and 2003 on both the Teck Class A Shares and the Teck Subordinate Voting Shares. In November 2004, Teck announced that it was increasing its semi-annual dividend for 2004 to $0.30 per share. In April 2005, the semi-annual dividend rate was further increased to $0.40 per share. On April 26, 2006, Teck announced that it was increasing its semi-annual dividend to $1.00 per share. Teck's dividend policy contemplates the declaration of two semi-annual $1.00 per share dividends in 2006.

        The attributes of the Teck Subordinate Voting Shares contain so-called "coattail provisions" which provide that, if an offer (an "Exclusionary Offer") to purchase Teck Class A Shares which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Teck Subordinate Voting Shares on identical terms, then each Teck Subordinate Voting Share will be convertible into one Teck Class A Share. The Teck Subordinate Voting Shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Teck Class A Shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Teck Class A Shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Teck Class A Shares, the coattail provisions will not apply.

        As of the date of the Offer, the voting rights attached to the outstanding Teck Subordinate Voting Shares represented 29.91% of the aggregate voting rights attached to the Teck Class A Shares and Teck Subordinate Voting Shares.

        Based on the number of Inco Shares outstanding on a fully diluted basis as of March 31, 2006, as publicly disclosed by Inco, and assuming that all of the Inco Shares (other than Inco Shares owned, directly or indirectly, by the Offeror and its affiliates, which for this purpose do not include the Pledged Inco Shares) are tendered to the Offer and all Inco Shares issuable upon exercise or conversion, as applicable, of Inco Options, Inco Warrants and Inco Convertible Debentures that were outstanding, in each case, as of March 31, 2006, are tendered to the Offer, and that Teck takes up and pays for such Inco Shares under the Offer, Teck will issue an additional 143,082,936 Teck Subordinate Voting Shares.

Teck Exchangeable Debentures

        In September 1996, Teck issued the Teck Exchangeable Debentures. Each $1,000 principal amount of the Teck Exchangeable Debentures is exchangeable at the option of the holder for 20.7254 Inco Shares, subject to adjustment if certain events occur, without payment of accrued interest. Teck may satisfy the exchange obligation by a cash payment determined with reference to the market value of the Inco Shares at the time of the exchange.

        The Teck Exchangeable Debentures are redeemable at the option of Teck on or after September 12, 2006. Redemption may be satisfied by delivery of the Inco Shares owned by Teck, or payment of a cash amount equal to the market value of the Inco Shares at the time of redemption.

        5,173,793 Inco Shares held by Teck have been pledged as security for Teck's obligations under the Teck Exchangeable Debentures.

Price Range and Trading Volumes of Teck Subordinate Voting Shares

        The Teck Subordinate Voting Shares are listed and posted for trading on the TSX under the trading symbol "TEK.SV.B". The following tables set forth, for the periods indicated, the reported high, low and closing sale prices and the aggregate volume of trading of the Teck Subordinate Voting Shares on the TSX:

Teck Subordinate Voting Shares

Monthly Price Range and Trading Volumes

	High ($)	Low ($)	Close ($)	Volume (#)
2005
April	46.37	38.45	40.65	25,978,000
May	42.20	35.63	40.80	21,051,100
June	45.54	39.78	41.34	22,289,200
July	48.69	41.60	46.82	15,687,100
August	49.67	44.93	46.24	15,787,600
September	54.95	46.45	52.15	20,131,300
October	54.10	46.21	49.76	18,865,400
November	54.45	49.01	53.55	19,225,900
December	63.60	54.11	62.05	16,156,800
2006
January	75.30	61.58	73.47	23,766,000
February	76.66	63.64	71.05	27,240,300
March	78.14	68.84	75.14	27,196,200
April	87.75	76.48	77.08	28,354,200
May 1 to 19	80.46	64.06	65.69	55,039,750

Note: Source for data in table is LexisNexis.

Teck Subordinate Voting Shares

Quarterly Price Range and Trading Volumes

	High ($)	Low ($)	Close ($)	Volume (#)
2004
April-June	25.65	19.83	24.00	64,433,500
July-September	28.21	22.36	27.21	46,652,000
October-December	38.25	26.27	36.92	69,320,050
2005
January-March	48.00	32.55	44.85	73,736,400
April-June	46.37	35.63	41.34	69,318,300
July-September	54.95	41.60	52.15	51,606,000
October-December	63.60	46.21	62.05	54,248,100
2006
January-March	78.14	61.58	75.14	78,202,500

Note: Source for data in table is LexisNexis.

        Teck announced its intention to make the Offer on May 8, 2006. On May 5, 2006, the last trading day prior to such announcement, the closing price of the Teck Subordinate Voting Shares on the TSX was $80.25. The volume-weighted average trading price of the Teck Subordinate Voting Shares on the TSX for the 30 trading days ending on May 5, 2006 was $80.19.

Recent Developments

        On May 10, 2006, Elk Valley Coal announced a new five-year collective bargaining agreement at its Fording River operations.

        On May 17, 2006, four people died tragically in an accident at Teck's reclamation site in Kimberley, British Columbia. An investigation into the cause of the deaths is ongoing.

        From March 31, 2006 to date hereof, the only material change in the share and loan capital of Teck, on a consolidated basis, is that on May 16, 2006, Teck announced that it had made arrangements for the orderly exchange of its exchangeable debentures due 2024 ("2024 Debentures"). There are approximately $112 million principal amount of 2024 Debentures outstanding, exchangeable into 11,489,370 Teck Subordinate Voting Shares. Teck will, in respect of 2024 Debentures tendered prior to May 31, 2006, designate a purchaser to acquire the Debentures for consideration consisting of Teck Subordinate Voting Shares plus cash for any accrued but unpaid interest.

Teck Documents Incorporated by Reference and Further Information

        Further information with respect to Teck is set forth in Annex A (Pro Forma Consolidated Financial Statements), which are incorporated into and form part of this Circular. The following documents of Teck, copies of which can be found at www.sedar.com and www.sec.gov, are specifically incorporated by reference into this Circular:

  (a)
  Annual Information Form dated March 1, 2006 for the year ended December 31, 2005;

  (b)
  Restated Audited Consolidated Financial Statements, and the related notes thereto, as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 and the Auditors' Report thereon;

  (c)
  Management's Discussion and Analysis of Financial Position and Operating Results for the year ended December 31, 2005;

  (d)
  Management Proxy Circular dated March 1, 2006 for Teck's annual meeting of shareholders held on April 26, 2006;

  (e)
  Restated Unaudited Consolidated Interim Financial Statements and the related notes thereto for the three months ended March 31, 2006 and 2005;

  (f)
  Management's Discussion and Analysis of Financial Position and Operating Results for the three months ended March 31, 2006 and 2005; and

  (g)
  Material Change Report dated May 10, 2006 in respect of Teck's announcement of its intention to make the Offer.

        Any documents of Teck of the type referred to above (excluding confidential material change reports) filed by Teck with a securities regulatory authority in Canada on or after the date of this Offer and Circular and prior to the Expiry Time, will be deemed to be incorporated by reference into this Circular and as exhibits to the Registration Statement on the Form F-10 of which this Offer and Circular forms a part. The Offeror will amend its Schedule TO to incorporate any such documents intended to be incorporated by reference into the Schedule TO.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated herein by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in each of the provinces and territories of Canada. Copies of the documents incorporated by reference in the Circular regarding Teck may be obtained on request without charge from the Corporate Secretary of Teck at Teck Cominco Limited, Suite 600, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L9 or by telephone at (604) 687-1117. For purpose of the Province of Québec, the Circular contains information to be completed by consulting the permanent information record, a copy of which permanent information record may be obtained from the Corporate Secretary of Teck at the above-mentioned address and telephone number. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com and the SEC website located at www.sec.gov.

        Information contained in or otherwise accessed through Teck's website, www.teckcominco.com, or any other website does not form part of this Offer and Circular. All such references to Teck's website, or any other website, are inactive textual references only.

2.     Inco

        The information concerning Inco contained in this Offer and Circular, including information incorporated herein by reference, has been taken from or is based upon publicly available documents and records on file with Canadian and U.S. securities regulatory authorities and other public sources. Although Teck has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue or incomplete, Teck does not assume any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Inco to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Teck.

Overview

        Inco is a leading producer of nickel and is also a producer of copper, precious metals, cobalt and value-added specialty nickel products. Unless the context otherwise requires, all references in this Circular to "Inco" include all of its consolidated subsidiaries, incorporated units and divisions.

        Inco's business operations consist of three segments, (i) the finished products segment, representing its mining and processing operations in Ontario, Manitoba and Newfoundland and Labrador, its refining operations in the United Kingdom and interests in the refining operations in Japan and other Asian countries referred to below, (ii) the intermediates segment, which represents the mining and processing operations of PT Inco's mining and processing operations in Indonesia, where nickel-in-matte, an intermediate product, is produced and sold primarily into the Japanese market and (iii) the development projects segment.

        Inco's principal mines and processing operations are located in the Sudbury area of Ontario, Canada, the Thompson area of Manitoba, Canada, Voisey's Bay in Newfoundland and Labrador, Canada, and, through a subsidiary in which Inco has an equity interest of approximately 61%, PT Inco, on the island of Sulawesi, Indonesia. Inco also operates additional wholly-owned metals refineries at Port Colborne, Ontario, Canada and in the United Kingdom at Clydach, Wales and Acton, England. Inco also has interests in nickel refining capacity in the following Asian countries: in Japan, through Inco TNC Limited, in which Inco has an equity interest of approximately 67%; in Taiwan, through Taiwan Nickel Refining Corporation, in which Inco has an equity interest of 49.9%; and in South Korea, through Korea Nickel Corporation, in which Inco has an equity interest of 25%. Additionally, Inco has a 65% equity interest in Jinco Nonferrous Metals Co., Ltd., a company that produces nickel salts in Kunshan City, People's Republic of China ("China"). Inco also has two joint venture operations in China that produce nickel from products for the Asian battery market: Inco Advanced Technology Materials (Dalian) Co., Ltd., in which Inco has a total direct and indirect equity interest of 81.6%, and Inco Advanced Technology Materials (Shenyang) Co., Ltd. ("Shenyang"), in which Inco has a total direct and indirect equity interest of 82%. In March 2005, Shenyang acquired substantially all of the assets which represented the nickel foam business of Shenyang Golden Champower New Materials Corp., a leading Chinese producer of nickel foam. Inco also has a shearing and packaging operation in China for certain nickel products to service the specific needs of this geographic market.

        The first nickel concentrates were produced in September 2005 at Inco's wholly-owned Voisey's Bay nickel-copper-cobalt project in the Province of Newfoundland and Labrador, Canada. The first shipments of nickel concentrates from the Voisey's Bay project were made to Inco's operations in Sudbury, Ontario and Thompson, Manitoba in November 2005 and the first production of finished nickel from these concentrates occurred in January 2006. In October 2005, Inco's demonstration plant, part of the initial phase of this project, was completed and began operations at Argentia in the Province of Newfoundland and Labrador. This facility is being used to test proprietary hydrometallurgical processing technologies to treat Voisey's Bay nickel concentrates as part of Inco's research and development program covering those processes, a program which is scheduled to run until late 2007.

        Inco is also currently developing another major new "greenfield" project, the Goro nickel-cobalt project in the French overseas territorial community (collectivité territoriale) of New Caledonia, in which Inco currently holds an approximate 72% interest.

        On October 11, 2005, Inco and Falconbridge announced that their respective boards of directors had approved the acquisition by Inco of all of the outstanding common shares of Falconbridge by way of a take-over bid. Inco's offer, which was mailed to Falconbridge common shareholders on October 24, 2005, is conditional upon at least 66 2/3% of the common shares of Falconbridge being tendered, the receipt of all necessary regulatory clearances and certain other conditions. The offer was initially open for acceptance until December 23, 2005 but has been extended on three occasions in order to provide additional time to obtain the required regulatory clearances. Inco's offer is currently open for acceptance by Falconbridge common shareholders until June 30, 2006.

        According to Inco's financial statements for the fiscal year ended December 31, 2005, Inco had revenues of approximately U.S.$4,518 million and net earnings of approximately U.S.$836 million for such period.

According to Inco's interim financial statements for the three months ended March 31, 2006, Inco had revenues of approximately U.S.$1,211 million and net earnings of approximately U.S.$202 million for such period.

        Inco was incorporated in 1916 under the laws of Canada, succeeding a business established in 1902. In 1979, Inco was continued by articles of continuance under the CBCA and is governed by that Act. Inco's executive offices are located at 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7.

        Inco is a reporting issuer or the equivalent in all provinces and territories of Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities and the SEC. Such documents are available at www.sedar.com and www.sec.gov, respectively.

Share Capital of Inco

        The authorized share capital of Inco consists of an unlimited number of common shares and 45 million preferred shares issuable in series, each series consisting of such number of shares and having such provisions attached thereto as may be determined by the board of directors of Inco, subject to a maximum aggregate issue price of $1.5 billion (or the equivalent in other currencies). As at March 31, 2006, there were approximately 231,174,376 Inco Shares outstanding calculated on a fully-diluted basis and no preferred shares issued and outstanding.

        The Inco Shares have general voting rights. Each holder of Inco Shares is entitled to receive notice of, to attend and to vote at, on the basis of one vote for each Inco Share held, all meetings of shareholders of Inco other than meetings at which the holders of another class or series of shares are entitled to vote separately.

        Subject to the preferential rights of any prior ranking shares (of which none were issued and outstanding as of March 31, 2006), the holders of Inco Shares are entitled to such dividends as may be declared by the board of directors of Inco in its discretion out of funds legally available therefor. No dividend or other distribution on the Inco Shares shall be paid, and no Inco Share shall be acquired for value, unless dividends on any and all outstanding preferred shares have been paid for all past quarterly periods.

        Inco announced on April 19, 2005 that its board of directors had approved the reinstatement of a quarterly cash dividend of U.S.$0.10 per share on the Inco Shares beginning June 1, 2005. On February 7, 2006, Inco announced that its board of directors had increased the quarterly dividend to U.S.$0.125 per share effective for the dividend payable on March 1, 2006. On April 20, 2006, Inco announced that its board of directors had declared a quarterly dividend on the Inco Shares of U.S.$0.125 per share payable on June 1, 2006.

        Subject to the preferential rights of any prior ranking shares (of which none were issued and outstanding as of March 31, 2006), the holders of Inco Shares shall, in the event of a distribution of assets of Inco among its shareholders on a liquidation, dissolution or winding-up of Inco, whether voluntary or involuntary, or any other distribution of assets of Inco among its shareholders for the purpose of winding up its affairs, be entitled to receive, in respect of each share so held, a pro rata amount of such assets of Inco equivalent to the proportion equal to the Inco Shares then outstanding divided by the number of Inco Shares then outstanding.

        On December 14, 2000, Inco issued approximately 11 million Inco Warrants upon the redemption of Inco's Class VBN Shares. The Class VBN Shares had been created in August 1996 in connection with Inco's acquisition of Diamond Fields Resources Inc. Each Inco Warrant has an exercise price of Cdn.$30.00 (or the equivalent in U.S dollars) for the purchase of one Inco Share at any time on or before August 21, 2006. The exercise price and/or the number and kind of securities issuable on the exercise of the Inco Warrants are subject to adjustment in certain events, as set forth in the warrant indenture dated as of December 1, 2000 among Inco, CIBC Mellon Trust Company and ChaseMellon Shareholder Services, LLC as Canadian and U.S. warrant agents, respectively, covering the issuance of the Inco Warrants. These adjustments include, among others, certain changes in Inco's capital structure such as any subdivision or consolidation of Inco Shares, stock dividends or other distributions, the consolidation, amalgamation or merger of Inco with another company, or the transfer of all or substantially all of Inco's assets. The Inco Warrants are listed on the TSX and on the NYSE.

        As at December 31, 2005, approximately 550,000 Inco Warrants had not been issued because a limited number of holders of Class VBN Shares did not accept the redemption consideration and elected under applicable legislation prior to the effective date of the redemption to have a court in the Province of Ontario determine the fair value of their Class VBN Shares. As at December 31, 2005, this court proceeding was still in discovery and related preliminary stages and a related action had been filed in November 2005 in the United States in the federal district court for the State of New Jersey.

        On March 29, 2001, Inco issued and sold, on a bought deal basis, zero-coupon convertible notes (the "Inco LYON Notes"), representing an aggregate amount payable at maturity of U.S.$438 million, which are due and payable March 29, 2021, for net cash proceeds of U.S.$226 million. No interest is payable on the Inco LYON Notes prior to maturity except in connection with any term or condition where the holder receives the then accreted value of the Inco LYON Notes. During 2005, Inco LYON Notes representing U.S.$163 million were tendered for conversion. A further U.S.$30 million of Inco LYON Notes were tendered for conversion during the three months ended March 31, 2006.

        The Inco LYON Notes are convertible, at the option of the holder, at any time on or prior to their maturity date into Inco Shares at a fixed conversion rate of 26.5530 Inco Shares per Inco LYON Note, representing an initial conversion price of U.S.$19.76 per share, with such conversion rate and price being subject to certain anti-dilution adjustment provisions. Holders of Inco LYON Notes also have a special conversion right, exercisable on March 29 in 2007, 2011 and 2016, giving such holders the right to convert the then accreted value of their Inco LYON Notes into Inco Shares based upon the then market price for such shares. The Inco LYON Notes are also subject to redemption at Inco's option on or after March 29, 2007 at their then accreted value. Inco is required to offer to purchase the Inco LYON Notes if there is a change in control of Inco, as defined in the trust indenture dated as of March 29, 2001 between Inco and the Bank of New York, as trustee, occurring before March 29, 2007. Teck's acquisition of Inco Shares pursuant to the Offer would constitute a change of control.

        In March 2003, Inco issued and sold in concurrent private offerings U.S.$273 million amount payable at maturity of convertible debentures due March 14, 2023 (the "Inco 2023 Convertible Debentures"), and U.S.$227 million aggregate principal amount of subordinated convertible debentures due March 14, 2052 (the "Inco 2052 Subordinated Convertible Debentures"). The Inco 2023 Convertible Debentures and the Inco 2052 Subordinated Convertible Debentures pay a cash coupon of 1.0943 per cent and 3.5 per cent, respectively.

        The Inco 2023 Convertible Debentures and the Inco 2052 Subordinated Convertible Debentures are convertible, at the option of the holder, subject to certain anti-dilution provisions, in certain circumstances including if Inco were to call the Inco 2023 Convertible Debentures or the Inco 2052 Subordinated Convertible Debentures, as applicable, for redemption or if certain specified corporate events were to occur. Each Inco 2023 Convertible Debenture will be convertible into 31.9354 Inco Shares, representing an initial conversion price of approximately U.S.$28.61 per Inco Share, and each Inco 2052 Subordinated Convertible Debenture will be convertible into 38.4423 Inco Shares, representing an initial conversion price of approximately U.S.$26.01 per Inco Share.

        Inco is required to offer to purchase the Inco 2023 Convertible Debentures and the Inco 2052 Subordinated Convertible Debentures if there is a change in control of Inco, as defined in the first supplemental indenture dated as of March 7, 2003 between Inco and the Bank of New York, as trustee, occurring on or before March 14, 2010. Teck's acquisition of Inco Shares pursuant to the Offer would constitute a change of control.

        The Inco 2023 Convertible Debentures rank equally and rateably with all of Inco's existing and future unsecured and unsubordinated indebtedness. The Inco 2052 Subordinated Convertible Debentures are subordinated to all of Inco's senior indebtedness, which includes, among other obligations, all of Inco's existing and future unsecured and unsubordinated indebtedness.

Price Range and Trading Volume of Inco Shares

        The Inco Shares are listed and posted for trading on the TSX and the NYSE under the symbol "N". The following tables set forth, for the periods indicated, the reported high, low and closing sale prices and the aggregate volume of trading of the Inco Shares on the TSX and the NYSE:

Inco Shares

Monthly Price Range and Trading Volumes

	TSX
	High ($)	Low ($)	Close ($)	Volume (#)
2005
April	50.25	44.28	45.03	23,587,100
May	48.96	42.26	48.02	31,273,700
June	51.88	46.15	46.15	19,585,200
July	53.33	45.53	50.40	19,137,500
August	52.32	48.31	50.04	18,539,800
September	55.56	49.75	54.99	21,874,300
October	55.89	46.65	47.36	46,785,000
November	54.60	47.16	51.25	33,025,000
December	54.50	49.42	50.50	18,928,600
2006
January	58.82	49.39	58.05	30,226,200
February	59.50	52.65	55.06	32,186,800
March	59.94	52.75	58.22	36,105,800
April	65.24	59.00	63.07	25,672,600
May 1 to 19	78.50	61.51	70.18	61,984,850

Note: Source for data in table is LexisNexis.

	NYSE
	High (U.S.$)	Low (U.S.$)	Close (U.S.$)	Volume (#)
2005
April	40.95	35.34	35.74	39,923,000
May	38.99	33.25	38.59	45,118,500
June	41.94	37.02	37.75	29,500,900
July	43.97	37.46	40.98	34,217,500
August	43.64	40.42	42.33	28,063,800
September	47.77	41.95	47.35	33,864,300
October	47.68	39.43	40.22	59,563,800
November	45.97	39.90	43.99	40,221,200
December	47.31	42.08	43.57	27,804,700
2006
January	51.64	42.65	51.28	44,052,600
February	51.83	45.55	48.32	39,830,700
March	52.24	45.29	49.89	53,122,600
April	57.30	50.34	56.47	47,632,400
May 1 to 19	70.60	55.54	62.70	73,680,400

Note: Source for data in table is LexisNexis.

Inco Shares

Quarterly Price Range and Trading Volumes

	TSX
	High ($)	Low ($)	Close ($)	Volume (#)
2004
April — June	48.40	38.75	46.01	66,537,010
July — September	49.99	40.58	49.40	46,718,000
October — December	51.10	41.55	44.00	56,536,340
2005
January — March	53.84	39.32	48.04	68,522,600
April — June	51.88	42.26	46.15	74,446,000
July — September	55.56	45.53	54.99	59,551,600
October — December	55.89	46.65	50.50	98,738,600
2006
January — March	59.94	49.39	58.22	98,518,800

Note: Source for data in table is LexisNexis.

	NYSE
	High (U.S.$)	Low (U.S.$)	Close (U.S.$)	Volume (#)
2004
April — June	36.50	28.01	34.56	129,929,600
July — September	39.35	30.39	39.05	79,877,500
October — December	40.65	33.83	36.78	85,339,400
2005
January — March	43.77	31.67	39.80	115,218,300
April — June	41.94	33.25	37.75	114,542,400
July — September	47.77	37.46	47.35	96,145,600
October — December	47.68	39.43	43.57	127,589,700
2006
January — March	52.24	42.65	49.89	137,005,900

Note: Source for data in table is LexisNexis.

        Teck announced its intention to make the Offer on May 8, 2006. On May 5, 2006, the last trading day prior to such announcement, the closing price of the Inco Shares on the TSX and the NYSE was $65.38 and U.S.$59.08, respectively. The volume-weighted average trading price of the Inco Shares on the TSX and the NYSE for the 30 trading days ending on May 5, 2006 was $61.38 and U.S.$53.96, respectively.

Inco Documents Incorporated by Reference

        The following document of Inco, which can be found at www.sedar.com and www.sec.gov, is specifically incorporated by reference into this Circular:

  (a)
  the audited comparative financial statements of Inco and the related notes thereto (except for the Inco auditors' report as Teck has not obtained the consent of the auditors to incorporate this report), including the notes thereto, as at December 31, 2005 and 2004 (restated) and for each of the years in the two-year period ended December 31, 2005 (2004 restated).

        Teck believes that copies of the foregoing document may be obtained on request without charge from Inco's Secretary, 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7 (telephone: (416) 361-7511).

        For further information regarding Inco, including Inco's unaudited comparative interim consolidated financial statements and the related notes thereto as at March 31, 2006 and for the three month period ended March 31, 2006 and 2005, refer to Inco's filings with Canadian and United States regulatory authorities found at www.sedar.com and www.sec.gov.

3.     Background to the Offer

        In 2005, Teck's Chairman, Dr. Norman B. Keevil, and Teck's President and Chief Executive Officer, Mr. Donald Lindsay, had several discussions with Inco's Chairman and Chief Executive Officer, Mr. Scott Hand, concerning the potential for a transaction between Teck and Inco.

        On August 15, 2005, subsequent to the announcement by Xstrata plc ("Xstrata") that it had acquired an interest in Falconbridge, Mr. Lindsay met with Mr. Hand in Toronto to discuss the potential for various transactions involving a combination of the businesses of Teck and Inco, and potentially the business of Falconbridge, including a "merger of equals" transaction between Teck and Inco. Mr. Lindsay suggested an ongoing dialogue between Teck, Inco and Falconbridge with a view to exploring various alternatives. Mr. Hand subsequently indicated that the Inco board of directors would consider the various potential transactions suggested by Mr. Lindsay, among other alternatives.

        On August 22, 2005, the executive committee of the board of directors of Teck authorized the purchase of Inco Shares which, when aggregated with the Pledged Inco Shares, would aggregate up to 4.9% of the outstanding Inco Shares. Beginning on August 26, 2005, Teck began accumulating Inco Shares through the facilities of the TSX. From August 26 to September 7, 2005, Teck acquired an aggregate of 3.8 million Inco Shares at an average acquisition cost of $50.19 per share.

        On September 6, 2005, the board of directors of Teck held a strategic planning meeting, at which management of Teck made presentations on various strategic issues. A range of strategic alternatives, including potential transactions involving Inco, were discussed at the meeting.

        On September 13, 2005, Dr. Keevil wrote to Mr. Hand outlining the potential benefits of a combination of Inco and Teck. In that letter, Dr. Keevil indicated that Teck would be amenable to discussing a transaction involving a premium, including a substantial cash component, to Shareholders, and indicated the support in principle of Teck's board of directors for discussions in respect of such a transaction and Teck's desire to structure a transaction in a manner mutually beneficial to Inco and Teck.

        From September 15 to 21, 2005, Mr. Lindsay made several attempts to contact Mr. Hand to discuss Dr. Keevil's September 13th letter and the basis upon which further discussions might proceed, however, Mr. Lindsay did not receive an immediate response from Mr. Hand.

        On September 26, 2005, Mr. Hand contacted Dr. Keevil and indicated that Inco's board of directors was not interested in pursuing further discussions with Teck in respect of the proposed transaction outlined in Dr. Keevil's September 13th letter.

        During the week of October 3, 2005, Mr. Lindsay attempted by telephone to arrange a meeting with Mr. Hand for the purpose of exploring various alternative transactions, but was unsuccessful. On October 5, 2005, Teck retained financial advisors to assist it in evaluating a possible acquisition of Inco. On October 7, 2005, Mr. Lindsay again attempted by telephone to arrange a meeting with Mr. Hand to discuss a potential acquisition transaction. Mr. Hand offered to meet with Mr. Lindsay on October 12, 2005.

        On October 11, 2005, Inco and Falconbridge jointly announced that they had entered into a support agreement providing for an offer by Inco to acquire all the outstanding common shares of Falconbridge on the basis of $34.00 in cash per Falconbridge share or 0.6713 of an Inco share and $0.05 in cash per Falconbridge share.

        On October 19, 2005, Mr. Lindsay met with the Chief Executive Officer of Xstrata, Mr. Mick Davis, to discuss possible transactions involving Inco and Falconbridge.

        Between October 24 and November 21, 2005, exploratory discussions took place between senior management of Teck, senior management of Xstrata and their respective legal and financial advisors regarding the potential for an arrangement between Teck and Xstrata in the event of Teck's acquisition of Inco and Xstrata's acquisition of Falconbridge. No arrangement or understanding was reached between the parties. Teck has had no subsequent discussions with Xstrata concerning Inco or Falconbridge.

        Concurrently with its discussions with Xstrata, Teck began preparing, with its legal and financial advisors, for the public announcement of an offer for Inco. On November 21, 2005, the board of directors of Teck decided not to proceed with an offer at that time.

        On December 9, 2005, Mr. Lindsay met with Mr. Hand. Mr. Hand said that he understood that Teck had been considering an offer for Inco. Mr. Lindsay confirmed that Teck had seriously considered, but had decided not to proceed with, such a transaction.

        By letter dated February 10, 2006, Teck's Chairman, Dr. Keevil, wrote to David O'Brien, a director of Inco, and to Mr. Hand, expressing Teck's continued willingness to discuss a potential combination of Teck and Inco, should Inco's transaction with Falconbridge not proceed. On February 21, 2006, Mr. Hand replied to this letter, stating that Inco was fully committed to its acquisition of Falconbridge.

        On February 22, 2006, Inco wrote to Teck concerning Canadian Patent No. 200,221,930 (the "930 Patent") issued to Cominco Engineering Services Ltd. ("CESL"), a wholly-owned subsidiary of Teck, for an invention entitled "chloride assisted hydrometallurgical extraction of metal". The 930 Patent pertains to the CESL hydrometallurgical technology, and its issuance had been opposed by Inco. The February 22nd letter followed earlier correspondence between Teck and Inco relating to the CESL technology. In its February 22nd letter, Inco stated that none of it or its affiliates had infringed, currently infringed, or will infringe any of the claims of the 930 Patent. Inco nonetheless stated that if Teck could demonstrate to Inco's satisfaction that the CESL hydrometallurgical process can treat Voisey's Bay nickel concentrate to yield at least 97% nickel and copper extraction with less than 10% sulfur oxidation to sulphate, Inco would be prepared to enter into good faith negotiations with CESL to acquire license rights, at a royalty rate reflective of the real economic benefits to Inco associated with the use of CESL's patented technology.

        On February 27, 2006, Mr. Hand and Mr. Lindsay met at an industry conference. Mr. Hand referred to Dr. Keevil's February 10th letter and reaffirmed Inco's commitment to its proposed acquisition of Falconbridge. Mr. Lindsay advised Mr. Hand that Teck remained interested in a potential transaction with Inco but was not currently pursuing such a transaction.

        In late March, 2006, as a result of the ongoing significant strengthening of metals markets and Teck's perception that the regulatory delays preventing completion of the Inco/Falconbridge transaction were likely to be substantial, Teck began again to consider seriously a potential acquisition of Inco.

        On April 6, 2006, Mr. Lindsay sent a letter to Inco outlining Teck's view of the potential economic benefits arising from the use of the CESL technology at Inco's operations at Voisey's Bay and at Thompson, Manitoba. Teck indicated that its assessment of the publicly disclosed oxygen consumption figures for the Voisey's Bay hydrometallurgical facility suggested that Inco's currently planned process for the Voisey's Bay project is materially less efficient than the CESL process, and less efficient than the process publicly disclosed by Inco before the issuance of the 930 Patent. Teck confirmed that tests on Voisey's Bay nickel concentrate conducted prior to the acquisition of the Voisey's Bay property by Inco had achieved the 97% nickel and copper metal recoveries and the less than 10% sulfur oxidation to sulphate referred to in Inco's February 22nd letter. Teck proposed that, in order to assess whether its estimates of the economic benefits of the CESL technology were reasonable, CESL and Inco sign a reciprocal confidentiality agreement pursuant to which the parties could make full technical disclosure.

        On April 25, 2006, the board of directors of Teck received a briefing on the status of the proposed acquisition of Inco and authorized Teck management to work with its financial and legal advisors toward an offer.

        On April 28, 2006, the board of directors of Teck met first with Teck management and its legal and financial advisors, and then separately without Teck management (other than Mr. Lindsay) or its advisors, to assess further the proposed transaction.

        On May 1, 2006, the board of directors of Teck received a detailed briefing from Teck management on the proposed transaction. Teck's legal and financial advisors were present at the meeting.

        On May 4, 2006, Mr. Hand replied to Mr. Lindsay's April 6, 2006 letter concerning CESL. In his reply, Mr. Hand advised that Inco rejected any suggestion or assertion that its pressure oxidation leach process infringes the 930 Patent. In addition, Mr. Hand indicated that Inco does not share Teck's assessment of the potential value of the CESL process to either its Voisey's Bay or Thompson operations. Mr. Hand did propose that Teck make full technical disclosure of the CESL process to Inco, but declined to make any disclosure of the Inco process to Teck. Teck concluded that it is not prepared to pursue discussions with Inco concerning the CESL technology on that basis.

        On May 7, 2006, the board of directors of Teck received an update from Teck management and its legal and financial advisors and determined to proceed with the Offer.

        On May 8, 2006, Teck issued a press release announcing its intention to make the Offer.

        Subsequent to Teck's announcement of its intention to make the Offer, between May 8, 2006 and May 11, 2006, Mr. Lindsay had contact on a number of occasions with Mr. Hand and with Mr. Derek Pannell, the Chief Executive Officer of Falconbridge, in an effort to maintain open lines of communication between the parties.

        On May 13, 2006, Inco and Falconbridge announced that Inco intended to increase its offer to acquire all of the outstanding shares of Falconbridge by $5.00 per share in cash, and that they had amended the Inco/Falconbridge Support Agreement to increase the break fee provided for in that agreement to U.S.$450 million.

        Since May 11, 2006, Mr. Lindsay has had no communication with either Mr. Hand or Mr. Pannell.

        On May 17, 2006, Xstrata announced an all-cash offer to acquire the outstanding shares of Falconbridge not already owned by it for $52.50 per share.

4.     Strategic Rationale for the Proposed Combination

        Teck believes that the successful completion of the Offer and subsequent combination of Teck and Inco will create significant benefits and opportunities that will allow the combined company to better serve its customers, provide it with enhanced financial and other resources and enable it to better compete in the global metals and mining industry than either company could alone. The board of directors of Teck considered the following key factors in deciding to proceed with the Offer:

        Creation of a World-Class Canadian Metals and Mining Company — The combination of Teck and Inco will create the largest North American diversified metals and mining company and one of the world's largest diversified metals and mining companies, with an enterprise value in excess of $30 billion. The combined company will enjoy industry-leading positions, in terms of mine production, in nickel, zinc and metallurgical coal, and will be a significant producer of copper, gold, silver, cobalt, platinum group metals, indium, molybdenum and various specialty metals.

        Value Creation for all Shareholders — Teck believes the transaction will create value for shareholders of both Teck and Inco. From an Inco shareholder perspective, as of the date of the announcement of the Offer, the Offer represents a premium of 27.8% over the volume-weighted average trading price of the Inco Shares on the TSX for the 30 trading days ended May 5, 2006. From a Teck shareholder perspective, based on Teck management's estimates, the acquisition of Inco is expected to be accretive to cash flow and earnings of the combined company. Earnings accretion is more difficult to assess than cash flow accretion, as it will depend on the purchase accounting applicable to the combination, which Teck cannot fully assess based on publicly available information. Based on Teck's current dividend policy, which Teck expects to maintain for the combined company, Inco shareholders will receive higher dividends than the dividends they currently receive on their Inco Shares.

        Diversification of Metals — The combined company should feature enhanced production. If the combination of Teck and Inco had occurred on January 1, 2006, Teck's revenue on a pro-forma basis for the three months ended March 31, 2006 would have been derived approximately 38% from nickel, 19% from copper, 14% from zinc, 12% from coal and 17% from all other commodities. On a stand-alone basis, Teck's revenues for the same time period were derived approximately 27% from zinc, 26% from copper, 23% from coal, and 24% from all other commodities.

        Enhanced Platform and Flexibility for Future Growth — Due to its increased size and diversification, the combined company should have greater flexibility and financial resources to pursue future growth opportunities than either Teck or Inco would have alone. In particular, the increased size of the combined company and its larger number of material operations should reduce overall enterprise exposure to certain risks, including operating, geopolitical and financial risks, inherent from any specific operation or development project (both so-called brownfield and greenfield) and/or jurisdiction (such as developing economies). In addition, the combined company should be better positioned to compete for acquisition opportunities, which has become increasingly important as the global metals and mining industry continues to consolidate.

        Growth Projects — The combined company will have significant growth projects available for future investment and development, including Inco's nickel-cobalt project at Goro in New Caledonia, Teck's Fort Hills oil sands project in Alberta and Inco's nickel project at Bahodopi on the island of Sulawesi, Indonesia. The combined company will have an extensive portfolio of long-life, low-cost assets, a well-sequenced growth profile and substantial capacity to fund large-scale growth projects internally from its cash generation potential.

        Synergies — As a result of the combination of Teck and Inco, Teck expects to realize a number of opportunities to improve efficiencies and reduce costs of the combined entity. Teck has set an initial target for synergies of at least $150 million per year. Teck believes that significant synergies can be realized through reductions in general and administrative costs. The portfolio of Canadian assets of the combined entity should also create opportunities for tax synergies. Teck believes that it can achieve a significant portion of Inco's estimate of potential savings in Sudbury, Ontario by extending Teck's long history of successfully partnering with Falconbridge. Although discussions with Falconbridge have not occurred, following the combination of Teck and Inco, Teck anticipates being able to settle acceptable arrangements with Falconbridge to realize, of the initial target for synergies referenced above, at least $75 million of annual savings early on, and more over time, at Sudbury, Ontario.

        Use of Teck's CESL Technology on Inco's Nickel Properties — Teck may be able to use its patented hydrometallurgical nickel and copper refining technology, known as the CESL process, at Inco's operations in Voisey's Bay, Newfoundland and Labrador, and Thompson, Manitoba. Teck has produced cathode nickel with the CESL process using Voisey's Bay ore. In addition, the CESL technology has the potential to address anticipated air emissions limitations at Thompson. Teck believes that potential cost savings in the several hundreds of millions of dollars may be realized from the application of the CESL technology at Inco's properties.

        These anticipated benefits are based on various assumptions and are subject to various risks. See "Cautionary Statement Regarding Forward-Looking Information" above and Section 6 of this Circular, "Business Combination Risks — Risk Factors Related to the Offer".

5.     Purpose of the Offer and Teck's Plans for Inco

Purpose of the Offer

        The purpose of the Offer is to enable Teck to acquire all of the Inco Shares. If the conditions of the Offer are satisfied or waived and Teck takes up and pays for the Inco Shares validly deposited under the Offer, Teck intends to acquire any Inco Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Inco Share at least equal in value to the consideration paid by Teck per Inco Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Inco Shares acquired by the Offeror pursuant to the Offer. Although Teck intends to propose either a

Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in Teck's ability to effect such a transaction, information subsequently obtained by Teck, changes in general economic or market conditions or in the business of Inco, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, Teck reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described herein. See Section 7 of this Circular, "Acquisition of Inco Shares Not Deposited".

Plans for Teck and Inco following the Completion of the Offer

        If the Offer is accepted and Teck acquires all of the outstanding Inco Shares, Teck intends to conduct a review of Inco and its assets, operations, management and personnel, to determine the changes necessary to integrate the operations and management of Inco into the operations and management of Teck as soon as possible after the Offer is completed. Teck intends to operate the combined company from its head office in Vancouver, British Columbia.

Treatment of Inco Options, Inco Warrants, Inco Convertible Debentures and Teck Exchangeable Debentures

        The Offer is made only for Inco Shares and is not made for any Inco Options, Inco Warrants, Inco Convertible Debentures, Teck Exchangeable Debentures or other rights (other than Rights) to acquire Inco Shares. Any holder of such Inco Options, Inco Warrants, Inco Convertible Debentures or Teck Exchangeable Debentures or other rights to acquire Inco Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, convert or exchange their Inco Options, Inco Warrants, Inco Convertible Debentures, Teck Exchangeable Debentures or other rights in order to obtain certificates representing Inco Shares that may be deposited in accordance with the terms of the Offer.

        If any holder of Inco Options does not exercise such Inco Options prior to the Expiry Time, such Inco Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction an option to acquire Inco Shares will become an option or right to acquire a number of Teck Subordinate Voting Shares, as determined in accordance with the terms of the Inco Options.

        If any holder of Inco Warrants does not exercise such Inco Warrants prior to the Expiry Time, such Inco Warrants will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction.

        If any holder of Inco Convertible Debentures does not convert such Inco Convertible Debentures prior to the Expiry Time, such Inco Convertible Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction.

        If any holder of Teck Exchangeable Debentures does not exchange such Teck Exchangeable Debentures prior to the Expiry Time, such Teck Exchangeable Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction.

        See Section 7 of this Circular, "Acquisition of Inco Shares Not Deposited".

        The tax consequences to holders of Inco Options, Inco Warrants, Inco Convertible Debentures or Teck Exchangeable Debentures of exercising or not exercising their Inco Options or Inco Warrants, converting or not converting their Inco Convertible Debentures or exchanging or not exchanging their Teck Exchangeable Debentures are not described in Section 18 of this Circular, "Certain Canadian Federal Income Tax Considerations", or Section 19 of this Circular, "Certain United States Federal Income Tax Considerations". Holders of Inco Options, Inco Warrants, Inco Convertible Debentures and Teck Exchangeable Debentures should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Inco Options or Inco Warrants or to convert or not convert their Inco Convertible Debentures or to exchange or not exchange their Teck Exchangeable Debentures.

        After completion of the Offer, Teck intends to use its reasonable efforts to maintain the listing of Inco Warrants that are currently listed on the TSX and NYSE until August 10, 2006, when the Inco Warrants expire.

6.     Business Combination Risks

Risk Factors Related to the Offer

        The combination of Teck with Inco is subject to certain risks, including the following:

Shareholders who elect the Share Alternative and receive Teck Subordinate Voting Shares and Shareholders who elect the Cash Alternative and receive Teck Subordinate Voting Shares as a result of pro ration, will receive Teck Subordinate Voting Shares based on a fixed exchange ratio that will not reflect market price fluctuations. Consequently, the Teck Subordinate Voting Shares issued under the Offer may have a market value lower than expected. In addition, the value in local currency of the cash portion of the offered consideration will fluctuate for non-Canadian Shareholders.

        The Offeror is offering to purchase Inco Shares on the basis of, at the election of the Shareholder, $78.50 in cash for each Inco Share or 0.9776 of a Teck Subordinate Voting Share and $0.05 in cash for each Inco Share, subject to pro ration. Even if Shareholders do not elect the Share Alternative, they may receive Teck Subordinate Voting Shares as a result of the pro ration mechanics described in the Offer. In light of the total amount of cash available under the Offer relative to the size of the Offer, it is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Inco Shares. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Teck Subordinate Voting Shares, the market values of the Teck Subordinate Voting Shares and the Inco Shares at the time of a take-up of Inco Shares under the Offer may vary significantly from the values at the date of this Offer and Circular or the date that Shareholders tender their Inco Shares. Moreover, currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of this Offer and Circular or the date that non-Canadian Shareholders tender their Inco Shares. These changes may significantly affect the value of the consideration received for tendered Inco Shares by non-Canadian Shareholders or Shareholders who elect to receive cash payment in U.S. dollars.

The integration of Teck and Inco may not occur as planned.

        The Offer has been made with the expectation that its successful completion will result in cost savings and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether Teck and Inco's operations can be integrated in an efficient and effective manner. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Inco's operations after completion of the Offer could be adversely affected if the combined company cannot retain selected key employees to assist in the integration and operation of Inco and Teck.

The Offer is conditional upon, among other things, the receipt of consents and approvals from governments that could delay completion of the Offer or impose conditions on Teck and Inco that could result in an adverse effect on the business or financial condition of Teck.

        The Offer is conditional upon, among other things, Teck having obtained any approvals, consents and clearances required or deemed appropriate by Teck under applicable competition, merger control, antitrust or other similar laws, including the expiration or earlier termination of the waiting period under the HSR Act. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operations of Teck.

        Certain jurisdictions throughout the world could claim jurisdiction under their competition or antitrust laws in respect of the acquisition of Inco by Teck that have the potential to affect their domestic marketplace. There can be no assurance that investigations or proceedings, whether by governmental authorities or private parties, will not be initiated under such laws and, if initiated, will not have a material adverse effect on the completion of the Offer or the operations of Teck or Inco.

Change of control provisions in Inco's agreements triggered upon the acquisition of Inco may lead to adverse consequences.

        Inco may be a party to agreements that contain change of control provisions that may be triggered following completion of the Offer, since the Offeror will hold Inco Shares representing a majority of the voting rights of Inco. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Inco's results of operations and financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined company. Teck's acquisition of Inco Shares pursuant to the Offer would constitute a change of control for purposes of the Inco Convertible Debentures.

The Offeror may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of projects.

        If there are significant delays in the completion of projects and when they commence producing on a commercial and consistent scale, and/or their capital and/or operating costs are significantly higher than estimated, these events could have a significant adverse effect on the Offeror's results of operations, cash flow from operations and financial condition.

The combination of Teck and Inco may not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction.

        In order for Teck to acquire all of the issued and outstanding Inco Shares, it is likely to be necessary, following the completion of the Offer, for Teck or an affiliate of Teck to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Inco Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Inco Shares. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Inco Shares, which could result in Teck being required to make a very substantial cash payment that could have a material adverse effect on Teck's financial position and its liquidity.

After the consummation of the Offer, Inco would become a majority-owned subsidiary of Teck and Teck's interest could differ from that of the remaining minority Shareholders.

        After the consummation of the Offer, Teck will have the power to elect the directors of Inco, appoint new management, approve certain actions requiring the approval of Shareholders, including adopting certain amendments to Inco's constating documents and approving mergers or sales of Inco's assets. In particular, after the consummation of the Offer, Teck intends to integrate Inco and Teck, by merger or other transaction whereby the operations of Inco and Teck are combined. Teck's interests with respect to Inco may differ from, and conflict with, those of any remaining minority Shareholders.

Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the trading liquidity for Inco Shares not deposited under the Offer will be reduced, which may affect the price of the Inco Shares and the ability of a Shareholder to dispose of their Inco Shares.

        If the Offer is successful, the liquidity and market value of the remaining Inco Shares held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. Depending upon the number of Inco Shares acquired pursuant to the Offer, following the completion of the Offer the Inco Shares may no longer meet the TSX and/or NYSE requirements for continued listing. Additionally, to the extent permitted under applicable law and stock exchange regulations, Teck intends to seek to cause the delisting of the Inco Shares on such exchanges.

        If the TSX and/or the NYSE were to delist the Inco Shares, the market for the Inco Shares could be adversely affected. Although it is possible that the Inco Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges, or through the National Association of Securities Dealers, Inc. Automated Quotations System or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Inco Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Inco Shares remaining at such time, the interest in maintaining a market in the Inco Shares on the part of securities firms and the possible termination of registration of the Inco Shares under the U.S. Exchange Act. If such registration is terminated, Inco could cease filing periodic reports with the SEC, which could further impact the value of the Inco Shares. If Inco Shares are delisted and Inco ceases to be a "public corporation" for the purposes of the Tax Act, Inco Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans. Delisting can also have adverse tax consequences to non-resident holders of Inco Shares, as described in Section 18 of this Circular, "Certain Canadian Federal Income Tax Considerations".

The exchange of Inco Shares pursuant to the Offer may be a taxable transaction for U.S. Shareholders.

        The treatment of an exchange pursuant to the Offer for U.S. federal income taxes is uncertain, and depends, in part, on factors not within a Shareholder's control. Unless Inco amalgamates into a subsidiary of Teck in accordance with the provisions of the CBCA and certain other requirements are met, the exchange pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, and a U.S. resident Shareholder will recognize gain or loss on the exchange in an amount equal to the difference between (i) the sum of the fair market value of the Teck Subordinate Voting Stock, the fair market value of Canadian currency and the amount of U.S. dollars received and (ii) its adjusted tax basis in the Inco Shares surrendered. If Inco amalgamates with a subsidiary of Teck in accordance with the provisions of the CBCA and certain other requirements are met, then, although there is limited authority and thus substantial uncertainty, the exchange of Inco Shares pursuant to the Offer should qualify as a part of a tax-deferred reorganization under section 368(a) of the Code (as defined in the Glossary), in which event a U.S. resident Shareholder (other than a Shareholder that receives only cash) would only recognize gain to the extent of U.S. or Canadian currency received but would not recognize any loss. Shareholders should review the more detailed information under Section 19 of this Circular, "Certain United States Federal Income Tax Considerations".

Inco is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates, and if the Offer is successful, Teck may be exposed to increased environmental costs and liabilities given Inco's operations.

        Inco is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Environmental matters cannot be predicted with certainty and, in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites could result in increased environmental costs and liabilities that could have a material adverse effect on Teck's financial position and results of operations.

Teck has not been given an opportunity to verify the reliability of the information regarding Inco included in, or which may have been omitted from, this Circular.

        Teck has relied on publicly available information about Inco in connection with the information provided herein. Any inaccuracy in Inco's publicly available information contained in this Circular could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies, or adversely affect the operational plans of the combined company and its results of operations and financial condition.

Shareholders of Inco will realize dilution of their interest.

        Teck will be issuing (on a fully diluted basis giving effect to the Inco Shares, Inco Options, Inco Warrants and Inco Convertible Debentures disclosed by Inco to be outstanding on March 31, 2006) up to a maximum of 143,082,936 Teck Subordinate Voting Shares under the Offer, which would result in Teck having a total of 342,590,649 Teck Subordinate Voting Shares outstanding. As a result of this issuance, the Shareholders' ownership interest in the combined company will be diluted, relative to their current ownership interest in Inco. Based on the above, the Shareholders will hold approximately 41.8% of the Teck Subordinate Voting Shares and approximately 41.2% of the total number of Teck Subordinate Voting Shares and Teck Class A Shares of Teck outstanding upon the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. Based on the Teck Pro Forma Consolidated Financial Statements attached hereto as Annex A, the basic earnings per share for the three month period ended March 31, 2006 for the combined company will be $1.79 per share, compared to the basic earnings per share for Inco for the three-month period ended March 31, 2006 of U.S.$1.05 per share.

The issuance of a significant number of Teck Subordinate Voting Shares and a resulting "market overhang" could adversely affect the market price of Teck Subordinate Voting Shares after completion of the Offer.

        If all of the Inco Shares are tendered to the Offer, up to an additional 143,082,936 Teck Subordinate Voting Shares will be available for trading in the public market. This significant increase in the number of Teck Subordinate Voting Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Teck Subordinate Voting Shares. Moreover, in the event that any Shareholder holding a significant percentage of Inco Shares tenders its Inco Shares to the Offer in exchange for Teck Subordinate Voting Shares, such Shareholder will hold a significant percentage of Teck Subordinate Voting Shares after such take-up. The potential that such a Shareholder may sell its Teck Subordinate Voting Shares in the public market (commonly referred to as "market overhang"), as well as any actual sales of such Teck Subordinate Voting Shares in the public market, could adversely affect the market price of the Teck Subordinate Voting Shares.

The provisions of Teck's Class A Common Shares may limit your ability to influence corporate matters and may impede a change of control of Teck.

        Each Teck Class A Share has one hundred votes per share and each Teck Subordinate Voting Share has one vote per share. Because of this dual class structure, holders of Teck Class A Shares will be able to control certain matters submitted to our shareholders for approval even if they own less than 50% of the sum of all outstanding Teck Class A Shares and all outstanding Teck Subordinate Voting Shares. This concentrated control may limit the ability of holders of Teck Subordinate Voting Shares to influence corporate matters, including with regard to any proposed change of control of Teck and, as a result, Teck may take actions that holders of Teck Subordinate Voting Shares do not view as beneficial. As a result, the market price of Teck Subordinate Voting Shares could be adversely affected.

The enforcement of shareholder rights by Shareholders resident in the United States may be adversely affected by the combination of Inco and Teck.

        The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Inco and Teck are organized under the laws of Canada and have locations and assets in foreign countries, and that some of the Inco and Teck officers and directors, some of the experts named in this Offer and Circular and the Canadian Dealer Managers are residents of countries other than the United States.

Teck's debt rating may be downgraded.

        In connection with Teck's public announcement of the Offer on May 8, 2006, various credit rating agencies have issued press releases stating that Teck's ratings would be placed under review for possible downgrade. A downgrade of Teck's ratings could raise liquidity concerns, reduce Teck's flexibility in accessing a broad array of funding sources and increase Teck's costs of borrowing, which could result in Teck's inability to secure new financing or affect Teck's ability to make payments on outstanding debt instruments and comply with other existing obligations, any of which could have a material adverse effect on Teck's financial position, results of operations and liquidity.

Additional Risk Factors Relating to Teck

        Teck's mining operations are subject to the normal risks of mining, and its profits are subject to numerous factors beyond Teck's control. Shareholders should carefully consider the risk factors discussed in this Circular and the documents incorporated herein by reference, including the risk factors discussed below:

Teck faces risks inherent in the mining and metals business.

        The mining and metals business is inherently risky. Few properties that are explored are ultimately developed into producing mines.

        Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems and flooding. Teck's Trail metallurgical operations, concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.

        Teck's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to Teck or to other companies within the industry. In addition, Teck's insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on Teck's business.

        Over 4,500 of Teck's approximately 7,100 employees are employed under collective bargaining agreements. The collective bargaining agreement at the Elk Valley Coal Partnership's Elkview mine has expired and the collective agreements at the Antamina and Highland Valley mines are scheduled to expire in July 2006 and September 2006, respectively. Teck is negotiating a collective agreement at the Red Dog mine. Teck could be subject to labour unrest or other labour disturbances as a result of the failure of these negotiations, or at Teck's other operations, which could, while ongoing, have a material adverse effect on Teck's business.

Fluctuations in the market price of base metals, specialty metals, metallurgical coal and gold may significantly affect the results of Teck's operations.

        The results of Teck's operations are significantly affected by the market price of base metals, specialty metals, metallurgical coal and gold which are cyclical and subject to substantial price fluctuations. Teck's earnings are particularly sensitive to changes in the market price of zinc, metallurgical coal and copper. Market prices can be affected by numerous factors beyond Teck's control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for Teck's existing products, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below Teck's cash costs of production and remain at such levels for any sustained period, Teck could determine that it is not economically feasible to continue commercial production at any or all of its mines.

        Although Teck's general policy is not to hedge its mineral production, from time to time Teck may undertake hedging programs in specific circumstances, with an intention to reduce the risk of a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of Teck's business. There are, however, risks associated with hedging programs including, among other things, an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter party risks and production interruption events. Prices of diesel fuel and electricity also fluctuate and these fluctuations affect the costs of production at various operations.

        Teck does not hedge its exposure to changes in the price of metallurgical coal.

Teck faces risks associated with the Fort Hills Project.

        The Fort Hills Project is at an early stage of development. Petro-Canada, as project operator, in consultation with UTS Energy Corporation and Teck, will be responsible for further definition of the scope and parameters of the project and its design and development. There can be no assurance that the development or construction activities will commence in accordance with current expectations or at all. Construction and development of the project is subject to numerous risks, including, without limitation:

  •
  risks resulting from the fact that the Fort Hills Project is at an early stage of development and therefore is subject to development and construction risks, including the risk of cost overruns and delays in construction, and technical and other problems;

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  risks associated with delays in obtaining, or resulting from conditions imposed by, regulatory approvals;

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  risks associated with obtaining necessary amendments to existing regulatory approvals and additional regulatory approvals which will be required;

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  risks of significant fluctuation in prevailing prices for oil, other petroleum products and natural gas, which may affect the profitability of the project;

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  risks resulting from the fact that Teck will be a minority partner in the Fort Hills Partnership and certain major decisions with respect to project design and construction may be made without Teck's consent;

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  risks associated with litigation, including an application for leave to appeal to the Supreme Court of Canada in respect of an application for judicial review of the scoping decision of the Minister of Fisheries and Oceans regarding an application for an authorization under the Fisheries Act (Canada) for the Fort Hills Project; and

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  risks resulting from dependence on third parties for services and utilities for the project.

Teck's acquisition of properties may be affected by competition from other mining companies.

        Because the life of a mine is limited by its ore reserves, Teck is continually seeking to replace and expand its reserves through the exploration of its existing properties as well as through acquisitions of interests in new properties or of interests in companies which own such properties. Teck encounters strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should such properties become available to Teck.

Teck faces competition in product markets.

        The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of such minerals. Teck must sell base metals, metal concentrates, by-product metals and concentrate, metallurgical coal and gold at prices determined by world markets over which Teck has no influence or control. Teck's competitive position is determined by its costs in comparison to those of other producers in the world. If Teck's costs increase due to its locations, grade and nature of ore bodies, or its operating and management skills, Teck's revenues or profits may be adversely affected. Teck has to compete with larger companies that have greater assets and financial and human resources than Teck, and which may be able to sustain larger losses than Teck to develop or continue business.

Teck may face restricted access to markets in the future.

        Access to Teck's markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which Teck is aware that do, or could, materially affect Teck's access to certain markets, there can be no assurance that Teck's access to these markets will not be restricted in the future.

Teck's mineral reserves and resource estimates may prove to be incorrect.

        Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. Teck estimates its mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards.

        Estimates of reserves and resources for oil and gas reporting purposes are not comparable to mineral reserve and resource estimates.

        The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because this Circular has been prepared in accordance with Canadian disclosure requirements, this Circular incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

        Teck's mineral reserves and resources are estimated by persons who are employees of the respective operating company for each of Teck's operations under the supervision of Teck's employees. These individuals are not "independent" for purposes of applicable securities legislation. Teck does not generally use outside sources to verify mineral reserves or resources.

        The mineral and oil and gas reserve and resource figures incorporated in this Circular are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve estimates to be modified or operations to be unprofitable in any particular fiscal period.

        There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

There are differences in U.S. and Canadian practices for reporting mineral reserves and resources.

        Teck's mineral reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as Teck reports mineral reserves and resources in accordance with Canadian practices. These practices are different from the practices used to report mineral reserve and resource estimates in reports and other materials filed with the SEC. Among other differences, Canadian rules allow companies to report measured, indicated and inferred resources. In the United States, mineral resources as reported by Canadian issuers may not be disclosed. Shareholders are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Furthermore, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Accordingly, information concerning descriptions of mineralization and resources contained in this Offer and Circular, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Currency fluctuations may affect Teck's operating results and cash flow.

        Teck's operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of Teck's operating costs are incurred in Canadian and other currencies and most revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, Teck enters into limited foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on Teck. In addition, foreign exchange contracts expose Teck to the risk of default by the counterparties to such contracts, which could have a material adverse effect on Teck's business.

Teck may be adversely affected by interest rate changes.

        Teck's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage Teck's liquidity and capital requirements and to fund the cash portion of the Offer. Teck has incurred indebtedness that bears interest at fixed and floating rates, and Teck has entered into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that Teck will not be materially adversely affected by interest rate changes in the future. In addition, Teck's use of interest rate swaps exposes Teck to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on Teck's business.

Changes in environmental laws may have a material effect on Teck.

        Environmental legislation affects nearly all aspects of Teck's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from Teck's existing operations, but from operations that have been closed or sold to third parties. Teck's historical operations have generated significant environmental contamination. There can be no assurances that Teck will at all times be in compliance with all environmental regulations or that steps necessary to achieve compliance would not materially adversely affect Teck's business.

        Environmental laws and regulations are evolving in all jurisdictions where Teck has activities. Teck is not able to determine the specific impact that future changes in environmental laws and regulations may have on Teck's operations and activities, and its resulting financial position; however, Teck anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Teck. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Aboriginal title claims may affect Teck's existing operations as well as development projects and future acquisitions.

        Recent Canadian jurisprudence requires governments to consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. This may affect Teck's ability to acquire within a reasonable time frame effective mineral titles in some parts of Canada, particularly British Columbia, in which aboriginal title is claimed. The risk of unforeseen aboriginal title claims also exists in foreign jurisdictions and also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect Teck's ability to expand or transfer existing operations or to develop new projects.

Teck operates in foreign jurisdictions and faces added risks and uncertainties due to different economic, cultural and political environments.

        Teck's business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavorable political climate may make it difficult for Teck to obtain financing for projects in some countries.

Teck is subject to legal proceedings, the outcome of which may affect its business.

        The nature of Teck's business subjects it to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of Teck's business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on Teck's business.

        Teck is subject to two potentially material legal proceedings: a citizens' suit brought by two members of the Colville Confederated Tribes of the Colville Reservation (the "Tribes") and supported by the State of Washington to enforce a universal administrative order issued by the U.S. Environmental Protection Agency in relation to Lake Roosevelt; and a multi-jurisdictional, industry-wide investigation by competition authorities involving major copper concentrate producers, including Highland Valley Copper Partnership ("HVC"). These matters are described below.

        The Colville suit was brought pursuant to Section 310(a)(i) of the U.S Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency ("EPA") purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with TCML during which TCML offered to fund human health and ecological studies, at an estimated cost of U.S.$13 million, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. TCML has the view that the EPA does not have jurisdiction to apply U.S. law in Canada. On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss the suit for want of jurisdiction. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal and the District Court entered a stay of proceedings pending the appeal. In September 2005, the State of Washington and the Tribes filed motions to lift the stay of proceedings in District Court, to add the Tribes as an additional plaintiff and to file an amended complaint adding the State's and the Tribe's claims for natural resource damages and cost recovery under CERCLA. On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the U.S. Resource Conservation and Recovery Act seeking injunctive relief and costs. Teck has filed its brief with the U.S. Federal Court of Appeals for the 9th Circuit and the Government of Canada, the Mining Association of Canada, the Canadian Chamber of Commerce, the U.S. Chamber of Commerce and the U.S. National Mining Association have filed amicus briefs in support of Teck's position. Oral argument was heard on December 5, 2005 in Seattle, Washington, and the Court reserved judgment.

        The Government of Canada and the Government of the United States are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

        There can be no assurance that the amount offered by TCML to fund the studies will be sufficient or any offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

        In an unrelated matter, TCML, as the marketing agent for HVC, has responded to an order issued by the Federal Court of Canada pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. Teck understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers commenced in Canada, the United States and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. Teck has been advised by the United States Department of Justice that it has closed its investigation. Teck has also been advised by the European Commission ("EC") that they did not find any grounds to proceed with the investigation and have closed their file on the copper case. Teck is co-operating in the continuing investigation in Canada. There can be no assurance that the investigation will not result in further regulatory action against Teck or HVC in Canada or that Teck or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. Teck can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.

        In assessing the Offer, Shareholders should also carefully review the risks described in the Offeror's annual information form dated March 1, 2006 filed with the Canadian provincial securities regulatory authorities and the SEC. In addition, Inco may be subject to risks that are not applicable or material to the Offeror at the present time, but that may apply to the combined company. Risk factors relating to Inco can be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risks and Uncertainties" in Inco's annual report on Form 10-K dated March 16, 2006 filed with the Canadian provincial securities regulatory authorities and the SEC and available at www.sedar.com and www.sec.gov.

7.     Acquisition of Inco Shares Not Deposited

        It is the Offeror's intention that if it takes up and pays for Inco Shares deposited under the Offer, it will enter into one or more transactions to enable Teck or an affiliate of Teck to acquire all Inco Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

        If, within 120 days after the date of the Offer, the Offer is accepted by Shareholders holding not less than 90% of the issued and outstanding Inco Shares (calculated on a fully diluted basis), other than Inco Shares held at the date of the Offer by or on behalf of Teck or an affiliate or associate of Teck (as defined in the CBCA), and Teck acquires such deposited Inco Shares, then Teck intends to acquire the Inco Shares not deposited under the Offer on the same terms as the Inco Shares acquired under the Offer pursuant to either the provisions of section 206 of the CBCA (a "Compulsory Acquisition") or pursuant to a Subsequent Acquisition Transaction.

        To exercise its statutory right of Compulsory Acquisition, Teck must give notice (the "Offeror's Notice") to each holder of Inco Shares who did not accept the Offer (and each person who subsequently acquires any such Inco Shares) (in each case, a "Dissenting Offeree") and the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days following the termination of the Offer and 180 days following the date of the Offer. Within 20 days after having given the Offeror's Notice, Teck must pay or transfer to Inco the consideration Teck would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates evidencing the Inco Shares held by such Dissenting Offeree to Inco and must elect either to transfer such Inco Shares to Teck on the terms on which Teck acquired Inco Shares under the Offer or to demand payment of the fair value of the Inco Shares by so notifying Teck. If the Dissenting Offeree fails to notify Teck within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Inco Shares to Teck on the same terms (including the value of the Offer consideration) on which Teck acquired the Inco Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of its Inco Shares, Teck may apply to a court having jurisdiction to hear the application to fix the fair value of the Inco Shares of that Dissenting Offeree. If Teck fails to apply to such court within 20 days after it made the payment or transferred the consideration to Inco, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by the Dissenting Offeree or Teck within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Inco Shares to Teck on the same terms on which Teck acquired Inco Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Inco Shares could be more or less than the amount of the Offer consideration per Inco Share paid pursuant to the Offer.

        The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to Teck. The summary is not intended to be complete and is qualified in its entirety by the provisions of section 206 of the CBCA. Shareholders should refer to section 206 of the CBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of section 206 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206 of the CBCA should consult their legal advisors.

Compelled Acquisition

        If a Shareholder does not receive the Offeror's Notice, the Shareholder may, within 90 days after the date of the termination of the Offer, or if the Shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the Shareholder learns of the Offer, require the Offeror to acquire the Shareholder's Inco Shares on the terms of the Offer (a "Compelled Acquisition").

        The foregoing is a summary only of the right of Compelled Acquisition that may be available to a Shareholder and is qualified in its entirety by the provisions of section 206.1 of the CBCA. The provisions of section 206.1 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206.1 of the CBCA should consult their legal advisors.

Subsequent Acquisition Transaction

        If Teck takes up and pays for Inco Shares validly deposited under the Offer and the statutory right of Compulsory Acquisition described above is not available for any reason or Teck determines not to exercise such right, Teck intends to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Inco and Teck, or an affiliate of Teck, for the purpose of enabling Teck or an affiliate of Teck to acquire all Inco Shares not acquired pursuant to the Offer (a "Subsequent Acquisition Transaction"). Under such a Subsequent Acquisition Transaction, Inco may continue as a separate subsidiary of Teck following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Inco Shares acquired pursuant to the Offer. If Teck takes up and pays for 66 2/3% of the Inco Shares outstanding, on a fully-diluted basis, under the Offer, Teck will own sufficient Inco Shares to effect a Subsequent Acquisition Transaction. Teck reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

        Each type of Subsequent Acquisition Transaction described above would be a "business combination" under Rule 61-501 and a "going private transaction" under Policy Q-27. In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with Rule 61-501 or a "going private transaction" carried out in accordance with Policy Q-27, the "related party transaction" provisions of Rule 61-501 and Policy Q-27 will not apply to such transaction. Teck intends to carry out any such Subsequent Acquisition Transaction in accordance with Rule 61-501 and Policy Q-27, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of Rule 61-501 and Policy Q-27 will not apply to the "business combination" or the "going private transaction".

        Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (in this case, the Inco Shares), and subject to certain exceptions, any non-cash consideration being offered therefor (in this case, the Teck Subordinate Voting Shares) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, Teck intends to rely on an available exemption or to seek waivers pursuant to Rule 61-501 and Policy Q-27 from the OSC and the AMF, respectively, exempting Inco or Teck or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Rule 61-501 for certain business combinations, and under Policy Q-27 for certain going private transactions, completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value and is in the same form as the consideration that was received in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. Teck has provided such disclosure and expects that these exemptions will be available.

        Depending on the nature of the Subsequent Acquisition Transaction, Teck expects that the provisions of the CBCA will require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Inco Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by "minority" holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the "minority" holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than Teck and its directors and senior officers, any other person who is a "related party" of Teck within the meaning of Rule 61-501 and Policy Q-27, including, an affiliate or an insider of Teck, and any person acting jointly or in concert with any of the foregoing persons.

        However, Rule 61-501 and Policy Q-27 also provide that Teck may treat Inco Shares acquired pursuant to the Offer as "minority" shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction if, among other things, the consideration for each Inco Share in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid for Inco Shares pursuant to the Offer. Teck intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be of the same value and in the same form as the consideration paid to Shareholders under the Offer, and accordingly Teck intends to cause Inco Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

        In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, Teck and its affiliates are the registered holders of 90% or more of the Inco Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority shareholders.

        Rule 13e-3 under the U.S. Exchange Act is applicable to certain "going-private" transactions in the United States and may under certain circumstances be applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction. The Offeror believes that Rule 13e-3 should not be applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction unless the Compulsory Acquisition or the Subsequent Acquisition Transaction, as the case may be, is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Inco and certain information relating to the fairness of the Compulsory Acquisition or the Subsequent Acquisition Transaction, as the case may be, and the consideration offered to minority Shareholders be filed with the SEC and distributed to minority Shareholders before the consummation of any such transaction.

        The foregoing discussion of certain provisions of the U.S. Exchange Act is not a complete description of the U.S. Exchange Act or such provisions thereof and is qualified in its entirety by the reference to the U.S. Exchange Act.

        If Teck does not effect a Compulsory Acquisition, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, Teck will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Inco Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Inco, or taking no further action to acquire additional Inco Shares. Any additional purchases of Inco Shares could be at a price greater than, equal to or less than the value of the Offered Consideration to be paid for Inco Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Teck may sell or otherwise dispose of any or all Inco Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Teck, which may vary from the terms and the value of the Offered Consideration paid for Inco Shares under the Offer.

        Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Inco Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Inco Shares. The fair value of Inco Shares so determined could be more or less than the amount paid per Inco Share pursuant to the Subsequent Acquisition Transaction or the Offer.

        The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Sections 18 and 19 of this Circular, "Certain Canadian Federal Income Tax Considerations", and "Certain United States Federal Income Tax Considerations", respectively. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

8.     Judicial Developments

        Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts had in a few instances granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in both legislation and in Canadian jurisprudence has been toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

9.     Source of Offered Consideration

        Teck currently estimates that if it acquires all of the Inco Shares not already owned, directly or indirectly, by it or its affiliates (which for this purpose includes the Pledged Inco Shares) pursuant to the Offer and is required to pay the maximum amount of cash payable under the Offer, the total cash required to purchase such Inco Shares and pay related fees and expenses (including depositary solicitation printing, financial, legal and accounting expenses), will be approximately $6.4 billion.

        Teck intends to finance approximately $3.0 billion of the cash consideration in the Offer with cash on hand, and approximately $3.4 billion through a 12 month senior non-revolving bridge term loan credit facility (the "Facility") to be provided by Bank of Montreal and Merrill Lynch Capital Canada Inc. and certain other financial institutions (collectively, the "Lenders") pursuant to a binding commitment letter dated May 7, 2006 (the "Commitment Letter"). The proceeds to be made available in accordance with the Commitment Letter will be advanced directly to Teck for the purpose of financing the acquisition of the Inco Shares pursuant to the Offer. In addition to financing the acquisition of the Inco Shares pursuant to the Offer, the Facility may be used to repay indebtedness of Inco that is convertible into Inco Shares. The Facility is unsecured and will rank pari passu with all senior unsecured and unsubordinated debt of Teck. The Facility is guaranteed by TCML and provides that upon acquisition of all of the Inco Shares by Teck, Inco will become a guarantor of the Facility.

        All amounts advanced under the Facility will be repayable in full on the date which is 12 months following the first drawdown under the Facility. All amounts advanced may be prepaid without penalty, subject to usual breakage costs. However, there is mandatory prepayment of the Facility from the net proceeds of any capital market issuance of debt or equity by Teck or any of its affiliates.

        At the option of Teck, draws under the Facility may be made by way of Canadian dollar prime rate advances, Canadian dollar bankers' acceptances, U.S. dollar base rate advances and/or U.S. dollar London Interbank Offered Rate (LIBOR) advances. The Facility bears interest at rates customary for credit facilities of this type, with such interest rates varying depending on the rating of Teck's unsecured debt. The Facility is subject to fees at levels customary for credit facilities of this type and will include covenants, representations, warranties, conditions and events of default consistent with Teck's existing credit facilities and otherwise customary for loan facilities of this type.

        Affiliates of Bank of Montreal and Merrill Lynch Capital Canada Inc. (the "Arrangers") are entitled to syndicate the Facility to other financial institutions. Teck has agreed to pay the Arrangers customary fees for arranging the Facility.

        The obligations of the Lenders to make an advance under the Facility are subject, among other customary provisions, to: (i) the entering into of definitive agreements; (ii) all material filings having been made and all material governmental approvals having been obtained in respect of the Offer; and (iii) the Offer being consummated upon satisfaction of each of the conditions set forth in Section 2 of the Offer, "Conditions of the Offer", without amendment, waiver or termination thereof, except with the written consent of the Arrangers, which consent will not be unreasonably withheld or delayed. No determination by Teck of the satisfaction of certain conditions of the Offer may be made by Teck without the prior written consent of the Arrangers, which consent will not be unreasonably withheld or delayed. Advances under the Facility will also be subject to representations and warranties, covenants and events of default consistent with Teck's existing credit facilities and otherwise customary for loan facilities of this type.

        Teck intends to repay the Facility principally by refinancing in the bank market, but potentially by other means, including, but not limited to, internally generated cash, public and/or private debt offerings and potentially through the sale of assets.

        Teck has neither sought nor made alternative financing arrangements should the Facility not be available to it.

10.   Beneficial Ownership of and Trading in Securities of Inco

        No securities of Inco, including Inco Shares, are owned beneficially, directly or indirectly, nor is control or direction exercised over any securities of Inco, by Teck or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of Teck, (b) any Person holding more than 10% of any class of Teck's equity securities or (c) any Person acting jointly or in concert with Teck, except: Teck owns 8,943,800 Inco Shares or approximately 3.9% of the Inco Shares outstanding as of the date of the Offer on a fully diluted basis; J. Brian Aune, a director of Teck, owns, indirectly through Alderprise Inc., 6,000 Inco Shares; Jalynn H. Bennett, a director of Teck, owns, through accounts managed on a discretionary basis, 1,250 Inco Shares; JFI Holdings Ltd., a holding company owned by Joy Seyffert, the spouse of Warren S.R. Seyffert, a director of Teck, owns, through accounts managed on a discretionary basis, 165 Inco Shares; Keith E. Steeves, a director of Teck, owns 2,000 Inco Shares; John F.H. Thompson, an officer of Teck (together with his spouse Anne Thompson), owns 70 Inco Shares; and G. Leonard Manuel, an officer of Teck, owns 75 Inco Shares.

        During the 12 month period preceding the date of the Offer, no securities of Inco have been traded by Teck or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of Teck, (b) any Person holding more than 10% of any class of Teck's equity securities or (c) any Person acting jointly or in concert with Teck, except the purchases of Inco Shares by Teck on the Exchanges set out in the following table and the purchases and sales by certain directors and officers described below:

Trade Date	Nature of Trade	Number of Shares	Price Per Share ($) (including commission)(1)
August 26, 2005	Purchase	589,500	49.64
August 29, 2005	Purchase	616,100	49.54
August 30, 2005	Purchase	387,900	49.89
August 31, 2005	Purchase	656,100	49.90
September 1, 2005	Purchase	70,500	49.92
September 2, 2005	Purchase	104,300	50.76
September 2, 2005	Purchase	145,500	50.56
September 6, 2005	Purchase	200,000	50.97
September 7, 2005	Purchase	1,100	51.00
September 7, 2005	Purchase	2,000	50.93
September 7, 2005	Purchase	10,000	50.89
September 7, 2005	Purchase	10,000	50.94
September 7, 2005	Purchase	50,000	50.98
September 7, 2005	Purchase	64,100	50.84
September 7, 2005	Purchase	100,000	50.82
September 7, 2005	Purchase	200,000	51.01
September 7, 2005	Purchase	592,900	50.94

	TOTAL	3,800,000

(1)
Purchase prices for shares acquired on the NYSE have been converted to Canadian dollars at the exchange rates in effect on the dates of purchase.

        Robert J. Wright, a director of Teck, has a 50% interest in Edinglen Holdings Inc., BCE Place, 181 Bay Street, Suite 2500, Toronto, Ontario M5J 2T7, which has an account managed on a fully discretionary basis by C.A. Delaney Capital Management Ltd. ("Delaney Capital"). On February 16, 2006, Delaney Capital purchased for Edinglen Holdings Inc. 400 Inco Shares for $21,996.80. On March 3, 2006, Delaney Capital purchased an additional 400 Inco Shares for $23,393.92. Delaney Capital reports to Mr. Wright on a quarterly basis. As soon as Mr. Wright received the report for the quarter ending April 30, 2006, Mr. Wright instructed Delaney Capital to sell these shares which were disposed of immediately for a total of $51,364. All such Inco Shares were purchased and sold in ordinary course brokerage transactions through the facilities of the TSX or the NYSE.

        JFI Holdings Ltd., 15 Clarendon Avenue, Toronto, Ontario M4V 1H8, a holding company owned by Joy Seyffert, the spouse of Warren S.R. Seyffert, a director of Teck, has accounts managed on a fully discretionary basis by Standard Life Investments, which purchased 5 Inco Shares on June 7, 2005 for $246.65, sold 55 Inco Shares on September 16, 2005 for $2,834.15, sold 5 Inco Shares on November 18, 2005 for $269.15, purchased 5 Inco Shares on January 16, 2006 for $262.95, purchased 45 Inco Shares for $2,515.02 on February 14, 2006 and sold 165 Inco Shares on May 11, 2006 for $12,262.80. All such Inco Shares were purchased and sold in ordinary course brokerage transactions through the facilities of the TSX or the NYSE.

        Douglas H. Horswill, an officer of Teck, and his spouse, Vicki Horswill, have accounts managed on a fully discretionary basis by Canaccord Capital Corporation, which purchased an aggregate of 1,057 Inco Shares in 17 transactions at an average price of $50.99 per share and sold an aggregate of 1,629 Inco Shares in 35 transactions at an average price of $53.89 per share. All such Inco Shares were purchased and sold in ordinary course brokerage transactions through the facilities of the TSX.

        John F.H. Thompson, an officer of Teck (together with his spouse Anne Thompson), on September 15, 2005, sold, as part of a sale of a pooled investment, 5 Inco Shares for proceeds with respect to such Inco Shares of $261.85, in an ordinary course brokerage transaction through the facilities of the TSX.

        No Person named under this Section 10 of the Circular will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

11.   Prior Distributions of Inco Shares and Inco Dividend Policy

Prior Distributions

        Teck is not aware, based on publicly available information, of any distributions of Inco Shares since March 31, 2006, other than distributions of Inco Shares pursuant to the exercise of Inco Options and Inco Warrants and pursuant to the conversion of Inco Convertible Debentures. Pursuant to an offer to purchase all of the outstanding common shares of Falconbridge dated October 24, 2005, Inco has proposed to issue up to 200,702,404 Inco Shares.

        Based on publicly available information, in the past five completed fiscal years prior to the date hereof, Inco has issued Inco Shares from time to time pursuant to the exercise of Inco Options and Inco Warrants, pursuant to the conversion of Inco Convertible Debentures, pursuant to the conversion of Inco Preferred Shares Series E, and pursuant to Inco incentive plans. In addition, on April 17, 2003, all remaining outstanding former Diamond Fields Resources Inc. options held by one holder were exercised and upon exercise including payment of the total aggregate exercise price of U.S.$875,000, the holder received 485,471 Inco Shares with a value of U.S.$17 million and cash in an amount of U.S.$3 million in lieu of certain securities that had been called for redemption.

Dividend Policy

        According to Inco's Annual Report on Form 10-K for the year ended December 31, 2005, subject to the preferential rights of any prior ranking shares (of which none were issued and outstanding as of March 31, 2006), the holders of Inco Shares are entitled to such dividends as may be declared by the board of directors in its discretion out of funds legally available therefor. No dividend or other distribution on the Inco Shares shall be paid, and no Inco Share shall be acquired for value, unless dividends on any and all outstanding preferred shares have been paid for all past quarterly periods.

        Inco has not paid any dividends in respect of the Inco Shares in the preceding two years, other than as follows: On April 19, 2005, Inco announced that its board of directors had approved the reinstatement of a quarterly cash dividend of U.S.$0.10 per share on the Inco Shares beginning June 1, 2005. On February 7, 2006, Inco announced that this board of directors had increased the quarterly dividend to U.S.$0.125 per share effective for the dividend payable on March 1, 2006.

        According to Inco's Annual Report on Form 10-K for the year ended December 31, 2005, Inco's board of directors continues to review on a periodic basis the declaration and payment of dividends on the Inco Shares and its dividend policy. The quarter-to-quarter decision as to the amount of the quarterly dividend per Inco Share is reviewed by Inco's board of directors and determined with reference to a number of factors, including current business results and cash needs.

        Subject to the preferential rights of any prior ranking shares (of which none were issued and outstanding as of March 31, 2006), the holders of Inco Shares shall, in the event of a distribution of assets of Inco among its shareholders on a liquidation, dissolution or winding-up of Inco, whether voluntary or involuntary, or any other distribution of assets of Inco among its shareholders for the purpose of winding up its affairs, be entitled to receive, in respect of each share so held, a pro rata amount of such assets of Inco equivalent to the proportion equal to the Inco Shares then outstanding divided by the number of Inco Shares then outstanding.

12.   Commitments to Acquire Securities of Inco

        Except pursuant to the Offer, neither the Offeror nor any director or senior officer of the Offeror, nor to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, (a) any associate of a director or senior officer of the Offeror, (b) any Person holding more than 10% of any class of the Offeror's equity securities nor (c) any Person acting jointly or in concert with the Offeror, has entered into any arrangement, agreement, commitment or understanding to acquire any equity securities of Inco.

13.   Arrangements, Agreements, Commitments or Understandings

        There are no arrangements, agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or senior officers of Inco and no payments or other benefits are proposed to be made or given by the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful. There are no contracts, arrangements or understandings, formal or informal, between Teck and any securityholder of Inco with respect to the Offer or between Teck and any person or company with respect to any securities of Inco in relation to the Offer.

14.   Acceptance of the Offer

        The Offeror has not entered into any agreement, arrangement or understanding with any Shareholders with respect to the Offer, or with any Person with respect to any securities of Inco with respect to the Offer.

15.   Material Changes and Other Information

        The Offeror is not aware of any information which indicates that any material change has occurred in the affairs of Inco since March 31, 2006, the date of the last published interim financial statements of Inco, other than as disclosed herein or otherwise publicly disclosed by Inco, and the Offeror does not have any knowledge of any other matter that has not previously been generally disclosed and which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

16.   Effect of the Offer on the Market for and Listing of Inco Shares

        The purchase of Inco Shares by the Offeror pursuant to the Offer will reduce the number of Inco Shares that might otherwise trade publicly and will reduce the number of holders of Inco Shares and, depending on the number of Inco Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining Inco Shares held by the public. If the number of holders of Inco Shares is reduced to less than 300, the Inco Shares may become eligible for termination of registration under United States securities laws. In such event, to the extent permitted by applicable Law and the terms of the Inco Options, Inco Warrants and Inco Convertible Debentures, the Offeror intends to terminate the registration of the Inco Shares and to cause Inco to cease to be a reporting issuer in the United States.

        The rules and regulations of the NYSE and the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Inco Shares from the NYSE and the TSX. Among such criteria is the number of Shareholders, the number of Inco Shares publicly held and the aggregate market value of the Inco Shares publicly held. Depending on the number of Inco Shares purchased under the Offer, it is possible that the Inco Shares would fail to meet the criteria for continued listing on the NYSE and the TSX. If this were to happen, the Inco Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Inco Shares. If permitted by applicable Law and the terms of the Inco Options, Inco Warrants and Inco Convertible Debentures, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Inco Shares from the NYSE and the TSX. If the Inco Shares are delisted from the NYSE and the TSX, the extent of the public market for the Inco Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Inco Shares publicly held and the aggregate market value of the Inco Shares remaining at such time, the interest in maintaining a market in Inco Shares on the part of securities firms, whether Inco remains subject to public reporting requirements in Canada and the United States and other factors. If permitted by applicable Law and the terms of the Inco Warrants, subsequent to completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Inco Warrants from the NYSE and the TSX.

        After the purchase of the Inco Shares under the Offer, Inco may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities laws of Canada and the United States or may request to cease to be a reporting issuer under the securities laws of such jurisdictions.

17.   Regulatory Matters

        The Offeror's obligation to take-up and pay for Inco Shares tendered under the Offer is conditional upon all regulatory approvals having been obtained on terms satisfactory to the Offeror, acting reasonably.

Competition Act

        The Competition Act requires a pre-merger notification to the Commissioner for transactions that exceed certain financial thresholds and, in the case of share acquisitions, that exceed an additional voting interest threshold.

        Specifically, in the case of voting share acquisition transactions, pre-merger notification is required where (a) the parties and their affiliates, in the aggregate, have assets in Canada, or gross annual revenues from sales in, from or into Canada, in excess of $400 million and (b) the corporation the shares of which are being acquired carries on an operating business in Canada, of which the value of the Canadian assets, or the annual gross revenues from sales in or from Canada generated from such assets, exceeds $50 million. In the case of an acquisition of voting shares of a corporation that has publicly-traded voting shares, the transaction must also result in the acquiror, or acquirors, together with its or their affiliates, owning voting shares which carry more than 20% of the outstanding votes attached to all outstanding voting shares of the corporation (or more than 50% if the acquiror(s) already hold(s) 20% or more).

        If a transaction is subject to pre-merger notification, a pre-merger filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. The Offeror may choose to file either a short-form (generally, with a 14-day waiting period) or a long-form (generally, with a 42-day waiting period). The Commissioner's review of a transaction, and communication of her intention as to whether or not to oppose a transaction, may take longer than the statutory waiting period.

        Whether or not a pre-merger filing is required, the Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act, with respect to a "merger" (as defined in the Competition Act), and if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some of the assets or shares involved. The Competition Tribunal may also issue an interim order under the Competition Act prohibiting the completion of the merger for a period of up to 30 days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act in connection with the merger and that, in her opinion, more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim orders may be extended for an additional period of up to 30 days where the Competition Tribunal finds that the Commissioner is unable to complete her inquiry because of circumstances beyond her control.

        The purchase of Inco Shares pursuant to the Offer requires pre-merger notification to the Commissioner and the Offeror's acquisition of control of Inco would be a "merger" for the purposes of the merger provisions of the Competition Act. On May 17, 2006, Teck filed pre-merger notification materials with the Commissioner.

HSR Act

        Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the

Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The purchase of the Inco Shares pursuant to the Offer is subject to such requirements.

        Pursuant to the requirements of the HSR Act, Teck filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on May 17, 2006. As a result, the waiting period applicable to the purchase of Inco Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on June 16, 2006. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Teck. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 30 days after Teck's substantial compliance with such request. Thereafter, such waiting period can be extended only by court order. Teck has made a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 30-day HSR Act waiting period will be terminated early. If Teck's acquisition of Inco Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may be extended.

        The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Teck's acquisition of Inco Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Inco Shares pursuant to the Offer or seeking divestiture of the Inco Shares so acquired or divestiture of Teck's or Inco's substantial assets. Private parties and individual states may also bring legal actions under the antitrust laws. Teck does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

        In addition, prior to acquiring their Teck Subordinate Voting Shares, Shareholders who as a result of the Offer will hold voting securities of Teck with a value in excess of U.S.$56.7 million may, unless exempt, be subject to the filing and waiting period requirements of the HSR Act. This would require each such Shareholder, as well as Teck, to file a Notification and Report Form with the FTC and the Antitrust Division and to observe the waiting period requirements of the HSR Act. Therefore, compliance with the HSR Act procedures could delay the acquisition of Teck Subordinate Voting Shares by affected Shareholders. These requirements will not apply to a particular Shareholder if: (i) such Shareholder is not a "United States person" within the meaning of the HSR Act and will not hold 50% of the voting securities of Teck as a result of the Offer, or (ii) such Shareholder will hold 10% or less of the voting securities of Teck and is acquiring such voting securities solely for the purpose of investment within the meaning of the HSR Act. Any Shareholder that believes that it may have a filing and waiting obligation under the HSR Act in connection with the Offer should contact Teck at its head office at Suite 600, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L9, telephone (604) 687-1117, Attention: Corporate Secretary, and consult its own legal counsel. Teck knows of no Shareholder that would be required to make such filing.

EC Merger Regulation

        The EC Merger Regulation imposes a pre-merger notification requirement on all transactions that qualify as concentrations and meet one of two specified financial thresholds, namely: (A) (i) the combined worldwide turnover of all "undertakings concerned" by the transaction exceeds Euro(€) 5 billion; and (ii) the European Community ("Community")-wide turnover of each of at least two of the undertakings concerned exceeds €250 million; unless each of the undertakings concerned generates more than two thirds of its Community-wide turnover within the same Community member state; or (B) (i) the combined worldwide turnover of all undertakings concerned exceeds €2.5 billion; (ii) the combined turnover of all undertakings concerned exceeds €100 million in each of at least three Community member states; (iii) each of at least two undertakings concerned generates more than €25 million turnover in each of at least three of the Community member states identified in step (ii); and (iv) each of at least two undertakings concerned generates more than €100 million turnover within the Community; unless each of the undertakings concerned generates more than two-thirds of its Community-wide turnover within the same Community member state.

        A transaction that meets either one of these thresholds must be notified to the EC before it is implemented and cannot be implemented until it has been cleared by the EC. Where the EC Merger Regulation applies, subject to limited exceptions, the EC has exclusive merger control jurisdiction over the transaction within the European Union.

        Likewise, where the EC Merger Regulation applies, subject to limited exceptions, the states that are signatories to the European Economic Area ("EEA") Agreement (Iceland, Liechtenstein and Norway, the "EFTA States") are not entitled to review the transaction under their respective domestic merger control rules. In certain circumstances where the transaction has effects within the EFTA States, the EC will exchange information and consult with the EFTA Surveillance Authority, a body established under the EEA Agreement.

        Following notification, by means of a "Form CO", the EC has 25 working days in which to undertake its initial review of the transaction (generally known as a "phase I investigation"; that period may be increased to 35 working days if a EU member state's competition authority requests jurisdiction over the transaction or the parties offer commitments). If, following its initial review, the EC has "serious doubts" as to whether the transaction threatens to "significantly impede effective competition", it will initiate formal proceedings (generally known as a "phase II investigation"). Such proceedings last up to: (a) 90 working days from initiation of a phase II investigation, (b) 105 working days from initiation of a phase II investigation, if the parties offer commitments on or after the 55th working day following initiation of a phase II investigation, (c) within 110 working days from initiation of a phase II investigation, if (i) the EC agrees an extension of time with the parties, or (ii) the parties request an extension within the first 15 days from initiation of proceedings, or (d) 125 working days from initiation of a phase II investigation if the parties offer commitments on or after the 55th working day following initiation of a phase II investigation and (i) the EC agrees an extension of time with the parties or (ii) the parties request an extension of time within 15 days from initiation of a phase II investigation.

        The time periods are occasionally suspended where, owing to circumstances for which one of the parties involved in the transaction is responsible, the EC has to request information by decision or to order an on-site inspection.

        If, following a phase II investigation, the EC concludes that the transaction is likely significantly to impede effective competition, unless suitable remedies are offered by the parties, it will be blocked. Such decisions are appealable to the European Court of First Instance.

        The purchase of Inco Shares pursuant to the Offer requires pre-merger notification to the EC as the Offeror's proposed acquisition of control of Inco satisfies the first jurisdictional threshold of the EC Merger Regulation (the conditions in (A) above).

Condition of the Offer

        The Offeror does not currently intend to take up and pay for Inco Shares pursuant to the Offer unless the Offeror has obtained, on terms acceptable to the Offeror, all approvals, consents and clearances required or deemed appropriate by the Offeror in respect of the purchase of the Inco Shares under: (i) the Competition Act; (ii) the HSR Act; (iii) the EC Merger Regulation; and (iv) any other applicable competition, merger control, antitrust or other similar law or regulation in jurisdictions material to the operations of Teck or Inco.

Securities Regulatory Matters

        The distribution of the Teck Subordinate Voting Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of Teck Subordinate Voting Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

        A Registration Statement on Form F-10 has been filed with the SEC registering the issuance of the Teck Subordinate Voting Shares offered to U.S. Shareholders of Inco pursuant to the Offer as required by the

U.S. Securities Act. The resale of the Teck Subordinate Voting Shares by persons that are not affiliates (as defined in Rule 144 under the U.S. Securities Act) of Teck will not be required to be registered in the United States. However, Teck Subordinate Voting Shares acquired by affiliates (as defined in Rule 144 under the U.S. Securities Act) of Teck may be resold only in a transaction registered under the U.S. Securities Act or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act. In general, an affiliate (as defined in Rule 144 under the U.S. Securities Act) of Teck is an officer or director of Teck, a shareholder who beneficially owns more than 10% of the outstanding Teck Subordinate Voting Shares or other individuals or entities that, directly or indirectly, through one or more intermediaries, control, or are controlled by or are under common control with Teck.

        This document does not constitute a registration statement covering resales of securities by persons who are otherwise restricted from selling their shares under the U.S. Securities Act.

        The Offer is being made in compliance with applicable Canadian and U.S. rules governing take-over bids and tender offers, respectively.

18.   Certain Canadian Federal Income Tax Considerations

General

        In the opinion of Lang Michener LLP, Canadian counsel to Teck, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of Inco Shares pursuant to the Offer (or pursuant to a Subsequent Acquisition Transaction) and who, for purposes of the Tax Act and at all relevant times (i) holds the Inco Shares as capital property and (ii) deals at arm's length and is not affiliated with Teck. Shareholders meeting such requirements are referred to as a "Holder" or "Holders" herein, and this summary only addresses such Holders. Inco Shares will generally constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. This summary assumes that the fair market value of any Rights disposed of is nominal. Persons holding options, warrants or other rights (other than Rights) to acquire Inco Shares and persons who acquired Inco Shares on the exercise of employee stock options are not addressed, and all such persons should consult their own tax advisors in this regard. In addition, this summary is not applicable to a Shareholder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" as defined in the Tax Act or a Shareholder an interest in which is a "tax shelter investment" for purposes of the Tax Act.

        This summary is based on the provisions of the Tax Act in force as at the date hereof, all proposed amendments to the Tax Act publicly announced by the Minister of Finance (Canada) before the date hereof ("Proposed Amendments") and counsel's understanding of the current administrative and assessing practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof and assumes that the Proposed Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Amendments will be enacted or promulgated in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein. This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Holders in all circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, all Holders should consult their own independent tax advisors for advice with respect to the income tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Holders Resident in Canada

        This part of the summary is applicable to Holders who, for purposes of the Tax Act and any applicable tax treaty are, or are deemed to be, resident in Canada (a "Resident Holder" or "Resident Holders"). Certain Resident Holders whose Inco Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their

Inco Shares and every "Canadian security" (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Resident Holders Who Accept the Offer

Disposition of Inco Shares for Cash Only

        A Resident Holder who elects the Cash Alternative, whose Inco Shares are taken up and paid for under the Offer and who receives cash only will realize a capital gain (or capital loss) to the extent that the proceeds received for such Inco Shares (converted to Canadian dollars if U.S. currency is received), net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such Inco Shares. The general tax treatment of capital gains and losses is discussed below under the heading "Taxation of Capital Gains and Capital Losses". To the extent that such a holder receives Teck Subordinate Voting Shares as a result of pro ration, see "Exchange of Inco Shares for Cash and Teck Subordinate Voting Shares" below.

Exchange of Inco Shares for Cash and Teck Subordinate Voting Shares

        (a)   Disposition Where No Election is Made under Section 85 of the Tax Act

        Subject to the availability of the joint election referred to below, a Resident Holder who elects the Share Alternative or who disposes of Inco Shares pursuant to the Cash Alternative but who receives Teck Subordinate Voting Shares as a result of pro ration will be considered to have disposed of the holder's Inco Shares for proceeds of disposition equal to the sum of (i) any cash received by such Resident Holder, including any cash received in lieu of a fractional share (converted to Canadian dollars, if U.S. currency is received), and (ii) the fair market value, on the date of disposition of the Inco Shares, of any Teck Subordinate Voting Shares acquired by such Resident Holder on the exchange. As a result, the Resident Holder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Inco Shares. The cost to a Resident Holder of any Teck Subordinate Voting Shares acquired on the exchange will be equal to the fair market value of those shares as at the time of acquisition, and in determining the adjusted cost base of such shares the cost of such Teck Subordinate Voting Shares will be averaged with the adjusted cost base to that holder of any other Teck Subordinate Voting Shares held by the holder at that time as capital property.

        (b)   Disposition Where an Election is Made under Subsection 85(1) or 85(2) of the Tax Act

        The following applies to a Resident Holder who is an Eligible Holder. An Eligible Holder who elects the Share Alternative or who receives Teck Subordinate Voting Shares as a result of pro ration pursuant to the Offer may obtain a full or partial tax deferral in respect of the disposition of Inco Shares by filing with the CRA (and, where applicable, with a provincial tax authority) an election (the "Tax Election") under subsection 85(1) of the Tax Act or, in the case of a partnership, under subsection 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) made jointly by the Eligible Holder and Teck. The amount specified in the Tax Election as the proceeds of disposition of the Eligible Holder's Inco Shares must be an amount (the "Elected Amount") which is not less than the greater of:

  (i)
  the lesser of the adjusted cost base to the Eligible Holder of such Inco Shares and the fair market value of such Inco Shares at the time of disposition; or

  (ii)
  the amount of cash received as a result of such disposition (converted to Canadian dollars if U.S. currency is received).

The Elected Amount may not be greater than the fair market value of such Inco Shares at the time of the disposition.

        An Elected Amount which does not comply with these limitations will automatically be adjusted under the Tax Act so that it is in compliance.

        Where a valid Tax Election is filed:

  (i)
  Inco Shares that are the subject of the Tax Election will be deemed to be disposed of for proceeds of disposition equal to the Elected Amount. Subject to the limitations set out in subsection 85(1) or 85(2) of the Tax Act regarding the Elected Amount, if the Elected Amount is equal to the aggregate of the adjusted cost base of such Inco Shares immediately before the disposition and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder. Subject to such limitations, to the extent that the Elected Amount in respect of such Inco Shares exceeds (or is less than) the aggregate of the adjusted cost base and any reasonable costs of disposition, such holder will realize a capital gain (or a capital loss). See "Taxation of Capital Gains and Capital Losses" below.

  (ii)
  The aggregate cost to the Eligible Holder of the Teck Subordinate Voting Shares received will be equal to the amount, if any, by which the Elected Amount exceeds the aggregate amount of cash received from Teck (converted to Canadian dollars if U.S currency is received) as a result of the disposition, and the adjusted cost base of such shares will be determined by averaging the cost of such Teck Subordinate Voting Shares with the adjusted cost base of any other Teck Subordinate Voting Shares held by the holder at that time as capital property.

        Teck agrees to make a Tax Election pursuant to subjection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial tax legislation) with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) and 85(2) of the Tax Act (or any applicable provincial tax legislation).

        A tax instruction letter providing certain instructions on how to complete the section 85 election forms may be obtained from the Depositary by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal in accordance with the procedures set out in Section 5 of the Offer, "Manner of Acceptance".

        An Eligible Holder interested in making an election, including an Eligible Holder who elects the Cash Alternative but who would want to make the election if such Eligible Holder receives Teck Subordinate Voting Shares as a result of the pro ration provisions of the Offer, should indicate that intention in the Letter of Transmittal in the space provided therein and a tax instruction letter, together with the relevant tax election forms, will be sent to the Eligible Holder at or about the time that the Eligible Holder is sent the Offered Consideration to which the Eligible Holder is entitled. Because of the pro ration provisions of the Offer, an Eligible Holder who elects the Share Alternative may receive more cash than $0.05 per Inco Share, which could, in certain circumstances, give rise to a capital gain. In addition, a Tax Election will be valid only if it meets all other applicable requirements under the Tax Act, and meeting these requirements will be the sole responsibility of the Eligible Holder.

        In order to make an election, an Eligible Holder must ensure that two signed copies of the necessary election forms are returned in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Expiry Time duly completed with the details of the number of Inco Shares transferred, the consideration received and the applicable Elected Amount for the purposes of such elections. Subject to the election forms complying with the provisions of the Tax Act (and any applicable provincial income tax law), one copy of the form will be returned to the particular holder, signed by Teck, for filing by the holder with the CRA (or the applicable provincial tax authority).

        Teck will make an election under subsection 85(1) or 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only with an Eligible Holder, and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Teck will not be responsible for the proper completion or filing of any election and the Eligible Holder will be solely responsible for the payment of any late filing penalty. Teck agrees only to execute any properly completed election and to forward such election by mail (within 90 days after the receipt thereof) to the Eligible Holder. With the exception of execution of the election by Teck, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making the election. Accordingly, neither Teck nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver any election in accordance with the procedures set out in the tax instruction letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

        In order for the CRA (and where applicable the provincial revenue authorities) to accept a tax election without a late filing penalty being paid by an Eligible Holder, the election must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either Teck or the Eligible Holder is required to file an income tax return for the taxation year in which the disposition occurs. Teck's 2006 taxation year is scheduled to end December 31, 2006, although Teck's taxation year could end earlier as a result of an event such as an amalgamation, and its tax return is required to be filed within six months from the end of the taxation year. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, the tax election forms of an Eligible Holder must be received in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Expiry Time. Because Teck has agreed to execute and return the election to the Eligible Holder within 90 days of its receipt in accordance with the procedures set out in the tax instruction letter, to avoid late filing penalties certain Eligible Holders may be required to forward their tax election forms to Teck before 90 days from the Expiry Time.

        Any Eligible Holder who does not ensure that a duly completed election has been received in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Expiry Time will not be able to benefit from the tax deferral provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into an election with Teck should give their immediate attention to this matter. The instructions for requesting a tax instruction letter are set out in the Letter of Transmittal. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. Eligible Holders wishing to make the election should consult their own tax advisors. An Eligible Holder who does not make a valid election under section 85 of the Tax Act may realize a taxable capital gain. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Taxation of Capital Gains and Capital Losses

        Generally, a Resident Holder will be required to include in income one half of the amount of any capital gain (a "taxable capital gain") and will be entitled to deduct one half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

        In general, a capital loss otherwise arising on the disposition of a share by a corporation may be reduced by dividends previously received or deemed to have been received thereon. Similar rules may apply where a corporation is, directly or through a trust or a partnership, a member of a partnership or a beneficiary of a trust that owns shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

        A Resident Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% of its "aggregate investment income". For this purpose, aggregate investment income includes net taxable capital gains.

        Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

Shares Not Deposited by Resident Holders

        (a)   Compulsory Acquisition of Inco Shares

        As described under Section 7 of this Circular, "Acquisition of Inco Shares Not Deposited — Compulsory Acquisition", Teck may, in certain circumstances, acquire Inco Shares not deposited under the Offer pursuant to statutory rights of purchase under the CBCA. The tax consequences to a Resident Holder of a disposition of Inco Shares in such circumstances will generally be similar to those described above under "Resident Holders Who Accept the Offer". Interest paid or credited to a Resident Holder (if any) in connection with the exercise of dissent rights under a Compulsory Acquisition must be included in the income of such holder for the purposes of the Tax Act. Resident Holders whose Inco Shares may be so acquired should consult their own tax advisors.

        (b)   Subsequent Acquisition Transaction

        As described in Section 7 of this Circular, "Acquisition of Inco Shares Not Deposited", if Teck does not acquire all of the Inco Shares pursuant to the Offer or by means of a Compulsory Acquisition, Teck may propose other means of acquiring the remaining issued and outstanding Inco Shares. As described in Section 7 of this Circular, "Acquisition of Inco Shares Not Deposited" it is Teck's current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and accordingly it is not possible to comment except in very general terms. Teck may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction, the tax consequences of which to a Resident Holder would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above. Depending upon the exact manner in which the transaction is carried out, such tax consequences may also include a capital gain or capital loss, a deemed dividend or both a deemed dividend and a capital gain or capital loss. Any such capital loss may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the Inco Shares (or on shares of an amalgamated corporation for which the Inco Shares are exchanged) to the extent and under the circumstances described in the Tax Act.

        A Subsequent Acquisition Transaction could be carried out by means of an amalgamation of Inco with Teck or one of its affiliates, pursuant to which Resident Holders who did not tender Inco Shares under the Offer would have their Inco Shares exchanged upon the amalgamation for Teck Subordinate Voting Shares and for redeemable preference shares of the amalgamated corporation or of Teck ("Redeemable Shares") which Redeemable Shares would then be redeemed immediately for cash. A Resident Holder would not realize a capital gain or a capital loss as a result of the exchange of shares on the amalgamation. The cost of the Redeemable Shares received upon the amalgamation would be equal to that proportion of the adjusted cost base to the Resident Holder of Inco Shares immediately before the amalgamation that

(i)
the fair market value, immediately after the amalgamation, of all the Redeemable Shares so acquired by the Resident Holder,

is of

(ii)
the fair market value, immediately after the amalgamation, of the Teck Subordinate Voting Shares and the Redeemable Shares so acquired by the Resident Holder.

        The remaining portion of the adjusted cost base of Inco Shares to the Resident Holder would constitute the cost to the Resident Holder of the Teck Subordinate Voting Shares. Upon the redemption of Redeemable Shares the Resident Holder would generally be deemed to have received a dividend equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for the purposes of the Tax Act (subject to the potential application of subsection 55(2) of the Tax Act to a holder of such shares that is a corporation as discussed below). The amount by which the redemption price exceeds the amount of the deemed dividend would be treated as proceeds of disposition of the Redeemable Shares for the purposes of computing any capital gain or capital loss arising on the redemption of such shares. Taxation of any such capital gain or capital loss is described above under the heading "Taxation of Capital Gains and Capital Losses".

        A Resident Holder that is a corporation should consult its tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act with respect to any dividends received, or deemed to be received, by such corporation in connection with a Subsequent Acquisition Transaction. Subsection 55(2) provides in part that, where a Resident Holder that is a corporation receives or is deemed to receive a dividend, in certain circumstances the dividend or deemed dividend may be treated as proceeds of disposition of the Inco Shares for the purpose of computing the Resident Holder's capital gain. Subject to the potential application of this provision, dividends received or deemed to be received by a corporation in connection with a Subsequent Acquisition Transaction will be included in computing income, and normally will also be deductible in computing its taxable income, but affected Resident Holders are advised to consult their own tax advisors in this regard.

        A Resident Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received, or deemed to be received, in connection with a Subsequent Acquisition Transaction to the extent that such dividends are deductible in computing such corporation's taxable income.

        In the case of a Resident Holder who is an individual (including a trust), dividends received or deemed to be received in connection with a Subsequent Acquisition Transaction will be included in computing the Resident Holder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

        If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, under the current administrative practice of the CRA, Resident Holders who exercise a right of dissent in respect of such an amalgamation should be considered to have disposed of their Inco Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder for such Inco Shares, other than interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Holder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their tax advisors in this regard. Interest awarded by a court would be included in computing the Resident Holder's income.

        Resident Holders should consult their own tax advisors for advice with respect to all income tax consequences to them of having their Inco Shares acquired pursuant to a Subsequent Acquisition Transaction.

        (c)   Potential Delisting

        As described under Section 16 of this Circular, "Effect of the Offer on the Market for and Listing of Inco Shares", Inco Shares may be delisted from the TSX and the NYSE. In certain circumstances, a delisting could adversely affect a holder of Inco Shares that is a trust governed by a registered retirement savings plan (or other deferred income plan) by subjecting such holder to certain taxes and penalizing provisions under the Tax Act, and Resident Holders who may be so affected should consult with their own tax advisors in this regard.

Holding and Disposing of Teck Subordinate Voting Shares

        In the case of a Resident Holder who is an individual, dividends received or deemed to be received on Teck Subordinate Voting Shares will be included in computing the Resident Holder's income, and will be subject to the normal gross-up and dividend tax credit rules under the Tax Act. Pursuant to proposed amendments in the federal budget of May 2, 2006, the gross-up and dividend tax credit rules applicable to eligible dividends paid after 2005 by a public corporation resident in Canada, such as Teck, will be enhanced, resulting in less tax payable thereon by a Resident Holder who is an individual. A Resident Holder that is a "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on Teck Subordinate Voting Shares to the extent such dividends are deductible in computing such corporation's taxable income.

        A disposition or deemed disposition of Teck Subordinate Voting Shares by a Resident Holder will be subject to the normal rules under the Tax Act. (See "Taxation of Capital Gains and Capital Losses" above.)

        Provided that they are listed on a prescribed stock exchange, which includes the TSX and the NYSE, or that Teck continues to qualify as a "public corporation" for the purposes of the Tax Act, Teck Subordinate Voting Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Holders Not Resident in Canada

        In addition to the comments set out under the heading "General" above, this portion of the summary is applicable to Holders who, at all relevant times for purposes of the Tax Act, have not been and are not resident in Canada or deemed to be resident in Canada and do not use or hold, and are not deemed to use or hold their Inco Shares in carrying on a business in Canada. Holders meeting all such requirements are hereinafter referred to as a "Non-Resident Holder" or "Non-Resident Holders", and this part of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Non-Resident Holders Who Accept the Offer

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Inco Shares pursuant to the Offer unless such shares are or are deemed to be "taxable Canadian property" as defined in the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

        Generally, Inco Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX and the NYSE) at that time, unless:

  (i)
  at any time during the 60 month period ending at the time of disposition of the Inco Shares by such Non-Resident Holder, the Non-Resident Holder, Persons not dealing at arm's length with such Non-Resident Holder, or any combination thereof owned 25% or more of the issued shares of any class or series of the capital stock of Inco; or

  (ii)
  the Non-Resident Holder's Inco Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

        If the Inco Shares are taxable Canadian property to a Non-Resident Holder, the recognition of a capital gain on the disposition of Inco Shares pursuant to accepting the Offer would in general be determined in the manner and subject to the tax treatment described above under "Holders Resident in Canada", subject to the terms of any applicable income tax treaty between Canada and the country of residence of the Non-Resident Holder. Non-Resident Holders who hold Inco Shares as taxable Canadian property should consult with their own tax advisors.

Shares Not Deposited by Non-Resident Holders

        (a)   Compulsory Acquisition of Inco Shares

        A Non-Resident Holder will not be subject to income tax under the Tax Act on a disposition of Inco Shares either pursuant to Teck's statutory rights of purchase described in Section 7 of this Circular, "Acquisition of Inco Shares Not Deposited — Compulsory Acquisition" or on an exercise of dissent rights in respect thereof unless the Inco Shares are "taxable Canadian property" to the Non-Resident Holder as described above (and subject to the discussion below under "Potential Delisting") and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where interest is paid or credited to a Non-Resident Holder in connection with the exercise of dissent rights under a Compulsory Acquisition, such Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) (the "Tax Treaty") and is the beneficial owner of the interest, the applicable rate of Canadian withholding tax is reduced to 10%.

        (b)   Subsequent Acquisition Transactions

        As described in Section 7 of this Circular, "Acquisition of Inco Shares Not Deposited", if Teck does not acquire all of the Inco Shares under the Offer or by means of a Compulsory Acquisition, Teck may propose other means of acquiring the remaining issued and outstanding Inco Shares. It is Teck's current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer. The tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those referred to above. A Non-Resident Holder may realize a capital gain or a capital loss and/or a deemed dividend (see also discussion above). In general, the Non-Resident Holder would not be subject to taxation under the Tax Act in respect of any capital gain that is realized unless the Non-Resident Holder's Inco Shares are taxable Canadian property, as described above (and subject to the discussion below under "Potential Delisting"), and the Non-Resident Holder is not entitled to any relief under an applicable tax treaty. Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Inco Shares acquired pursuant to a Subsequent Acquisition Transaction, including the special considerations applicable if the Inco Shares are not then listed on a prescribed exchange. Dividends paid or deemed to be paid to a Non-Resident Holder would be subject to Canadian withholding tax at a rate of 25%, as would any interest awarded to a Non-Resident Holder by a court in the event a dissent is available and is exercised. The rate of withholding tax may be reduced under the provisions of an applicable income tax treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Tax Treaty and is the beneficial owner of the dividends or the interest, the rate of Canadian withholding tax is generally reduced to 15% for dividends and 10% for interest.

        (c)   Potential Delisting

        As described under Section 16 of this Circular, "Effect of the Offer on the Market for and Listing of Inco Shares", Inco Shares may be delisted from the TSX and the NYSE. If the Inco Shares are not listed on a prescribed stock exchange at the time of disposition by a Non-Resident Holder, Inco Shares will be taxable Canadian property to the Non-Resident Holder and the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on such disposition, subject to relief under an applicable tax treaty. If Inco Shares are taxable Canadian property the notification and withholding provisions of section 116 of the Tax Act will apply to a Non-Resident Holder in which case Teck may be required to withhold an amount from any payment to the Non-Resident Holder pursuant to the Tax Act. Non-Resident Holders should consult with their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Inco Shares pursuant to the Offer.

Holding and Disposing of Teck Subordinate Voting Shares

        Dividends paid or deemed to be paid to a Non-Resident Holder on Teck Subordinate Voting Shares will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Tax Treaty and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

        A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Teck Subordinate Voting Shares unless the Non-Resident Holder's Teck Subordinate Voting Shares are, or are deemed to be, taxable Canadian property and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

19.   Certain United States Federal Income Tax Considerations

        The following is a general summary of certain material U.S. federal income tax consequences to a U.S. Holder, as defined below, of the exchange of Inco Shares for Teck Subordinate Voting Shares and any U.S. or Canadian currency pursuant to the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction (collectively, the "Acquisition") and the ownership and disposition of any Teck Subordinate Voting Shares received pursuant to the Acquisition. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practices, judicial decisions, the Income Tax Convention between the United States and Canada (the "Tax Convention"), as well as certain representations made by Teck, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, or the failure of any factual representation to be true, correct, and complete in all material respects, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the "IRS"). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

        As used herein, a "U.S. Holder" means a holder of Inco Shares (or, following the completion of the Acquisition, a holder of Teck Subordinate Voting Shares) that is for U.S. federal income tax purposes (i) a citizen or an individual resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any political subdivision thereof, including the States and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds Inco Shares or Teck Subordinate Voting Shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding Inco Shares or Teck Subordinate Voting Shares is urged to consult its own tax advisor.

        This discussion does not address any U.S. federal alternative minimum tax, U.S. federal estate, gift, or other non-income tax; or any state, local, or non-U.S. tax consequences of the Acquisition and the ownership and disposition of Teck Subordinate Voting Shares. In addition, this discussion does not address the U.S. federal income tax consequences to certain categories of U.S. Holders subject to special rules, including U.S. Holders that are (i) banks, financial institutions, or insurance companies, (ii) regulated investment companies or real estate investment trusts, (iii) brokers or dealers in securities or currencies or traders in securities or currencies that elect to apply a mark-to-market accounting method, (iv) tax-exempt organizations, (v) holders that own Inco Shares (or, following the completion of the Acquisition, holders that will own Teck Subordinate Voting Shares) as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (vi) holders that acquired Inco Shares (or, following the completion of the Acquisition, holders that acquire Teck Subordinate Voting Shares) in connection with the exercise of employee stock options or otherwise as compensation for services, (vii) holders that have "functional currency" other than the U.S. dollar, (viii) holders that own or have owned directly, indirectly, or constructively 10 percent or more of Inco's voting stock (or, following the completion of the Acquisition, holders that will own directly, indirectly, or constructively 10 percent or more of Teck's voting stock), or (ix) U.S. expatriates.

        This discussion assumes that each of the Inco Shares is held as a capital asset, within the meaning of Section 1221 of the Code, in the hands of a U.S. Shareholder at all relevant times and that the each of the Teck Subordinate Voting Shares to be received by such U.S. Holder as a result of the Acquisition will be held as a capital asset. This discussion further assumes that neither Teck nor Inco is a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes and that Inco has not been a PFIC at any point in the past.

        U.S. Holders and holders of Inco Shares that are not U.S. Holders should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences that may arise under the laws of any other relevant non-U.S. state, local, or other taxing jurisdiction.

        U.S. Treasury Circular 230 Notice: To ensure compliance with requirements imposed by the IRS, you are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written by us to be relied upon, and cannot be relied upon by you, for the purpose of avoiding penalties that may be imposed on you under the U.S. Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

The Acquisition

Exchange of Inco Shares for Cash Only

        A U.S. Holder who elects the Cash Alternative and in fact receives U.S. or Canadian currency in exchange for its Inco Shares will recognize gain or loss equal to the difference between the amount of U.S. dollars or the fair market value of Canadian currency received by such U.S. Holder and such U.S. Holder's adjusted tax basis in the Inco Shares surrendered therefor. If Inco is not classified as a PFIC for any taxable year during which a U.S. Holder held Inco Shares, any gain or loss recognized by such U.S. Holder in the exchange of Inco Shares for U.S. or Canadian currency will generally be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder's holding period in its Inco Shares exceeds one year as of the date of the Acquisition. Gain or loss, if any, realized by a U.S. Holder in connection with the Acquisition generally will be treated as having a U.S. source. U.S. tax consequences of the receipt of Canadian currency and later conversion of Canadian currency to U.S. currency are discussed below in "Other Considerations — The Receipt of Canadian Currency".

Exchange of Inco Shares for Teck Subordinate Voting Shares and Cash

        Taxable Transaction Treatment.    Unless Inco amalgamates with a subsidiary of Teck (or Teck itself) in accordance with the provisions of the CBCA and certain other requirements are met, an exchange pursuant to the Offer or any Subsequent Transaction (including, in all events, the Compulsory Acquisition) will be a taxable transaction for U.S. federal income tax purposes. If the exchange of Inco Shares for Teck Subordinate Voting Shares and, if applicable, U.S. or Canadian currency is treated as a taxable transaction, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount realized and (ii) such holder's adjusted tax basis in its Inco Shares. The amount realized is the fair market value of the Teck Subordinate Voting Shares and, as applicable, the fair market value of Canadian currency or amount of U.S. dollars received. If Inco is not classified as a PFIC for any taxable year during which a U.S. Holder held Inco Shares, any gain or loss recognized by such U.S. Holder in the exchange of Inco Shares for Teck Subordinate Voting Shares and, if any, U.S. or Canadian currency will generally be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder's holding period in its Inco Shares exceeds one year as of the date of the Acquisition. Gain or loss, if any, realized by a U.S. Holder in connection with the Acquisition generally will be treated as having a U.S. source. For U.S. federal income tax purposes, a U.S. Holder's basis in the Teck Subordinate Voting Shares received pursuant to the Acquisition will be equal to the fair market value of such shares on the date of the Acquisition and a U.S. Holder's holding period with respect to such Teck Subordinate Voting Shares will begin on the next day.

        Tax-Deferred Reorganization Treatment.    If Inco amalgamates into a subsidiary of Teck in accordance with the provisions of the CBCA following the Offer or a Subsequent Acquisition Transaction and certain other requirements are met, then, although there is limited authority and thus substantial uncertainty, the exchanges of Inco Shares for Teck Subordinate Voting Shares and, if applicable, U.S. and Canadian currency should be treated for U.S. federal income tax purposes as exchanges pursuant to a plan of reorganization within the meaning of Section 368(a) of the Code and treated as a tax-deferred transaction. Such treatment is available only if the exchange pursuant to the Offer (the "Exchange Transaction") and the subsequent amalgamation, if any, (the "Amalgamation") are treated as a single integrated transaction for U.S. federal income tax purposes, the resulting corporation holds "substantially all" of the assets held by Inco prior to the exchange, and certain other requirements are met. If the Exchange Transaction qualifies as a part of Section 368(a) reorganization and Inco is not classified as a PFIC, then a U.S. Holder will only recognize gain, as a result of the Exchange Transaction, to the extent of U.S. or Canadian currency received (as discussed in the following paragraph) and will not recognize any loss. The aggregate adjusted tax basis of a U.S. Holder in Teck Subordinate Voting Shares received in the Exchange Transaction will equal such U.S. Holder's aggregate adjusted tax basis in its Inco Shares exchanged therefor, increased by the amount of gain recognized and deceased by the amount of U.S. dollars or the fair market value of Canadian currency received by such U.S. Holder in the Exchange Transaction. The holding period of a U.S. Holder in Teck Subordinate Voting Shares received in the Exchange Transaction will include such U.S. Holder's holding period in its Inco Shares exchanged therefor.

        If a U.S. Holder receives U.S. or Canadian currency in exchange for its Inco Shares, the amount of gain that such U.S. Holder will recognize equals the lesser of (i) the amount of U.S. dollars or the fair market value of Canadian currency received or (ii) the excess, if any, of (a) the sum of (I) the fair market value of Teck Subordinate Voting Shares and (II) the amount of U.S. dollars or the fair market value of Canadian currency received by such U.S. Holder in the Exchange Transaction over (b) such U.S. Holder's adjusted tax basis in the Inco Shares surrendered therefor. The amount of gain recognized by a U.S. Holder that "has the effect of the distribution of a dividend" will be treated as dividend income to the extent of such U.S. Holder's ratable share of the undistributed accumulated earnings and profits of Inco as of the date of the Exchange Transaction, and any excess will be treated as gain from the exchange of property. Assuming that neither Inco nor Teck is classified as a PFIC in 2005 or 2006, the amount of gain treated as dividend income may be "qualified dividend income" subject to a maximum rate of U.S. federal income tax of 15 percent to U.S. Holders that are not corporations if certain holding period and other requirements are met. Gain that is not treated as dividend income will be capital gain which will be treated as long-term capital gain if such U.S. Holder's holding period in its Inco Shares exceeds one year as of the date of the Exchange Transaction and otherwise will be short-term capital gain. Such capital gains are generally treated as having a U.S. source. The determination of whether the gain recognized by a U.S. Holder will be treated as capital gain or dividend income will depend on whether and to what extent the exchange reduces the U.S. Holder's percentage ownership interest in Teck. For purposes of this determination, a U.S. Holder is treated as if it first exchanged all of its Inco Shares solely for Teck Subordinate Voting Shares and then Teck immediately redeemed a portion of such Teck Subordinate Voting Shares in exchange for U.S. or Canadian currency such U.S. Holder actually received. This determination is subject to a complex set of rules, and U.S. Holders are urged to consult their own U.S. tax advisors.

        In addition, U.S. Holders that exchange Inco Shares for Teck Voting Subordinate Shares in the Exchange Transaction generally would be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Exchange Transaction and the Amalgamation occur and to retain certain records related to the Exchange Transaction and Amalgamation.

Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Exchange Transaction and Amalgamation.

PFIC Status of Inco

        Inco's public filings indicate that it believes that it is not, and never was, a PFIC. However, Teck has no independent knowledge of Inco's status as a PFIC and cannot be certain of Inco's determination of its PFIC status. If Inco was classified as a PFIC for any year during which a U.S. Holder held Inco Shares, special rules may subject that U.S. Holder to increased tax liability upon the disposition of Inco Shares in the Acquisition. Under these rules, unless a holder has made certain elections, (i) the gain will be allocated ratably over the U.S. Holder's holding period; (ii) the amount allocated to the current taxable year and any year prior to the first year in which Inco was a PFIC will be taxed as ordinary income in the current year; (iii) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and (iv) an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years. U.S. Holders are urged to consult their own U.S. tax advisors regarding the adverse U.S. federal income tax consequences of disposing of stock of a PFIC.

Ownership and Disposition of Teck Subordinate Voting Shares

Dividends

        Subject to the discussion below under "PFIC Status of Teck," the gross amount of any distribution of cash or property (other than in liquidation) made to a U.S. Holder with respect to Teck Subordinate Voting Shares (inclusive of any Canadian withholding tax with respect thereto) generally will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of Teck as determined under U.S. federal income tax principles. Dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation on dividends received from a domestic corporation. A distribution in excess of Teck's current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in its Teck Subordinate Voting Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of Teck Subordinate Voting Shares). To the extent that such distribution exceeds the U.S. Holder's adjusted tax basis, the distribution will be treated as capital gain, which will be treated as long-term capital gain if such U.S. Holder's holding period in its Teck Subordinate Voting Shares exceeds one year as of the date of the distribution and otherwise will be short-term capital gain.

        If Teck Subordinate Voting Shares are readily tradeable on an established U.S. securities market, within the meaning of the Code, or if Teck is eligible for benefits under the Tax Convention, then dividends received by non-corporate U.S. Holders before January 1, 2011 may be "qualified dividend income" to such U.S. Holder. If certain holding period and other requirements (including a requirement that Teck is not a PFIC in the year of the dividend or the preceding year) are met, qualified dividend income is subject to a maximum rate of U.S. federal income tax of 15 percent to a U.S. Holder that is not a corporation, including individuals.

Foreign Tax Credits

        Any tax withheld by Canadian taxing authorities with respect to distributions on Teck Subordinate Voting Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Teck Subordinate Voting Shares will be foreign-source income and "passive income" or, in the case of certain U.S. Holders, "financial services income" for taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, dividends generally will be "passive category income" or "general category income" for purposes of computing the foreign tax credit allowable to a U.S. Holder. Because of the complexity of those limitations, each U.S. Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

Sale, Exchange or Other Taxable Disposition of Teck Subordinate Voting Shares

        Subject to the discussion below under "PFIC Status of Teck," for U.S. federal income tax purposes, a U.S. Holder will generally recognize gain or loss on the sale, exchange, or other taxable disposition of any of its Teck Subordinate Voting Shares in an amount equal to the difference between (a) the U.S. dollar value of the amount realized for the Teck Subordinate Voting Shares and (b) the U.S. Holder's adjusted tax basis (determined in U.S. dollars) in the Teck Subordinate Voting Shares. Such gain or loss will be a capital gain or loss. Capital gains of non-corporate taxpayers, including individuals, derived with respect to a sale, exchange, or other disposition prior to January 1, 2011 of Teck Subordinate Voting Shares held for more than one year are subject to a maximum federal income tax rate of 15 percent. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

PFIC Status of Teck

        U.S. Holders would be subject to a special, adverse tax regime if Teck were or were to become a PFIC for U.S. federal income tax purposes. Teck believes that it was not a PFIC in 2005 and does not expect to be a PFIC in 2006 or later years. Nevertheless, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, no assurance can be provided that Teck will not be a PFIC in 2006 or any subsequent taxable year. U.S. Holders are urged to consult their own U.S. tax advisors regarding the adverse U.S. federal income tax consequences of owning stock of a PFIC and of making certain elections designed to lessen those adverse consequences.

Other Considerations

The Receipt of Canadian Currency

        In the case of a cash-basis U.S. Holder that receives Canadian currency in exchange for Inco Shares in the Acquisition or on the sale, exchange or other taxable disposition of Teck Subordinate Voting Shares (collectively, the "Disposition"), the amount realized will be based on the U.S. dollar value of the Canadian currency received on the settlement date of the Disposition. An accrual-basis U.S. Holder may elect the same treatment required of a cash-basis taxpayer, provided that such election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual basis U.S. Holder does not elect to be treated as a cash-basis taxpayer for this purpose, such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of any difference between the U.S. dollar value of the currency received prevailing on the date of the Disposition and the date of payment. Such foreign currency gain or loss would be treated as U.S.-source ordinary income or loss and would be in addition to any gain or loss recognized by that U.S. Holder on the Disposition. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. If such Canadian currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash-basis or electing accrual U.S. Holder should not recognize any gain or loss on such conversion. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

        Taxable dividends with respect to Teck Subordinate Voting Shares that are paid in Canadian dollars will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Information Reporting and Backup Withholding

        Under some circumstances, a U.S. Holder may be subject to U.S. information reporting and backup withholding tax on distributions paid on Teck Subordinate Voting Shares or proceeds from the disposition of Inco Shares or Teck Subordinate Voting Shares. Information reporting and backup withholding will not apply, however, to a U.S. Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28-percent rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax liability if the required information is timely furnished to the IRS.

20.   Depositary and U.S. Forwarding Agent

        Teck has engaged CIBC Mellon Trust Company to act as Depositary and Mellon Investor Services LLC to act as U.S. Forwarding Agent for the receipt of Inco Shares and related Letters of Transmittal deposited to the Offer and for the payment for Inco Shares purchased by Teck pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its offices in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Inco Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Inco Shares. The Depositary and U.S. Forwarding Agent will each receive reasonable and customary compensation from Teck for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Teck has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the provincial securities laws of Canada.

21.   Dealer Managers and Soliciting Dealer Group

        Teck has engaged the services of BMO Nesbitt Burns Inc. and Merrill Lynch Canada Inc. as Dealer Managers in Canada and Harris Nesbitt Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Dealer Managers in the United States to solicit acceptances of the Offer. The Dealer Managers will be paid a fee for services rendered by them in their respective capacity as Dealer Manager, as set forth below, and will be reimbursed by Teck for their reasonable out-of-pocket expenses. In addition, the Dealer Managers will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer.

        BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., Harris Nesbitt Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have the right to form a soliciting dealer group (the "Soliciting Dealer Group") comprised of members of the Investment Dealers Association of Canada and members of the TSX, the TSX Venture Exchange and the National Association of Securities Dealers to solicit acceptances of the Offer. Each member of the Soliciting Dealer Group, including each of the Dealer Managers, is referred to herein as a "Soliciting Dealer". Teck has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal a fee of Cdn.$0.30 for each Inco Share deposited and taken up by Teck under the Offer other than Inco Shares held by members of the Soliciting Dealer Group for their own account. Teck may require the Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Shareholder will be not less than Cdn.$100 and not more than Cdn.$1,500, provided that no fee will be payable in respect of any Inco Shares deposited from the beneficial holder of fewer than 200 Inco Shares. Where Inco Shares deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner.

        No fee or commission will be payable by Shareholders who transmit their Inco Shares directly to the Depositary or who make use of the facilities of a Soliciting Dealer to the Offer.

22.   Information Agent

        Teck has retained Innisfree M&A Incorporated to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from Teck for services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses incurred in connection therewith.

        Except as set forth above, the Offeror will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Inco Shares pursuant to the Offer, provided that the Offeror may make other arrangements with soliciting dealers and/or information agents outside of Canada.

        Shareholders should contact the Dealer Managers, the Depositary, the U.S. Forwarding Agent, the Information Agents or a broker or dealer for assistance in accepting the Offer and in depositing their Inco Shares with the Depositary or the U.S. Forwarding Agent.

23.   Offerees' Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides securityholders of Inco with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Holders of Inco Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

24.   Directors' Approval

        The contents of the Offer and Circular have been approved and the sending thereof to the Shareholders has been authorized by the board of directors of Teck.

25.   Expenses of the Offer

        Teck will fund the costs and expenses it incurs as a result of the Offer, and Teck has sufficient funds available to pay all such costs and expenses. Teck estimates that the fees and expenses of the Offer will be as follows:

Accounting	$200,000
Legal	$5,000,000
Financial Advisory	$8,000,000
Printing and Mailing	$1,500,000
Filings	$3,300,000
Depositary	$300,000
Solicitation Matters	$400,000
Advertising and Investor Relations	$1,500,000
Other	$2,800,000

Total Estimated Costs and Expenses	$23,000,000

        In addition, Teck estimates that in the event the Offer is successful, it would incur additional expenses of approximately $57 million consisting of financial advisory, financing and solicitation fees.

26.   Available Information

        Teck files reports and other information with Canadian securities regulatory authorities. These reports and information are available to the public free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

        Teck is subject to the reporting requirements of the U.S. Exchange Act and in accordance therewith files reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by United States and Canadian securities regulators, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Teck is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S Exchange Act. Reports and other information filed by Teck may be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC's website at www.sec.gov.

        The registration statement filed with the SEC concerning the Offer, including exhibits, and Teck's reports and other information filed under the U.S. Exchange Act are available to the public free of charge at the SEC's website at www.sec.gov.

27.   Experts

        The audited consolidated financial statements of Teck as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, incorporated by reference in this Offer and Circular, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent chartered accountants, and upon the authority of such said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP has advised that it is independent of Teck within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and is registered with the Public Company Accounting Oversight Board (United States).

        With respect to the pro forma financial statements of Teck included herein, the independent chartered accountants have reported that they applied limited procedures in accordance with Canadian professional standards for preparation of a compilation report. The compilation report is provided solely in order to comply with applicable requirements of Canadian securities laws. It should be noted that to report in accordance with Public Company Accounting Oversight Board Auditing Standards (PCAOBAS) on a compilation of pro forma financial statements an examination greater in scope than that performed under Canadian standards would be required. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the procedures applied. The independent chartered accountants may not be subject to the liability provisions of Section 11 of the U.S. Securities Act for their report on the pro forma financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the U.S. Securities Act.

        The audited comparative financial statements of Inco as at and for the two years ended December 31, 2005 incorporated into this Circular by reference contain the report of Inco's independent auditors. Teck has not obtained the consent necessary for Teck to incorporate the audit report by reference into this Circular. Because Teck has not obtained Inco's auditor's consent, Shareholders may not be able to recover against Inco's auditors under Section 11 of the U.S. Securities Act for untrue statements of a material fact contained in the financial statements audited by Inco's auditors or any omissions to state a material fact required to be stated therein.

        The statements as to Teck's mineral reserves and resources which appear in this Circular and Teck's Annual Information Form for the year ended December 31, 2005 have been incorporated by reference herein upon the authority of the following experts: William P. Armstrong, P.Eng, Dan Gurtler, AIMM, and Colin McKenny, P.Geol., each of whom has acted as a Qualified Person in connection with the estimates of reserves and resources presented in this Circular. Mr. Armstrong is an employee of Teck. Mr. McKenny is an employee of Elk Valley Coal Partnership, of which Teck is the managing partner. Mr. Gurtler is an employee of Compañía Minera Antamina S.A., in which Teck holds a 22.5% share interest. GLJ Petroleum Consultants Ltd. ("GLJ") has acted as an independent reserves evaluator in connection with our interest in the Fort Hills oil sands project. As of the date hereof, each of Messrs Armstrong, Gurtler and McKenny and GLJ and its designated professionals hold beneficially, directly or indirectly, less than 1% of any class of Teck's securities.

28.   Legal Matters

        Certain legal matters relating to the Offer and to the Teck Subordinate Voting Shares to be distributed pursuant to the Offer will be reviewed by Lang Michener LLP, Toronto, Ontario and certain U.S. legal matters relating to the Offer will be reviewed by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Warren Seyffert, a director of Teck, is counsel to Lang Michener LLP. As of the date hereof, the partners and associates of Lang Michener LLP as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding Teck Subordinate Voting Shares.

29.   Registration Statement Filed with the SEC

        A Registration Statement on Form F-10 under the U.S. Securities Act has been filed, which covers the Teck Subordinate Voting Shares to be issued pursuant to the Offer. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information.

30.   Documents Filed as Part of the Registration Statement

        The following documents have been filed with the SEC as part of the Registration Statement on Form F-10:

  •
  the documents incorporated by reference under the heading "Teck — Teck Documents Incorporated by Reference and Further Information";

  •
  Dealer Manager Agreement with BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., Harris Nesbitt Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated;

  •
  Information Agent Agreement with Innisfree M&A Incorporated;

  •
  Consent of PricewaterhouseCoopers LLP;

  •
  Consent of Lang Michener LLP;

  •
  Consent of William P. Armstrong, P.Eng.;

  •
  Consent of Dan Gurtler, AIMM;

  •
  Consent of Colin McKenny, P.Geol.;

  •
  Consent of GLJ Petroleum Consultants Ltd.;

  •
  Awareness Letter of PricewaterhouseCoopers LLP; and

  •
  powers of attorney authorizing certain signatories to execute the Form F-10 and any subsequent amendments thereto.

CONSENTS

To the Directors of
 TECK COMINCO LIMITED

        We have read the Circular of Teck Cominco Limited ("Teck") dated May 23, 2006 relating to the Offer by Teck to purchase all of the outstanding common shares of Inco Limited. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the Circular of our report to the shareholders of Teck on the consolidated balance sheets of Teck as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2005. Our report is dated February 2, 2006, except for note 3(f) which is as of May 17, 2006.

        We also consent to the use in the above-mentioned Circular of our report dated May 23, 2006 to the Board of Directors of Teck on the pro forma consolidated balance sheet as at March 31, 2006 and pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2005.

Vancouver, Canada May 23, 2006	(Signed) PRICEWATERHOUSECOOPERS LLP Chartered Accountants

To the Directors of
 TECK COMINCO LIMITED

        We hereby consent to the references to our name contained under the heading "Legal Matters" and to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated May 23, 2006 made by Teck Cominco Limited to the holders of common shares of Inco Limited.

Toronto, Ontario	(Signed) LANG MICHENER LLP
May 23, 2006

APPROVAL AND CERTIFICATE OF TECK COMINCO LIMITED

        The contents of the Offer and Circular, together with the Annexes included therein, have been approved by, and the sending thereof to the Shareholders has been authorized by, the board of directors of Teck. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer or the securities to be distributed hereunder.

Dated: May 23, 2006.

(Signed) DONALD R. LINDSAY President and Chief Executive Officer	(Signed) RONALD A. MILLOS Senior Vice President Finance and Chief Financial Officer
On behalf of the board of directors
(Signed) DR. NORMAN B. KEEVIL Director	(Signed) DAVID A. THOMPSON Director

ANNEX A

        NOTE: The following compilation report is provided solely to comply with the applicable requirements of Canadian securities laws. The Canadian auditing standards specify the procedures that should be performed which are outlined in the report. These procedures would not be sufficient to allow for an expression of opinion under the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). The procedures that would be performed to allow for an expression of an opinion under the standards of the PCAOB would be more extensive and greater in scope than that required by the Canadian auditing standards. Accordingly, no opinion is expressed on the pro forma information under the standards of the PCAOB.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED

        The following selected unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the consolidated entities that would have been achieved if the Offer had been completed during the periods presented, nor is the selected pro forma consolidated financial information necessarily indicative of the future operating results or financial position of the consolidated entities. The pro forma consolidated financial information does not reflect any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition.

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of Teck Cominco Limited

        We have read the accompanying unaudited pro forma consolidated balance sheet of Teck Cominco Limited (the "company" or "Teck") as at March 31, 2006 and the unaudited pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2005, and have performed the following procedures.

1.
Compared the figures in the columns captioned "Teck" to the unaudited consolidated financial statements of the company as at March 31, 2006 and for the three months then ended, and the audited consolidated financial statements of the company for the year ended December 31, 2005 respectively, and found them to be in agreement.

2.
Compared the figures in the columns captioned "Inco US$" to the unaudited consolidated financial statements of Inco Limited as at March 31, 2006 and for the three months then ended and the audited consolidated financial statements of Inco Limited for the year ended December 31, 2005 respectively, and found them to be in agreement.

3.
Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

(a)
the basis for determination of the pro forma adjustments; and

(b)
whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

        The officials:

  (a)
  described to us the basis for determination of the pro forma adjustments, and

  (b)
  stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4.
Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Teck" and "Inco CDN$" as at March 31, 2006 and for the three months then ended, and for the year ended December 31, 2005, and found the amounts in the columns captioned "Pro forma Teck" to be arithmetically correct.

        A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Vancouver, British Columbia, Canada May 23, 2006	(Signed) PRICEWATERHOUSECOOPERS LLP Chartered Accountants

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED BALANCE SHEET

As at March 31, 2006
($ millions)

				Pro Forma Adjustments
		Inco
							Pro Forma Teck
	Teck	US$	CDN$	Note 3		Amounts
	A		B			C	A + B + C
ASSETS
Current assets
Cash and cash equivalents	$1,390	$751	$876	a	(i)	$426	$244
				c		(6,366)
				c		(200)
				e		4,118
Temporary investments	1,775			e		(1,775)	—
Accounts receivable	537	734	857				1,394
Production inventories	536	970	1,132	d		378	2,046
Supplies, prepaids and other	148	221	258				406

	4,386	2,676	3,123				4,090
Investments	244						244
Investment in Inco	437			b		(246)	—
				c		(191)
				c		17,665
				f		(17,665)
Property, plant and equipment and other non-current assets	3,861	9,575	11,175	d		14,499	29,535

	$8,928	$12,251	$14,298				$33,869

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$800	$1,132	$1,321				$2,121
Current portion of long term debt	38	75	88				126

	838	1,207	1,409				2,247
Long term debt	1,488	1,840	2,147	a	(ii)	(459)
				d		25
				e		2,343	5,544
Other liabilities	644	1,035	1,208	d		1,422	3,274
Future income and resource taxes	847	2,018	2,355	d		2,933	6,135
Minority interest	23	768	896				919
Inco exchangeable debentures	248	—	—	b		(248)	—

	4,088	6,868	8,015				18,119
Shareholders' Equity
Convertible debentures	107	351	410	a	(ii)	(410)	107
Shareholders' equity	4,733	5,032	5,873	a		1,295
				b		2
				c		10,908
				d		10,497
				f		(17,665)	15,643

	$8,928	$12,251	$14,298				$33,869

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended December 31, 2005
($ millions)

				Pro Forma Adjustments
		Inco
						Pro Forma Teck
	Teck	US$	CDN$	Note 3	Amounts
	A(1)		B		C	A + B + C
Revenues	$4,415	$4,518	$5,474			$9,889
Operating expenses	(2,179)	(2,633)	(3,190)	g	112	(5,257)
Depreciation	(274)	(256)	(310)	h	(221)	(805)

Operating Profit	1,962	1,629	1,974			3,827
Other expenses
General and administration	(74)	(207)	(251)			(325)
Interest on long term debt	(69)	(26)	(33)	i	(130)	(232)
Mineral exploration	(70)	(43)	(52)			(122)
Research and development	(13)	(35)	(42)			(55)
Other income (expense)	170	(1)	(1)	i	(56)	113

	(56)	(312)	(379)			(621)

	1,906	1,317	1,595			3,206
Provision for income and resource taxes	(546)	(408)	(494)	j	101	(939)
Minority interests	(15)	(73)	(88)			(103)

Net earnings	$1,345	$836	$1,013			$2,164

Earnings per share Pro forma earnings per share (Note 5)
Basic	$6.62					$6.25

Diluted	$6.22					$6.03

(1)
Restated to conform with current financial statement presentation.

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the three months ended March 31, 2006
($ millions)

				Pro Forma Adjustments
		Inco
						Pro Forma Teck
	Teck	US$	CDN$	Note 3	Amounts
	A		B		C	A + B + C
Revenues	$1,273	$1,211	$1,399			$2,672
Operating expenses	(592)	(733)	(847)	g	33	(1,406)
Depreciation and amortization	(57)	(68)	(78)	h	(56)	(191)

Operating profit	624	410	474			1,075
Other expenses
General and administration	(24)	(47)	(55)			(79)
Interest on long term debt	(27)	(18)	(21)	i	(34)	(82)
Mineral exploration	(8)	(15)	(17)			(25)
Research and development	(4)	(8)	(9)			(13)
Other income	126	11	13	i	(37)	102

	63	(77)	(89)			(97)

	687	333	385			978
Provision for income and resource taxes	(233)	(113)	(131)	j	33	(331)
Minority interests	(6)	(18)	(21)			(27)

Net earnings	$448	$202	$233			$620

Earnings per share Pro forma earnings per share (Note 5)
Basic	$2.19					$1.79

Diluted	$2.06					$1.72

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Canadian dollars unless otherwise indicated
(Unaudited)

1.     BASIS OF PRESENTATION

  These unaudited pro forma consolidated financial statements (pro forma financial statements) of Teck Cominco Limited (Teck) have been prepared in accordance with generally accepted accounting principles in Canada. These pro forma financial statements do not contain all of the information required for annual financial statements. Accordingly they should be read in conjunction with the most recent annual and interim financial statements of Teck, and the most recent annual and interim financial statements of Inco Limited (Inco).

  These pro forma financial statements have been prepared assuming that the acquisition of Inco had been completed on January 1, 2005 for the unaudited pro forma consolidated statements of earnings and on March 31, 2006 for the unaudited pro forma balance sheet.

  These pro forma financial statements are not intended to reflect the financial position which would have resulted had the transaction actually been affected on March 31, 2006 or the results of operations had the transaction been effected on January 1, 2005. Further, the pro forma results of operations may not be indicative of future results.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Accounting policies used in the preparation of these pro forma financial statements are those disclosed in Teck's audited consolidated financial statements for the year ended December 31, 2005 and Teck's unaudited consolidated financial statements for the three months ended March 31, 2006. As Teck only has access to Inco's publicly available information, no calculations or estimates have been made to harmonize the accounting policies of Teck and Inco.

  For the purposes of these pro forma financial statements, the Inco balance sheet as at March 31, 2006 has been translated into Canadian dollars at the period end rate of 1.1671, the Inco statement of earnings for the year ended December 31, 2005 has been translated at an average rate of 1.2116 and the Inco statement of earnings for the three months ended March 31, 2006 has been translated at an average rate of 1.1549.

3.     PRO FORMA ADJUSTMENTS

  The acquisition of Inco by Teck is accounted for using the purchase method. Accordingly, Inco's assets and liabilities are measured at their individual fair values on the date of the acquisition and the difference between these fair values and the price paid for Inco shares is recorded on the balance sheet as goodwill. Inco's shareholders' equity is eliminated upon consolidation. Teck's assets and liabilities are not revalued as part of this process.

  The pro forma financial statements assume the completion of a business combination whereby 227.4 million shares of Inco at March 31, 2006 calculated on a fully-diluted basis are acquired for total consideration of $17,274 million, comprising 143.1 million subordinate voting shares of Teck, and $6,366 million in cash. For the purpose of these pro forma financial statements, Teck has assumed that the maximum cash component of the Offer will be reached. The final amount of the cash portion of the consideration will depend on decisions relating to the exercise of options made by holders of Inco stock options, the conversion, if any, of Inco's convertible debentures, and elections made by shareholders of Inco on acceptance of the Offer.

  The measurement of the purchase consideration in the pro forma financial statements is based on a Teck subordinate voting share price of $80.25 at the time of the Offer. The actual measurement date of the purchase consideration will occur on the date when sufficient shares have been tendered to make the Offer binding. The value of the purchase consideration will be based on the market price of Teck shares at the time the Offer closes. Consequently, the eventual value of the purchase consideration for accounting purposes will differ from the amount assumed in the pro forma financial statements due to any future changes in the market price of Teck's subordinate voting shares.

  The allocation of the purchase price to the assets and liabilities of Inco as presented in these pro forma financial statements is preliminary and subject to change. In arriving at the fair values of assets and liabilities Teck has made assumptions, estimates and assessments which are based on limited information. The actual fair values of the assets and liabilities will be determined as of the date of the acquisition, not the dates used in the preparation of these pro forma financial statements. The amounts determined may differ materially from the amounts disclosed in the purchase price allocation set out in (d) below due to changes in the estimates of fair values of the assets and liabilities as more information is available for assessment. Any such changes in the determination and allocation of the purchase price could also result in changes to the adjustments to earnings in subsequent periods.

  These pro forma financial statements do not include the impact of any fee to be paid or received by Inco in respect of the Inco/Falconbridge Support Agreement.

  The pro forma adjustments reflect Teck's acquisition of 100% of Inco's assets and liabilities at their fair values and the accounting for Inco as a wholly owned subsidiary.

  Balance Sheet Adjustments:

  Adjustments related to the pro forma consolidated balance sheet as at March 31, 2006 have been made as follows:

  (a)
  The following adjustments have been made to reflect the book value of Inco at the date of acquisition:

  i.
  to give effect to proceeds of $426 million deemed to be received by Inco on the exercise of in-the-money warrants and employee and director stock options;

  ii.
  to give effect to the conversion of all outstanding Inco convertible debt instruments to common shares of Inco;

  (b)
  To record the settlement of the Inco exchangeable debentures previously issued by Teck with shares of Inco currently held by Teck.

  (c)
  To record the purchase of Inco shares for cash and Teck shares as follows:

(C$ millions)
Cash portion of the Offer	$6,366
Issue of 143.1 million Teck subordinate voting shares(1)	10,908

17,274
Estimated transaction fees and expenses of Teck and Inco	200
Cost of investment in Inco at March 31, 2006	191

Total Purchase Price	$17,665

    (1)
    The purchase price was calculated using a price of $80.25 for each Teck subordinate voting share issued, net of deemed issue costs.

  (d)
  The following allocates the purchase price based on management's preliminary estimate of fair values after giving effect to (a) above:

(C$ millions)	Inco Book Value	Fair Value Adjustments	Inco Fair Value
Cash and cash equivalents	$1,302	$—	$1,302
Production inventories	1,290	378	1,668
Other current assets	957	—	957
Property plant and equipment and other non-current assets	11,175	14,499	25,674

Total Assets	$14,724	$14,877	$29,601

Current liabilities	$1,409	$—	$1,409
Long term debt	1,688	25	1,713
Other liabilities including post retirement obligations	1,208	1,422	2,630
Future income taxes	2,355	2,933	5,288
Minority interests	896	—	896

Total Liabilities	7,556	4,380	11,936

Net Assets Purchased	$7,168	$10,497	$17,665

  (e)
  To record the proceeds of the additional $2.343 billion debt and the conversion of temporary investments into cash to finance the acquisition.

  (f)
  To eliminate the investment in Inco on consolidation.

  Income Statement Adjustments:

  (g)
  To eliminate the amortization of unamortized transitional adjustments and past service costs related to defined benefit pensions and other post-retirement benefits of Inco.

  (h)
  To depreciate and amortize the preliminary fair value adjustments allocated to property, plant and equipment. An amount of $3.7 billion has been allocated to non-amortizable assets. To the extent that this amount is allocated to property, plant and equipment, amortization charges may increase. Any amount allocated to goodwill will be subject to impairment tests and may be written off in future periods. In addition, an amount of $11.5 billion has been allocated to assets, including Voisey's Bay and Goro, which were not in production in 2005 ($6 billion has been allocated to assets which were not in production in the first quarter of 2006).

  (i)
  To adjust interest expense and interest income to reflect changes in Teck's debt structure, including additional debt incurred as a result of the transaction, the conversion and redemption of certain Inco and Teck debt instruments, fair value adjustments to Inco debt and the reduction of cash balances resulting from the transaction.

  (j)
  To provide for taxes on the above items.

4.     ITEMS NOT ADJUSTED

  The adjustments made to the pro forma income statements reflect only those items which are expected to recur and do not include one time charges to income which are expected to occur immediately following the transaction. In addition, the pro forma statements of earnings do not give effect to operating efficiencies, cost savings and synergies that may result from the acquisition, including potential cost savings at the corporate level and potential synergies in exploration activities and at operations.

5.     PRO FORMA EARNINGS PER SHARE INFORMATION

  (a)
  Earnings per share computation for three months ended March 31, 2006 and year ended December 31, 2005

	Three Months Ended March 31, 2006	Year Ended December 31, 2005
Basic pro forma earnings per share computation
Numerator ($ millions):
Pro forma net earnings	$620	$2,164
Less interest on convertible debentures	(1)	(4)

Pro forma earnings available to shareholders	$619	$2,160

Denominator (thousands of shares):
Teck weighted average shares outstanding	203,546	202,472
Shares issued to Inco shareholders	143,083	143,083

Pro forma weighted average shares outstanding	346,629	345,555

Basic pro forma earnings per share	$1.79	$6.25

Diluted pro forma earnings per share computation
Numerator ($ millions):
Pro forma net earnings available to shareholders, assuming dilution	$620	$2,164

Denominator (thousands of shares):
Pro forma weighted average shares outstanding	346,629	345,555
Dilutive effect of securities for Teck
Stock options	1,793	2,121
Convertible debentures	11,489	11,489

Pro forma weighted average shares outstanding	359,911	359,165

Diluted pro forma earnings per share	$1.72	$6.03

6.     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

  The effect of the material measurement differences between generally accepted accounting principles (GAAP) in Canada and the United States on the unaudited pro forma consolidated net earnings and balance sheet is summarized as follows. In preparing the unaudited pro forma consolidated US GAAP reconciliation, the company has made assumptions, estimates and assessments, which are based on limited information. As such, the actual amounts may differ materially from the amounts disclosed in these pro forma financial statements.

  Pro Forma Consolidated Net Earnings and Comprehensive Income

(C$ in millions, except per share data)	Three Months Ended March 31, 2006	Year Ended December 31, 2005
Pro forma net earnings under Canadian GAAP	$620	$2,164
Add (deduct)
Convertible debentures due 2024 (a)	(3)	(6)
Share of earnings in FCCT (b)	—	(1)
Deferred start-up costs (d)	(2)	3
Derivative instruments (h)	(4)	(83)
Asset retirement obligations (i)	(1)	(3)
Capitalized interest (k)	—	8
Deferred stripping costs (m)	(5)	—
Research and development expense (e)	(8)	(57)
Exploration expense (f)	(1)	(10)
Unrealized foreign exchange on Voisey's Bay project future income and mining tax liability (l)	—	(75)
Minority interest effect of adjustments	—	11
Tax effect of adjustments	16	27

Net earnings under US GAAP before comprehensive income adjustments	612	1,978
Unrealized holding gains on investments (c)	8	(6)
Cumulative translation adjustment (g)	3	(51)
Derivative instruments (h)	(155)	(166)
Minimum pension liability (j)	—	(22)
Tax effect of adjustments	47	87

Comprehensive income	$515	$1,820

Earnings per share, before comprehensive income adjustments
Basic	$1.77	$5.72
Diluted	$1.70	$5.51

  Pro Forma Consolidated Balance Sheets as at March 31, 2006

	Pro Forma Canadian GAAP	Pro Forma GAAP Adjustments	Pro Forma US GAAP
Assets
Cash	$244	$—	$244
Accounts receivable	1,394	—	1,394
Production inventories	2,046	—	2,046
Supplies, prepaids and other (h)	406	35	441

	4,090	35	4,125
Investments (c)	244	73	317
Property, plant and equipment and other non-current assets (d,h,i,j,k,l,m)	29,535	(83)	29,452

Total assets	$33,869	$25	$33,894

Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities (h)	$2,121	$5	$2,126
Current portion of long-term debt	126	—	126

	2,247	5	2,252
Long-term debt	5,544	107	5,651
Other liabilities (h,i)	3,274	(37)	3,237
Future income and resource taxes	6,135	—	6,135
Minority interest	919	—	919

	15,872	70	15,942
Convertible debentures	107	(107)	—
Shareholders' equity	15,643	57	15,700

Total liabilities and shareholders' equity	$33,869	$25	$33,894

  (a)
  Convertible Debentures

    Under Canadian GAAP the convertible debentures due 2024 have been classified as equity with related interest being charged directly to retained earnings. For US GAAP these debentures would be classified entirely as liabilities and interest would be charged against current period earnings.

  (b)
  Share of Earnings in Fording Canadian Coal Trust (FCCT)

    The company accounts for its share of earnings of FCCT on an equity basis. Adjustments in respect of the company's share of earnings in FCCT arise due to various differences between US and Canadian GAAP in the underlying entity.

  (c)
  Unrealized Holding Gains on Investments

    Under Canadian GAAP, the company's marketable securities are carried at cost. For US GAAP purposes, the company's marketable securities are considered to be available-for-sale. Available-for-sale securities are carried at market value with unrealized gains or losses included in comprehensive income until realized or until an other than temporary decline occurs.

  (d)
  Deferred Start-Up Costs

    Under Canadian GAAP, certain mine start-up costs are deferred until the mine reaches commercial levels of production and are amortized over the life of the project. Under US GAAP, these costs are expensed as incurred.

  (e)
  Research and Development Expense

    Under Canadian GAAP, development costs are deferred and amortized if the development project meets certain generally accepted criteria for deferral and amortization. In addition, fixed assets including equipment may be acquired or constructed in order to provide facilities or carry out a research and development project. The use of such assets will extend over a number of accounting periods and accordingly, are capitalized and amortized over their useful lives. Under US GAAP, research and development costs are charged to expense in the period incurred.

  (f)
  Exploration Expense

    Under Canadian GAAP, capitalized exploration expenditures are classified under property, plant and equipment with the related mineral claim. For US GAAP, exploration expenditures are not capitalized unless proven and probable reserves have been established by a feasibility study.

  (g)
  Comprehensive Income

    Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130, "Reporting Comprehensive Income". Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income (OCI). OCI includes amounts that are recorded as an element of shareholders' equity but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include additional minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). A standard for comprehensive income is not yet effective under Canadian GAAP.

  (h)
  Derivative Instruments

    Under Canadian GAAP, derivative instruments to which hedge accounting is applied are held off-balance sheet with realized gains and losses recorded in net earnings. Non-hedge derivative instruments must be recorded on the balance sheet at fair value with changes in fair value recorded in other income.

    For US GAAP purposes, all derivatives are recorded on the balance sheet as either assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on whether the derivative has been designated as a fair value or cash flow hedge and whether it qualifies as part of a hedging relationship.

    For fair value hedges, the effective portion of the changes in fair value of the derivatives is offset by changes in the fair value of the hedged item in net earnings. For cash flow hedges the effective portion of the changes in fair value are accumulated in other comprehensive income and released into net earnings when the hedged item affects net earnings. For derivatives not accounted for as part of a hedging relationship, changes in fair value are included in net earnings.

  (i)
  Asset Retirement Obligations

    For US GAAP purposes the company adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. The company adopted the provisions of CICA 3110, "Asset Retirement Obligations", for Canadian GAAP purposes effective January 1, 2004, and retroactively restated the Canadian GAAP results to account for this policy change.

    The Canadian and US standards for Asset Retirement Obligations are substantially the same; however, due to the difference in adoption dates, different assumptions were used. This resulted in differences in the asset and liability balances on adoption and will result in different amortization and accretion charges over time.

  (j)
  Additional Minimum Pension Liability

    For US GAAP purposes, the company is required to recognize an additional minimum pension liability in the amount of the excess of the company's unfunded accrued benefit obligation over the fair value of the plan assets. An intangible asset is recorded equal to any unrecognized past service costs. Changes in the additional minimum pension liability and intangible asset are recorded in other comprehensive income.

  (k)
  Capitalized Interest

    For US GAAP purposes, interest costs must be capitalized for all assets that are under development. For Canadian GAAP, the company capitalizes interest only on project specific debt.

  (l)
  Unrealized Currency Translation Gains (Losses) on Voisey's Bay Project Deferred Income and Mining Tax Liabilities

    For the purpose of these pro forma consolidated financial statements, Inco is considered to be a self sustaining foreign entity whose functional currency is the US dollar. For US GAAP reporting purposes, unrealized non-cash currency translation gains and losses arising from the translation into United States dollars, at the end of each period, of certain Canadian dollar-denominated deferred income and mining tax liabilities established in 1996 upon the acquisition of the Voisey's Bay deposits are included in the determination of earnings. For Canadian GAAP reporting purposes, these unrealized non-cash currency translation gains and losses have been deferred and included in property, plant and equipment as part of development costs for the Voisey's Bay project until operations commence.

  (m)
  Deferred Stripping Costs

    Effective January 1, 2006, under Canadian GAAP, the company adopted EIC 160 "Stripping Costs Incurred in the Production Phase of a Mining Operation", and under US GAAP, EITF 04-6 "Accounting for Stripping Costs Incurred During Production in the Mining Industry". Both standards require stripping costs to be accounted for as a variable production cost to be included in the costs of inventory produced during the production phase.

    Under Canadian GAAP, the company has elected to use prospective adoption, and amortizes the existing balance sheet amount relating to deferred stripping costs over the reserves to which it relates. Under US GAAP, the company has retroactively adopted EITF 04-06, whereby the cumulative effect of the adjustment is recognized in the opening balance of retained earnings. This resulted in an initial US GAAP difference to decrease property, plant and equipment by $52 million, decrease future income tax liability by $22 million and decrease retained earnings by $30 million.

    Canadian GAAP permits capitalization of stripping activity which represents a betterment of a mineral property. Betterment occurs when the stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are amortized on a unit of production basis over the proven and probable reserves to which they relate. Under US GAAP, all stripping costs are treated as variable production costs.

ANNEX B

CERTAIN INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF TECK

        Set forth in the table below is the name, province/state and country of residence, country of citizenship, current principal occupation and material positions held during the past five years with respect to each of the directors and executive officers of Teck.

        In the past five years, none of the persons listed below has been convicted in a criminal proceeding or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name, Province/State, Country of Residence and Country of Citizenship	Principal Occupations within Previous Five Years	Director Since
J. Brian Aune[1,3,4,5,8] Residence — Westmount, Quebec, Canada Citizenship — Canadian	Chairman of St. James Financial Corporation from 1990 to September 2005 and President of Alderprise Inc. (private investment companies).	February 1995
Lloyd I. Barber[3,4,6,8] Residence — Regina, Saskatchewan, Canada Citizenship — Canadian	President Emeritus, University of Regina.	September 2001
Jalynn H. Bennett[2,8,14] Residence — Toronto, Ontario, Canada Citizenship — Canadian	President, Jalynn H. Bennett and Associates Ltd. (consulting firm).	April 2005
Hugh J. Bolton[2,8] Residence — Edmonton, Alberta, Canada Citizenship — Canadian	Chairman, Epcor Utilities Inc. (electrical utility), and Lead Director of Matrikon Inc. (industrial IT company) from 2000 to present.	September 2001
Masayuki Hisatsune[6,8,13] Residence — Vancouver, British Columbia, Canada Citizenship — Japanese
	Director and Vice President, Sumitomo Metal Mining America Inc. (mining company) from December 2001 to present; General Manager, Administration Department, Mineral Resources Division, Sumitomo Metal Mining Co. from 2000 to 2001.	February 2002
Dr. Norman B. Keevi1[1,7,10] Residence — West Vancouver, British Columbia, Canada Citizenship — Canadian	Chairman and previously Chief Executive Officer of Teck from November 30, 1981 to July 25, 2001, and President of Teck from November 30, 1981 to June 8, 2000.	July 1963
Norman B. Keevil III[6,11] Residence — Victoria, British Columbia, Canada Citizenship — Canadian
	Chief Operating Officer and Vice President of Engineering, Triton Logging Inc. (underwater harvesting company) from 2004 to present; President and Chief Executive Officer, Pyramid Automation Ltd. (manufacturers of special purpose automation equipment) from 1998 to 2004.	April 1997
Donald R. Lindsay[1] Residence — Vancouver, British Columbia, Canada Citizenship — Canadian	President of Teck from January 2005 to present and Chief Executive Officer of Teck from April 2005 to present; President of CIBC World Markets Inc. (investment banking) from 2001 to 2004.	February 2005
Takuro Mochihara[1,8] Residence — Tokyo, Japan Citizenship — Japanese	Managing Executive Officer, Non-Ferrous Metal Division, Sumitomo Metal Mining Co. Ltd. (mining company).	September 2000

Warren S.R. Seyffert[6,12] Residence — Toronto, Ontario, Canada Citizenship — Canadian	Counsel at Lang Michener LLP (law firm).	August 1989
Keith E. Steeves[2,4,8,13] Residence — Richmond, British Columbia, Canada Citizenship — Canadian	Corporate Director since June 1, 1996; previously Senior Vice President, Commercial of Teck.	October 1981
Chris M.T. Thompson[1,2,5,6,8,13] Residence — Denver, Colorado, United States Citizenship — Canadian	Corporate Director; Chief Executive Officer and Chairman of the Board of Gold Fields Ltd. (gold mining) from 1998 to 2002. Chairman of the Board of Gold Fields Ltd. to November 2005.	June 2003
David A. Thompson[4,10,13] Residence — West Vancouver, British Columbia, Canada Citizenship — Canadian
	Chief Executive Officer of Teck from July 25, 2001 to April 27, 2005; Deputy Chairman of Teck from June 8, 2000 to April 27, 2005; President and Chief Executive Officer of Cominco Ltd. until July 2001.	October 1980
Robert J. Wright[1,2,3,5,8] Residence — Toronto, Ontario, Canada Citizenship — Canadian	Deputy Chairman of Teck since June 8, 2000; Lead Director of Teck.	May 1994
Ronald J. Vance Residence — Evergreen, Colorado, USA Citizenship — American	Senior Vice President, Corporate Development of Teck since January 1, 2006; previously Managing Director and Senior Advisor, Rothschild Inc.	—
Douglas H. Horswill Residence — West Vancouver, British Columbia, Canada Citizenship — Canadian	Senior Vice President, Environment and Corporate Affairs of Teck; previously Vice President, Environment & Corporate Affairs of Cominco Ltd.	—
Michael P. Lipkewich Residence — West Vancouver, British Columbia, Canada Citizenship — Canadian	Senior Vice President, Mining of Teck.	—
Ronald A. Millos Residence — Vancouver, British Columbia, Canada Citizenship — Canadian	Senior Vice President, Finance and Chief Financial Officer of Teck since October 3, 2005; previously Vice President and Chief Financial Officer of the Fording Canadian Coal Trust, Fording LP (formerly known as Fording Inc.) and Elk Valley Coal Corporation since June 1, 2003; Vice President, Corporate Finance of Teck since September 2001 and prior thereto Vice President, Finance and Chief Financial Officer of Cominco Ltd.	—
Michael J. Allan Residence — North Vancouver, British Columbia, Canada Citizenship — Canadian	Vice President, Engineering of Teck.	—
Fred S. Daley Residence — Delta, British Columbia, Canada Citizenship — Canadian	Vice President, Exploration of Teck.	—

Michel P. Filion Residence — Surrey, British Columbia, Canada Citizenship — Canadian	Vice President, Environment, Health and Safety of Teck since June 2005; previously Vice President, Environment of Teck.	—
Gary M. Jones Residence — Burnaby, British Columbia, Canada Citizenship — Canadian	Vice President, Business Development of Teck.	—
G. Leonard Manuel Residence — West Vancouver, British Columbia, Canada Citizenship — Canadian	Vice President and General Counsel of Teck; previously General Counsel and Secretary of Cominco Ltd.	—
Peter C. Rozee Residence — West Vancouver, British Columbia, Canada Citizenship — Canadian	Senior Vice President, Commercial Affairs of Teck since October 1, 2005; Vice President, Commercial and Legal Affairs of Teck since March 2001; prior thereto Vice President, General Counsel and Secretary, Inmet Mining Corporation	—
James A. Utley Residence — West Vancouver, British Columbia, Canada Citizenship — Canadian	Vice President, Human Resources of Teck, previously Vice President, Human Resources of Cominco Ltd.	—
John F.H. Thompson Residence — Vancouver, British Columbia, Canada Citizenship — Canadian	Vice President, Technology of Teck since January 1, 2006; previously Chief Geoscientist of Teck.	—
Michael E. Agg Residence — Vancouver, British Columbia, Canada Citizenship — Canadian	Vice President, Refining and Metal Sales of Teck since December 1, 2005; previously General Manager, Trail Operations from 2003 to 2005, and General Manager of Cajamarquilla from 1998 to 2003.	—
Andrew A. Stonkus Residence — Oakville, Ontario, Canada Citizenship — Canadian	Vice President, Concentrate Marketing of Teck since December 1, 2005; previously General Manager, Concentrate Marketing of Teck from 2000 to 2005.	—
Robert G. Scott Residence — Coldstream, British Columbia, Canada Citizenship — Canadian	Vice President, Base Metal Mining of Teck since January, 2006; previously General Manager of Red Dog from 2003 to 2005; prior thereto General Manager/Mine Manager of Quintette	—

1.
Member of Executive Committee of the Board

2.
Member of Audit Committee of the Board

3.
Member of Compensation Committee of the Board

4.
Member of Pension Committee of the Board

5.
Member of Corporate Governance & Nominating Committee of the Board

6.
Member of the Environment, Health & Safety Committee of the Board

7.
Dr. N.B. Keevil is a Director of Keevil Holding Corporation and trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation. The holdings of Keevil Holding Corporation are reported under the heading "Voting Shares and Principal Holders of Voting Shares" in Teck's Management Proxy Circular dated March 1, 2006. Dr. Keevil retired as Chief Executive Officer of Teck in 2001. The Board has determined that Dr. Keevil will not be termed independent because of his family's long-standing connection to Teck.

8.
Director who is: (a) not a member of management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the Director's ability to act with a view to the best interests of Teck other than interests and relationships arising solely from holdings in Teck, and (b) is not considered to have a direct or indirect material relationship with Teck under subsection 1.4 of Multilateral Instrument 52-110.

9.
Messrs. Mochihara and Hisatsune are employees of Sumitomo Metal Mining Co. Ltd. ("Sumitomo") and, as such, are required to hold these shares in trust for Sumitomo.

10.
Former officer of Teck

11.
Family relationship with Dr. N.B. Keevil

12.
Counsel to a law firm which provides legal advice to Teck

13.
Member of Reserves Disclosure Committee of the Board

14.
Jalynn H. Bennett is a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the "Nortel Companies"), having first been appointed as a director of the Nortel Companies on June 29, 2005. Following the March 10, 2006 announcement by the Nortel Companies of the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates, the Ontario Securities Commission issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Jalynn H. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the Ontario Securities Commission of all of the filings the Nortel Companies are required to make pursuant to Ontario securities laws. The British Columbia Securities Commission and Autorité des marchés financiers have issued similar orders. Jalynn H. Bennett is not subject to the orders issued by the British Columbia Securities Commission and Autorité des marchés financiers.

The Depositary for the Offer is:
 CIBC Mellon Trust Company

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Dealer Managers for the Offer are:

In Canada BMO Nesbitt Burns Inc. 1 First Canadian Place, 5th Floor Toronto, Ontario M5X 1H3 Telephone: (416) 359-6695	In the United States Harris Nesbitt Corp. 3 Times Square New York, New York 10036 Toll Free: (866) 769-7410
Merrill Lynch Canada Inc. 181 Bay Street, 4th Floor Toronto, Ontario M5J 2V8 Telephone: (416) 369-7744	Merrill Lynch & Co. 1400 Merrill Lynch Drive MSC-0401N Pennington, New Jersey 08534 Telephone: (609) 818-8000 Toll Free: (877) 653-2948

The U.S. Forwarding Agent for the Offer is:

Mellon Investor Services LLC

By Mail, Registered Mail, by Hand or by Courier
120 Broadway, 13th Floor
New York, New York 10271
Toll Free: 1-800-777-3674

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Ave., 20th Floor
New York, New York 10022

North American Toll Free Numbers:
(877) 825-8631 (English)
(877) 825-8777 (French)

U.S. Banks and Brokers Call Collect:
(212) 750-5833

        Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

QuickLinks

OFFER AND CIRCULAR
OFFER TO PURCHASE
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
NOTICE TO HOLDERS OF INCO OPTIONS, INCO WARRANTS, INCO CONVERTIBLE DEBENTURES AND TECK EXCHANGEABLE DEBENTURES
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
INFORMATION CONCERNING INCO
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
EXCHANGE RATES
TABLE OF CONTENTS
SUMMARY TERM SHEET
GLOSSARY
SUMMARY OF THE OFFER
SUMMARY OF TECK AND INCO HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
OFFER TO: THE HOLDERS OF COMMON SHARES OF INCO
CIRCULAR
CONSENTS
APPROVAL AND CERTIFICATE OF TECK COMINCO LIMITED
ANNEX A
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED
COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
TECK COMINCO LIMITED PRO FORMA CONSOLIDATED BALANCE SHEET As at March 31, 2006 ($ millions)
TECK COMINCO LIMITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS For the year ended December 31, 2005 ($ millions)
TECK COMINCO LIMITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS For the three months ended March 31, 2006 ($ millions)
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
ANNEX B CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF TECK